

SPX TECHNOLOGIES

2024 Annual Report

STRATEGIC TECHNOLOGIES—ENGINEERED FOR GROWTH



DEAR FELLOW SHAREHOLDERS,

2024 was another strong year for SPX Technologies. We delivered significant increases in revenue and earnings while advancing key initiatives in organic and inorganic growth, digital transformation, sustainability, and continuous improvement. Looking ahead, we are in an excellent position to continue expanding our company and driving value for shareholders.

At the New York Stock Exchange in early 2024, we hosted an investor event where we introduced a new framework to advance our value creation journey. This strategy builds on our foundation of niche engineered and tech-enabled products, strong market positions, competitive moats, and sustainable solutions. We will continue leveraging our business system to drive value through growth investments, strategic acquisitions, and operational excellence. With this approach, we aim to double our Adjusted EBITDA over the medium term.

HVAC Segment: A Key Growth Driver

Our HVAC segment was a major contributor to SPX Technologies' strong performance in 2024. Our cooling business benefited from operational excellence and favorable positioning in key markets such as data centers, healthcare, and institutional facilities.

Innovation remained a priority. Our heating platform introduced commercial and residential boiler-heat pump combinations, blending the reliability of boilers with the efficiency of heat pumps. Our cooling platform began taking orders for the Olympus V adiabatic cooling line, offering flexible solutions for commercial and industrial refrigeration, HVAC, and process systems where balancing water and energy use is an important consideration.

Detection & Measurement: Expanding Innovation

In our Detection & Measurement segment, we continued strengthening our product portfolio and expanding sales of digital-focused solutions that provide customers with valuable insights. In our Location & Inspection platform, we launched a survey grade precision locator that enables customers to meet exacting requirements for mapping digital infrastructure. We also expanded our water and wastewater robotics portfolio with a new suite of AI-compatible cameras offering enhanced resolution and data capture. Our Aids-to-Navigation (AtoN) platform introduced a high-intensity beacon with built-in data connectivity which provides improved visibility in long-range marine environments.

Consolidated Segment Income[1] (M)



$353
2023

$461
2024

Adjusted EPS[1]



$4.31
2023

$5.58
2024

Additionally, our Communication Technologies platform unveiled a more flexible, customizable Counter-Unmanned Aircraft System solution, broadening our end market customer reach.

Progress on Continuous Improvement and Sustainability

Company-wide, we invested in continuous improvement, helping to drive significant margin expansion. The HVAC segment improved production throughput, while our Detection & Measurement segment benefited from efficiency initiatives in sourcing, software development, and supply chain optimization.

In 2024, we surpassed a key sustainability milestone, reporting a 34% reduction in greenhouse gas intensity compared to our 2019 baseline. We also expanded facility energy audits, advanced our safety initiatives, and enhanced employee development programs.

Attractive Acquisitions

In early 2024, we further expanded our HVAC segment with the acquisition of Ingénia, a leader in customized air handling solutions for critical applications in healthcare, pharmaceuticals, biotechnology, and education. This transaction creates significant additional growth opportunities.

Looking Ahead

Reflecting on 2024, I am proud of our team's achievements and excited about the opportunities ahead. We enter 2025 with strong demand, a solid financial position, and a pipeline of attractive acquisition prospects. With the right strategy and leadership in place, we are well-equipped to continue driving value for the foreseeable future.

Finally, I want to thank you, our shareholders, for your support and feedback, which help guide our journey. We look forward to updating you on our progress throughout the year.



GENE LOWE
President and Chief Executive Officer

---

[1]Non-GAAP financial measure. Reconciliations from US GAAP financial measures are available in the reconciliations on page 124.

HVAC

Our HVAC segment offers cooling towers, commercial and industrial refrigeration products, engineered air movement solutions, residential and commercial boilers, and comfort heating systems. The combination of our leading brands and our focus on innovating to meet our customers' expanding needs enables us to deliver high-value-added products, across a wide variety of end markets, including commercial, industrial, healthcare, data center, and residential.

DETECTION & MEASUREMENT

Our Detection & Measurement segment provides specialized underground location and inspection equipment, fare collection systems, aids to navigation, and communication technologies products. We have market-leading brands, with scalable platforms and technologies. Our value-creating solutions make people's lives easier and safer, and enable our customers to be more efficient.







Revenue

69%
HVAC

31%
Detection & Measurement



Consolidated Segment Income*

70%
HVAC

30%
Detection & Measurement

*Non-GAAP financial measure. Reconciliations from US GAAP financial measures are available in the reconciliations on page 124 of this report.

FOCUSED, MARKET–LEADING GROWTH PLATFORMS ~$2B[1]

- ◆ Premium engineered niches
- ◆ Technology/innovation focus
- ◆ Market Leadership (#1 or #2)
- ◆ High replacement revenue (~2/3)
- ◆ Mandated/spec-driven markets
- ◆ Less cyclical/capital intensive
- ◆ Diverse end markets

Our HVAC segment was a key driver of SPX Technologies' strong results in 2024. Our cooling business benefitted from strong operational execution and favorable product and market positioning in key verticals that continued to exhibit strength, such as data centers, healthcare, and institutional.

HVAC (~$1,365M)[1]

COOLING



- ■ Marley ■ SGS Refrigeration



- ■ Cincinnati Fan ■ Ingénia ■ TAMCO

HEATING



- ■ Weil-McLain® ■ Patterson-Kelley



- ■ Marley Engineered Products ■ ASPEQ

¹2024 revenue



DETECTION & MEASUREMENT
(~$619M)[(1)]

LOCATION & INSPECTION



- Radiodetection
- Schonstedt
- Sensors & Software
- Cues
- ULC Technologies

AIDS TO NAVIGATION



- Flash Technologies
- ITL
- Sabik Marine
- Sealite/Avlite

COMMTECH/TRANSPORTATION



- TCI
- Enterprise Control Systems
- Genfare

In our Detection & Measurement segment, we continued to strengthen our product portfolio and expand our sales of innovative new products that use digital technology to provide valuable data and insights to our customers.

ORGANIC GROWTH

At the core of our growth strategy is a commitment to enhancing customer value through innovative products and services that drive productivity, efficiency, and safety. This approach delivered strong results in 2024, reflected in our numerous achievements.

Our HVAC segment's strong performance was driven by the quality and reputation of our solutions in key growth markets, including data centers, healthcare, and institutional. Our team continued to expand our product offerings, launching the Olympus V adiabatic cooling series—a versatile solution for commercial and industrial refrigeration, HVAC, and process systems. Designed to optimize water usage and energy efficiency, Olympus V provides operators and engineers with advanced, adaptable cooling options. Our Heating platform expanded its Ultra-Safe Explosion-Proof Unit Heaters, electric heat solutions built for reliable performance in hazardous locations and extreme environments.

In our Detection & Measurement segment, we introduced several innovative solutions across our businesses. Our Location & Inspection platform launched a survey-grade precision locator, enabling customers to meet strict digital infrastructure mapping requirements. We also expanded our water and wastewater robotics portfolio with a new suite of AI-compatible cameras that deliver enhanced resolution and data capture.

Our Aids-to-Navigation (AtoN) platform saw strong customer adoption of its High Mobility Airfield Lighting Systems (HMALS), a specialized airfield lighting solution designed for rapid deployment in challenging environments. Our Communication Technologies platform introduced a more flexible and customizable version of our Counter-Unmanned Aircraft System solution, broadening accessibility to a wider range of customers.

HVAC
Cooling (right)

The Olympus V adiabatic cooling series of products provides flexible cooling solutions for commercial and industrial refrigeration, HVAC, or industrial process systems where balancing water usage with energy consumption is an important consideration.



Location (below)

The Radiodetection 8200SG has positioned itself as the location product of choice for high-accuracy utility mapping of critical utility underground infrastructure.

AtoN (below)

The AV-HMALS® is a portable, lightweight and modular airfield lighting system designed for rapid, deployment and operation in various challenging environments.



ACQUISITIONS

Inorganic growth remains an integral part of our value creation strategy. We continue to identify opportunities to acquire and integrate high-potential growth businesses within our existing markets, while also extending our reach into closely adjacent sectors.

In 2024, we enhanced our HVAC Cooling platform within the Engineered Air Movement business through the acquisition of Ingénia Technologies. As a leader in customized air handling solutions, Ingénia is recognized for its expertise in addressing complex applications across diverse industries, including healthcare, pharmaceuticals, biotechnology, and education. An ongoing facility expansion during 2024 helped to significantly expand our capacity to serve strong customer demand for Ingénia's high-quality solutions.

This acquisition presents exciting opportunities for growth and innovation, reinforcing our strong market position and further advancing our product development capabilities.

Ingénia Acquisition (right)

Ingénia Technologies is a leader in customized air handling solutions recognized for its expertise in addressing complex applications across diverse industries.

HVAC Heating (left)

Sold under our Indeeco brand, the Ultra-Safe Explosion-Proof Unit Heater is designed to perform under the toughest conditions and extreme environments.



Inspection (above)

The CUES OZ4-HD digital camera provides enhanced image detail, paving the way for advanced AI integration and improved system capabilities.

DIGITAL

In 2024, SPX Technologies continued to advance our digital initiatives, focusing on optimizing efficiency, safety, and productivity. We remain committed to enhancing our customers' capabilities while upholding the highest standards of security and data privacy.

In our HVAC segment, progress on our digital initiatives focused primarily on implementing software and other technology to enhance the efficiency of our manufacturing processes and to augment our customer order selection process. Both our Cooling and Heating platforms introduced updated product configurators that enable our customers to more easily design solutions customized to their specific needs.

In our Detection & Measurement segment we continue to bring together hardware and software solutions across our platforms to provide customers with valuable data and insights, including options to use AI for enhanced efficiency. Our Location & Inspection platform launched Locate Performance Management, an end-to-end solution with a new software development kit, enabling field technicians to use real-time location data to improve utility locating

efficiency and reduce underground damage risk. There are now over ten thousand devices connected to the solution globally helping to address one of the industry's biggest challenges.



Locate Performance Management
The Locate Performance Management end-to-end suite of solutions enables field technicians to leverage real-time data and insights to reduce the risk of damage to underground utilities.

CONTINUOUS IMPROVEMENT (CI)

At SPX Technologies, we are committed to constantly improving our efficiency and productivity throughout all parts of our business. This means always striving to find innovative ways to increase value for our customers and providing our employees with the tools and training to enable success.

Last year we had a number of CI successes, including the launch of a Sales, Inventory, and Operations Planning (SIOP) process to better align various functions throughout the organization and enhance customer service and profitability. We also launched a program to share CI talent between businesses. In our AtoN platform we moved production of several products to be closer to our customers to enhance efficiency.





PEOPLE & CULTURE

At SPX Technologies, our employee culture is built on our core values of Integrity, Accountability, Excellence, Teamwork, and Results. These principles define how we engage with one another, our customers, partners, and the communities we serve.

We believe employees thrive when they are motivated, supported, and empowered to grow. Through our talent management framework, which is called RiSE, SPX Technologies is dedicated to Reaching, Identifying, Strengthening, and Engaging our workforce. This framework offers a wide array of resources, including leadership development programs and mentoring opportunities, designed to create a dynamic and rewarding work environment.

We believe that we are the most successful when we benefit from diverse perspectives and an inclusive environment where all employees' voices are valued. In 2024, we successfully trained 99% of our global workforce on core inclusive workplace practices, providing a comprehensive understanding of our leadership model and equipping employees to foster a collaborative and welcoming workplace.

By fostering a collaborative and engaged workforce aligned with our mission, we are confident in our ability to achieve outstanding results for all our stakeholders—our employees, investors, customers, and the communities where we live and work.



Several members of SPX's legal team visit a production facility (above).

SPX corporate employees celebrating International Day (above).

SUSTAINABILITY

Sustainability is a key component of our value creation framework that we continue to integrate into our business system and strategic planning process across the Company.

We are dedicated to delivering innovative solutions that empower our customers to navigate a changing world and help to create a smarter, more productive future.

In 2024, we advanced several products and solutions to help our customers reduce their environmental impact. In our HVAC segment, our Heating platform began sales of commercial and residential boiler-heat pump combination systems, blending the highly reliable comfort of boilers with the energy efficiency and environmental advantages and lower carbon footprint of heat pumps.

Our Cooling platform began sales of a water usage optimizer and filtration system that helps reduce overall water usage in evaporative cooling towers by preconditioning water to limit the build-up of salts. In our Detection & Measurement segment, our Location & Inspection platform introduced a

new water leak detector that enables utility companies, contractors, and municipalities to quickly and efficiently locate the source of damaged pipes, reducing water waste.

In 2024, we reported a significant sustainability milestone, reporting a 34% reduction in greenhouse gas intensity compared to a 2019 baseline. We also expanded facility energy audits, further strengthened our people development programs and continued to drive a culture of safety, implementing advanced safety management systems at all acquisitions that we expect to enhance performance.

Aligned with our core values, we uphold high standards of social responsibility. This commitment extends to fostering employee growth through training and development programs, supporting community initiatives in education and philanthropy, and embracing an inclusive workplace. Our aim is to contribute to a safer, healthier, more inclusive, and sustainable society.

GHG Emissions Intensity
MT CO_2e /Revenue ($M)



Reduction of
34%

- 2019: 29.9
- 2020: 28.0
- 2021: 25.2
- 2022: 23.8
- 2023: 19.7

Marley WaterGard™ (right)

The Marley WaterGard helps reduce water usage by up to 59%, and reduce wastewater discharge up to 88%.



Radiodetection RD510
The RD510 is a new water leak detector that enables utility companies, contractors and municipalities to quickly, and efficiently locate the source of damaged pipes, reducing water waste.

2024

SPX

TECHNOLOGIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

       For the fiscal year ended December 31, 2024

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

       For the transition period from   to   .

Commission file number: **1-6948**

SPX Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**88-3567996**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6325 Ardrey Kell Road Suite 400,
Charlotte, NC 28277
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(980) 474-3700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01	**SPXC**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 29, 2024 was $6,463,938,483. The determination of affiliate status for purposes of the foregoing calculation is not necessarily a conclusive determination for other purposes.

_____

The number of shares outstanding of the registrant's common stock as of February 21, 2025 was 46,382,546.

_____

Documents incorporated by reference: Portions of the Registrant's proxy statement for its Annual Meeting to be held on May 13, 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K.

SPX TECHNOLOGIES, INC. AND SUBSIDIARIES
FORM 10-K TABLE OF CONTENTS

This page is intentionally left blank

PART I

ITEM 1. Business

(All currency and share amounts are in millions)

Forward-Looking Information

Some of the statements in this document and any documents incorporated by reference, including any statements as to operational and financial projections, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our businesses' or our industries' actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Such statements may address our plans, our strategies, our prospects, changes and trends in our business and the markets in which we operate under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") or in other sections of this document. In some cases, you can identify forward-looking statements by terminology such as "may," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential" or "continue" or the negative of those terms or other comparable terminology. Particular risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, include the following: cyclical changes and specific industry events in the Company's markets; changes in anticipated capital investment and maintenance expenditures by customers; availability, limitations or cost increases of raw materials and/or commodities, including as a result of new or increased tariffs, that cannot be recovered in product pricing; the impact of competition on profit margins and the Company's ability to maintain or increase market share; inadequate performance by third-party suppliers and subcontractors for outsourced products, components and services and other supply-chain risks; the uncertainty of claims resolution with respect to environmental and other contingent liabilities; the impact of climate change and any legal or regulatory actions taken in response thereto; cyber-security risks; risks with respect to the protection of intellectual property, including with respect to the Company's digitalization initiatives; the impact of overruns, inflation and the incurrence of delays with respect to long-term fixed-price contracts; defects or errors in current or planned products; the impact of pandemics and governmental and other actions taken in response; domestic economic, political, legal, accounting and business developments adversely affecting the Company's business, including regulatory changes; changes in worldwide economic conditions, including as a result of geopolitical conflicts; uncertainties with respect to the Company's ability to identify acceptable acquisition targets; uncertainties surrounding timing and successful completion of acquisition or disposition transactions, including with respect to integrating acquisitions and achieving cost savings or other benefits from acquisitions; the impact of retained liabilities of disposed businesses; potential labor disputes; and extreme weather conditions and natural and other disasters. These and other risks and uncertainties are further discussed in other sections of this document. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors, and forward-looking statements should not be relied upon as a prediction of actual results. In addition, management's estimates of future operating results are based on our current complement of businesses, which is subject to change as management selects strategic markets.

All the forward-looking statements are qualified in their entirety by reference to the risks and uncertainties discussed in this filing, including under the heading "Risk Factors," and any subsequent filing with the U.S. Securities and Exchange Commission ("SEC"), as well as in any documents incorporated by reference that describe risks, uncertainties, and other factors that could cause results to differ materially from those projected in these forward-looking statements. We caution you that these discussions of risks and uncertainties may not be exhaustive. We operate in a continually changing business environment and frequently enter into new businesses and product lines. We cannot predict these new risk factors, and we cannot assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, you should not rely on forward-looking statements as a prediction of actual results. We disclaim any responsibility, except to the extent we are legally required, to update or publicly revise any forward-looking statements to reflect events or circumstances that arise after the date of this document.

Business

SPX Technologies, Inc. ("SPX", "our", "the Company", or "we") is the successor registrant pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended, to SPX Corporation ("Legacy SPX") as a result of the completion on August 15, 2022 of a holding company reorganization (the "Holding Company Reorganization") effected as a merger of Legacy SPX with and into SPX Merger, LLC, a subsidiary of the Company. Each share of Legacy SPX's common stock, par value $0.01 per share, issued and outstanding immediately prior to the consummation of the Holding Company Reorganization was automatically converted into an equivalent corresponding share of the Company's common stock having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of Legacy SPX

common stock being converted. Accordingly, upon consummation of the Holding Company Reorganization, Legacy SPX stockholders became stockholders of the Company. Legacy SPX was founded in Muskegon, Michigan in 1912 as the Piston Ring Company and adopted the name SPX Corporation in 1988. Its common stock had been listed on the New York Stock Exchange since 1972. The terms "SPX," "we" and "our" include Legacy SPX for periods prior to the consummation of the Holding Company Reorganization as the context requires.

On September 26, 2015, we completed the spin-off to our stockholders (the "Spin-Off") of all the outstanding shares of SPX FLOW, Inc. ("SPX FLOW"), a wholly-owned subsidiary of SPX prior to the Spin-Off, which at the time of the Spin-Off held the businesses comprising our Flow Technology reportable segment, our Hydraulic Technologies business, and certain of our corporate subsidiaries.

Based on a review of our portfolio of businesses, and the belief that a recovery within the power generation markets was unlikely in the foreseeable future, we decided in 2015 that our strategic focus would be on our (i) scalable growth businesses that serve the heating, ventilation and cooling ("HVAC") and detection and measurement markets and (ii) power transformers and process cooling systems businesses. As a result, we subsequently significantly reduced our exposure to the power generation markets. This reduction included the wind-down of the SPX Heat Transfer Business ("Heat Transfer"), completed during the fourth quarter of 2020, and the wind-down of our South African subsidiary, DBT Technologies (PTY) LTD ("DBT") in 2021 when we substantially ceased all operations. In addition, we completed the sale of our Transformer Solutions business ("Transformer Solutions") during 2021. As a result, we are reporting Heat Transfer, DBT, and Transformer Solutions as discontinued operations in the accompanying consolidated financial statements. See Note 4 for additional details regarding discontinued operations and Notes 4 and 15 for additional details of DBT's dispute resolution matters.

On March 31, 2022, we completed the acquisition of International Tower Lighting, LLC ("ITL"), a leader in the design and manufacture of highly-engineered aids to navigation systems, including obstruction lighting for telecommunications towers, wind turbines and numerous other terrestrial obstructions. The post-acquisition operating results of ITL are reflected within our Detection and Measurement reportable segment.

On November 1, 2022, SPX divested three wholly-owned subsidiaries that hold asbestos liabilities and certain assets, including related insurance assets, to Canvas Holdco LLC, an entity formed by a joint venture of Global Risk Capital LLC and an affiliate of Premia Holdings Ltd (the "Asbestos Portfolio Sale"). The divested subsidiaries have agreed to indemnify us and our affiliates for their asbestos-related liabilities, which encompassed all of our consolidated asbestos-related liabilities and contingent liabilities immediately prior to the divestiture. These indemnification obligations are not subject to any cap or time limitation. The board of managers of each of the divested subsidiaries received a solvency opinion from an independent advisory firm that the divested subsidiaries were solvent after giving effect to the Asbestos Portfolio Sale.

On April 3, 2023, we completed the acquisition of T.A. Morrison & Co. Inc. ("TAMCO"), a market leader in motorized and non-motorized dampers that control airflow in large-scale specialty applications in commercial, industrial, and institutional markets. The post-acquisition operating results of TAMCO are reflected within our HVAC reportable segment.

On June 2, 2023, we completed the acquisition of ASPEQ Heating Group ("ASPEQ"), a leading provider of electrical heating solutions to customers in industrial and commercial markets. The post-acquisition operating results of ASPEQ are reflected within our HVAC reportable segment.

On February 7, 2024, we completed the acquisition of Ingénia Technologies Inc. ("Ingénia") which specializes in the design and manufacture of custom air handling units that demand high levels of precision and reliability in healthcare, pharmaceutical, education, food processing and industrial end markets. The post-acquisition operating results of Ingénia are reflected within our HVAC reportable segment.

On January 27, 2025, we completed the acquisition of Kranze Technology Solutions, Inc. ("KTS"), which specializes in digital interoperability and tactical networking solutions, primarily for the defense industry. The post-acquisition operating results of KTS will be reflected within our Detection and Measurement reportable segment.

Unless otherwise indicated, the description of our business provided in Part I pertains to continuing operations only (see Notes 1 and 4 to our consolidated financial statements for information on discontinued operations). A description of the general development of our business, including with respect to developments occurring prior to those discussed above, is included in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2023, which description is incorporated by reference.

We are a diversified, global supplier of infrastructure equipment serving the HVAC and detection and measurement markets. With operations in over 15 countries and approximately 4,300 employees, we offer a wide array of highly engineered infrastructure products with strong brands.

HVAC solutions offered by our businesses include package and process cooling equipment, engineered air movement and handling solutions, residential and commercial boilers, electrical heating, and ventilation products. Our market leading brands, coupled with our commitment to continuous innovation and focus on our customers' needs, enables our HVAC cooling and heating businesses to serve an expanding number of industrial, commercial, data center, and residential customers. Growth for our HVAC businesses will be driven by innovation, increased scalability, and our ability to meet the needs of broader markets.

Our detection and measurement product lines encompass underground pipe and cable locators, inspection and rehabilitation equipment, robotic systems, transportation systems, communication technologies, and aids to navigation. Our detection and measurement solutions enable utilities, telecommunication providers and regulators, and municipalities and transit authorities to build, monitor and maintain vital infrastructure. Our technology and decades of experience have afforded us a strong position in specific detection and measurement markets. We intend to expand our portfolio of specialized products through new, innovative hardware and software solutions in an attempt to (i) further capitalize on the detection and measurement markets we currently serve and (ii) expand the number of markets that we serve.

Reportable Segments

Our operating segments are aggregated into the following two reportable segments: HVAC and Detection and Measurement. The factors considered in determining our aggregated segments are the economic similarity of the businesses, the nature of products sold or services provided, production processes, types of customers, distribution methods, and regulatory environment. In determining our reportable segments, we apply the threshold criteria of the Segment Reporting Topic of the Financial Accounting Standards Board Codification ("Codification"). Operating income for our reportable segments is determined before considering, if applicable, impairments and special charges, long-term incentive compensation, certain other operating income/expense, other indirect corporate expenses, intangible asset amortization expense, inventory step-up charges, and certain other acquisition and integration-related costs. This is consistent with the way our Chief Operating Decision Maker ("CODM"), the President and Chief Executive Officer, evaluates the results of each segment.

HVAC Reportable Segment

Our HVAC reportable segment had revenues of $1,364.7, $1,122.3, and $913.8 in 2024, 2023 and 2022, respectively, and backlog of $436.8 and $306.1 as of December 31, 2024 and 2023, respectively. Approximately 88% of the segment's backlog as of December 31, 2024 is expected to be recognized as revenue during 2025. The segment engineers, designs, manufactures, installs and services cooling products and engineered air movement and handling solutions for the HVAC industrial, commercial, data center, and power generation markets, as well as heating and ventilation products for the residential, industrial, and commercial markets. The primary distribution channels for the segment's products are direct to customers, independent manufacturing representatives, third-party distributors, and retailers. The segment serves a customer base in North America, Europe, and Asia. Core brands for our cooling products include Marley, Recold, SGS, Cincinnati Fan, TAMCO, and Ingénia, while our heating products are sold under the Berko, Qmark, Fahrenheat, Leading Edge, Patterson-Kelley, Weil-McLain, Williamson-Thermoflo, INDEECO, Heatrex, AccuTherm, Brasch, Spectrum, BannerDay PipeHeating, and Solar Products brands.

Detection and Measurement Reportable Segment

Our Detection and Measurement reportable segment had revenues of $619.2, $618.9, and $547.1 in 2024, 2023 and 2022, respectively, and backlog of $220.9 and $244.5 as of December 31, 2024 and 2023, respectively. Approximately 58% of the segment's backlog as of December 31, 2024 is expected to be recognized as revenue during 2025. The segment engineers, designs, manufactures, services, and installs underground pipe and cable locators, inspection and rehabilitation equipment, robotic systems, transportation systems, communication technologies, and aids to navigation. The primary distribution channels for the segment's products are direct to customers and third-party distributors. The segment serves a global customer base in North America, Europe, Africa and Asia. Core brands for our underground pipe and cable locators and inspection and rehabilitation equipment are Radiodetection, Pearpoint, Schonstedt, Dielectric, Cues, ULC Robotics, and Sensors & Software. Our transportation systems are sold under the Genfare brand, our communication technologies products are sold under the TCI, ECS, and KTS brands, and our aids to navigation products are sold under the Flash Technology, ITL, Sabik Marine, Sealite, and Avlite brands.

Acquisitions

From time to time, we may make acquisitions that do not significantly impact our financial position or operations. These acquisitions primarily complement our existing business operations or strategic initiatives with no significant impact to our financial outlook and end markets, or requiring a significant investment of resources. Such acquisitions are not separately identified within this report on Form 10-K. We regularly review and negotiate potential acquisitions in the ordinary course of business, some of which are or may be material.

As previously indicated, we acquired KTS in January 2025, Ingénia in 2024, TAMCO and ASPEQ in 2023, and ITL in 2022.

Divestitures

We regularly review and negotiate potential divestitures in the ordinary course of business, some of which are or may be material. As previously indicated, the divestiture of three wholly-owned subsidiaries that hold asbestos liabilities and certain assets, including related insurance assets, was completed in 2022 and the divestiture of Transformer Solutions was completed in 2021. As previously indicated, we completed the wind-down of our DBT and Heat Transfer businesses in the fourth quarters of 2021 and 2020, respectively.

International Operations

We are a multinational corporation with operations in over 15 countries. Sales outside the United States were $343.1, $287.1 and $237.4 in 2024, 2023 and 2022, respectively.

See Note 7 to our consolidated financial statements for more information on our international operations.

Research and Development

We are actively engaged in research and development programs designed to improve existing products and manufacturing methods and develop new products to better serve our current and future customers. These efforts encompass certain of our products with divisional engineering teams coordinating their resources. We place particular emphasis on the development of new products that are compatible with, and build upon, our manufacturing and marketing capabilities.

Patents/Trademarks

We own 227 domestic and 402 foreign patents (comprising 159 patent "families") (foreign patents include patents in individual countries in the European Union ("EU"), as well as EU-level patents), including 24 patents that were issued in 2024, covering a variety of our products and manufacturing methods. We also own a number of registered trademarks. Although in the aggregate our patents and trademarks are of considerable importance in the operation of our business, we do not consider any single patent or trademark to be of such importance that its absence would adversely affect our ability to conduct business as presently constituted. We are both a licensor and licensee of patents. For more information, please refer to "Risk Factors."

Outsourcing and Raw Materials

We manufacture many of the components used in our products; however, our strategy includes outsourcing certain components and sub-assemblies to other companies where strategically and economically beneficial. In instances where we depend on third-party suppliers for outsourced products or components, we are subject to the risk of customer dissatisfaction with the quality or performance of the products we sell due to supplier failure. In addition, business difficulties experienced by a third-party supplier can lead to the interruption of our ability to obtain the outsourced product or component and ultimately to our inability to supply certain products to our customers on a timely basis or at all. We believe that we generally will be able to continue to obtain adequate supplies of key products, components or appropriate substitutes at reasonable costs.

We are subject to increases in the prices, including from the impact of tariffs, of many of our key raw materials, including petroleum-based products and steel. In recent years, we have generally been able to offset increases in raw material costs through corresponding product pricing actions. Occasionally, we are subject to long-term supplier contracts, which may increase our exposure to pricing fluctuations.

Due to our diverse products and services, as well as the wide geographic dispersion of our production facilities, we use numerous sources for the raw materials needed in our operations. We are not significantly dependent on any one or a limited number of suppliers, and we have been able to obtain suitable quantities of raw materials at competitive prices.

For information regarding supply chain disruptions and labor shortages refer to "MD&A - Supply Chain Disruptions, Labor Shortages, and Cost Increases."

Competition

Our competitive position cannot be determined accurately in the aggregate or by reportable or operating segment since we and our competitors do not offer all the same product lines or serve all the same markets. In addition, specific reliable comparative figures are not available for many of our competitors. In most product groups, competition comes from numerous concerns, both large and small. The principal methods of competition are service, product performance, technical innovation and price. These methods vary with the type of product sold. We believe we compete effectively on the basis of each of these factors as they apply to the various products and services offered.

Environmental Matters

See "Risk Factors - Risks Related to Contingent Liabilities," "MD&A — Critical Accounting Estimates — Contingent Liabilities," and Note 15 to our consolidated financial statements for information regarding environmental matters.

Human Capital Resources

At December 31, 2024, we had approximately 4,300 employees, with approximately 3,300 employed in the United States. We also leverage temporary workers to provide flexibility for our business and manufacturing needs. Six domestic collective bargaining agreements cover approximately 460 of our employees. In addition, we have various collective labor arrangements covering certain of our non-U.S. employee groups. While we generally have experienced satisfactory labor relations, we are subject to potential union campaigns, work stoppages, union negotiations and other potential labor disputes.

We believe that our future success is impacted by our continued ability to attract and retain highly skilled employees. As such, we strive to provide an environment where employees are developed and provided challenging career growth opportunities. We offer a "Total Rewards" program that provides comprehensive compensation and benefits packages that are designed to reward employees and assist them in managing their well-being. We have focused many of our policies and programs to provide increased flexibility and work-life balance to our team members.

As part of our focus on building and sustaining a highly capable, engaged and motivated workforce that has the ability to deliver on the current and future requirements of the Company, we continue to advance our talent management framework, known as RiSE, which helps us Reach, Identify, Strengthen, and Engage our workforce. In 2024, we introduced our Building Strength program, adding development opportunities for all employees in leadership, communication, team development, and collaboration directly aligned to our Leadership Model. We continued to expand participation in our leadership development programs and have now trained 275 leaders through our "Frontline Leaders Program" and 92 leaders have completed our midlevel leader program, "Amplified Leadership." We are looking forward to launching our fourth cohort of our Executive Leadership Program in 2025 adding to our growing class of more than 100 leaders who have completed this advanced development program.

At the beginning of 2024, we launched our updated Global Employee Survey with over 90% employee participation, the results of which informed discussions about what is most important to our employees and helped us develop action plans to focus on those priorities. During 2024, we continued our focus on enhancing our programs aimed at ensuring that we provide an inclusive environment where all employees feel valued and respected. We believe through these efforts we can unlock greater potential, provide new opportunities for our employees, and benefit from varying backgrounds and points of view.

Other Matters

No customer or group of customers that, to our knowledge, are under common control accounted for more than 10% of our consolidated revenues for any period presented.

Our businesses maintain sufficient levels of working capital to support customer requirements, particularly inventory. We believe our businesses' sales and payment terms are generally similar to those of our competitors.

Many of our businesses closely follow changes in the industries and end markets they serve. In addition, certain businesses have seasonal fluctuations. Historically, our businesses generally tend to be stronger in the second half of the year.

Our website address is www.spx.com. Information on our website is not incorporated by reference herein. We file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and certain amendments to these reports. Copies of these reports are available free of charge on our website as soon as reasonably practicable after we file the reports with the SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. Risk Factors

(All currency and share amounts are in millions)

You should consider the risks described below and elsewhere in our documents filed with the SEC before investing in any of our securities. We may amend, supplement or add to the risk factors described below from time to time in future reports filed with the SEC.

Risks Related to our Markets and Customers

Many of the markets in which we operate are cyclical or are subject to industry events, and our results have been and could be affected as a result.

Many of the markets in which we operate are subject to general economic cycles or industry events. In addition, certain of our businesses are subject to market-specific cycles.

Furthermore, contract timing on projects, including those relating to communication technologies, transportation systems, aids to navigation products, and process cooling systems and towers may cause significant fluctuations in revenues and profits from period to period.

The businesses of many of our customers are to varying degrees cyclical and have experienced, and may continue to experience, periodic downturns. Cyclical changes and specific industry events could also affect sales of products in our businesses. Downturns in the business cycles of our different operations may occur at the same time, which could exacerbate any adverse effects on our business. In addition, certain of our businesses have seasonal and weather-related fluctuations, particularly within certain of our heating products businesses within our HVAC reportable segment. Historically, many of our key businesses generally have tended to have stronger performance in the second half of the year. See "MD&A - Results of Continuing Operations and Results of Reportable Segments."

Our business depends on capital investment and maintenance expenditures by our customers.

Demand for most of our products and services depends on the level of new capital investment and planned maintenance expenditures by our customers. The level of capital expenditures by our customers fluctuates based on planned expansions, new builds and repairs, commodity prices, general economic conditions, availability of credit, and expectations of future market behavior. Although no one customer accounted for more than 10% of our consolidated revenues, many of our businesses derive revenues from large projects or key customer relationships and any of the aforementioned factors, whether individually or in the aggregate, could have a material adverse effect on our customers and, in turn, our business, financial condition, results of operations and cash flows.

Our customers have been and could be impacted by commodity availability and prices.

A number of factors outside our control, including fluctuating commodity prices, impact the demand for our products. Increased commodity prices, including as a result of new or increased tariffs or the impact of new trade laws, may increase our customers' cost of doing business, thus causing them to delay or cancel large capital projects.

On the other hand, declining commodity prices may cause our customers to delay or cancel projects relating to the production of such commodities. Reduced demand for, or increased costs of, our products and services could result in the delay or cancellation of existing or future orders, or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs. Reduced demand may also erode average selling prices in the relevant market.

We operate in highly competitive markets. Our failure to compete effectively could harm our business.

We sell our products in highly competitive markets, which could result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products. We compete on a number of fronts, including on the basis of service, product performance, technical innovation and price. We have a number of competitors with substantial technological and financial resources, brand recognition and established relationships with global service providers. Some of our competitors have lower cost structures, support from local governments, or both. In addition, new competitors may enter the markets in which we participate. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or other incentives that we cannot or will not match. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns and make more attractive offers to potential customers, employees and strategic partners. In addition, competitive environments in slow-growth markets, to which some of our businesses have exposure, have been inherently more influenced by pricing and domestic and global economic conditions. To remain competitive, we need to invest in manufacturing, marketing, customer service and support, and our distribution networks. No assurances can be made that we will have sufficient resources to continue to make the investment required to maintain or increase our market share or that our investments will be successful. If we do not compete successfully, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our business with various governments is subject to government contracting risks.

Our business with government agencies, including sales to prime contractors that supply these agencies, is subject to government contracting risks. U.S. and other government contracts are subject to termination by the government, either for the convenience of the government or for default as a result of our failure to perform under the applicable contract. If terminated by the government as a result of our default, we could be liable for additional costs the government incurs in acquiring undelivered goods or services from another source and any other damages it suffers. In addition, if we or one of our divisions were charged with wrongdoing with respect to a U.S. government contract, the U.S. government could suspend us from bidding on or receiving awards of new government contracts pending the completion of legal proceedings. If convicted or found liable, the U.S. government could subject us to fines, penalties, repayments and treble and other damages, and/or bar us from bidding on or receiving new awards of U.S. government contracts and void any contracts found to be tainted by fraud. The U.S. government also reserves the right to debar a contractor from receiving new government contracts for fraudulent, criminal or other seriously improper conduct.

Risks Related to our Suppliers and Vendors

The price and availability of raw materials and components has and may adversely affect our business.

We are exposed to a variety of risks relating to the price and availability of raw materials and components. In recent years, we have faced volatility in the prices of many key raw materials (e.g., steel and oil) and key components (e.g., circuit boards), including price increases in response to trade laws and tariffs and shortages related to supply chain disruptions, including as a result of public health crises, geopolitical events or other factors. Increases in the prices of raw materials and components, including as a result of new or increased tariffs or the impact of new trade laws, or shortages or allocations of materials and components may have a material adverse effect on our financial position, results of operations or cash flows, as there may be delays in our ability, or we may not be able, to pass cost increases on to our customers, or our sales may be reduced. We are subject to, or may enter into, long-term supplier contracts that may increase our exposure to pricing fluctuations.

The fact that we outsource various elements of the products and services we sell subjects us to the business risks of our suppliers and subcontractors, which could have a material adverse impact on our operations.

In areas where we depend on third-party suppliers and subcontractors for outsourced products, components or services, we are subject to the risk of customer dissatisfaction with the quality or performance of the products or services we sell due to supplier or subcontractor failure. In addition, business difficulties experienced by a third-party supplier or subcontractor can lead to the interruption of our ability to obtain outsourced products or services and ultimately our inability to supply products or services to our customers. Third-party supplier and subcontractor business interruptions can include, but are not limited to, work stoppages, union negotiations and other labor disputes. Prevailing economic conditions could also impact the ability of suppliers and subcontractors to access credit and, thus, impair their ability to provide us quality products or services in a timely manner, or at all.

Risks Related to Our Manufacturing and Operations

Cost overruns, inflation, delays and other risks could significantly impact our results, particularly with respect to fixed-price contracts.

A portion of our revenues and earnings is generated through fixed-price contracts. We recognize revenues for certain of these contracts over time whereby revenues and expenses, and thereby profit, in a given period are determined based on our estimates as to the project status and the costs remaining to complete a particular project.

Estimates of total revenues and cost at completion are subject to many variables, including the length of time to complete a contract. In addition, contract delays may negatively impact these estimates and our revenues and earnings results for affected periods.

To the extent that we underestimate the remaining cost to complete a project, we may overstate the revenues and profit in a particular period. Further, certain of these contracts provide for penalties or liquidated damages for failure to timely perform our obligations under the contract, or require that we, at our expense, correct and remedy certain defects to the satisfaction of the other party. Because some of our contracts are at a fixed price, we face the risk that cost overruns or inflation may exceed, erode or eliminate our expected profit margin, or cause us to record a loss on our projects.

Our operations are at risk of damage, destruction or disruption by natural disasters and other unexpected events.

The loss of, or substantial damage to, one or more of our facilities, our information system infrastructure or the facilities of our suppliers could make it difficult to manufacture our products and fulfill customer orders. Severe weather events (such as flooding, tornadoes or hurricanes), earthquakes, tsunamis, fires, explosions, acts of war, terrorism, civil unrest, or outbreaks, epidemics or pandemics of infectious diseases (such as the recent COVID-19 pandemic) could adversely impact our operations.

Risks Related to Acquisitions and Dispositions

Acquisitions involve a number of risks and present financial, managerial and operational challenges.

Our recent and future acquisitions involve a number of risks and may present financial, managerial and operational challenges, including:
- Adverse effects on our reported operating results due to charges to earnings, including potential impairment charges associated with goodwill and other intangible assets;
- Diversion of management attention from core business operations;
- Integration of technology, operations, personnel and financial and other systems;
- Increased expenses;
- Increased foreign operations, often with unique issues relating to corporate culture, compliance with legal and regulatory requirements and other challenges;
- Assumption of known and unknown liabilities and exposure to litigation;
- Increased levels of debt or dilution to existing stockholders;
- Potential disputes with the sellers of acquired businesses; and
- Potential cybersecurity risks, as acquired systems may not possess the appropriate security measures.

We conduct operational, financial, tax, systems, and legal due diligence on all acquisitions; however, we cannot assure that all potential risks or liabilities are adequately discovered, disclosed, or understood in each instance.

In addition, internal controls over financial reporting of acquired companies may not be compliant with required standards. Issues may exist that could rise to the level of significant deficiencies or, in some cases, material weaknesses, particularly with respect to foreign companies or non-public U.S. companies.

Our integration activities may place substantial demands on our management, operational resources and financial and internal control systems. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business.

Our failure to successfully complete acquisitions could negatively affect us.

We may not be able to consummate desired acquisitions, which could materially impact our growth rate, results of operations, future cash flows and stock price. Our ability to achieve our goals depends upon, among other things, our ability to identify and successfully acquire companies, businesses and product lines, to effectively integrate them and to achieve cost savings. We may also be unable to raise additional funds necessary to consummate these acquisitions. In addition, decreases in our stock price may adversely affect our ability to consummate acquisitions. Competition for acquisitions in our business areas may be significant and result in higher prices for businesses, including businesses that we may target, which may also affect our acquisition rate or benefits achieved from our acquisitions.

We may not achieve the expected cost savings and other benefits of our acquisitions.

We strive for and expect to achieve cost savings in connection with our acquisitions, including: (i) manufacturing process and supply chain rationalization, (ii) streamlining redundant administrative overhead and support activities, (iii) restructuring and repositioning sales and marketing organizations to eliminate redundancies, and (iv) achieving anticipated revenue synergies. Cost savings expectations are estimates that are inherently difficult to predict and are necessarily speculative in nature, and we cannot assure you that we will achieve expected, or any, cost savings in connection with an acquisition. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings or other benefits from our acquisitions. As a result, anticipated benefits could be delayed, differ significantly from our estimates and the other information contained in this report, or not be realized.

Dispositions or liabilities retained in connection with dispositions could negatively affect us.

Our dispositions involve a number of risks and present financial, managerial and operational challenges, including diversion of management attention from running our core businesses, increased expense associated with the dispositions, potential disputes with the customers or suppliers of the disposed businesses, potential disputes with the acquirers of the disposed businesses and a potential dilutive effect on our earnings per share.

If dispositions are not completed in a timely manner, there may be a negative effect on our cash flows and/or our ability to execute our strategy. In addition, we may not realize some or all of the anticipated benefits of our dispositions. See "Business," "MD&A - Results of Discontinued Operations," and Note 4 to our consolidated financial statements for the status of our divestitures.

We have divested a number of businesses, including the Spin-Off in 2015. With respect to some of these former businesses, we have contractually agreed to indemnify the counterparties against, or otherwise retain, certain liabilities, including certain lawsuits, tax liabilities, product liability claims, and environmental matters. Even without ongoing contractual indemnification obligations, we could be exposed to liabilities arising out of the businesses for certain activities prior to the divestitures. In addition, certain of the counterparties to those divestitures and/or the divested businesses have agreed to indemnify us or assume certain liabilities relating to those divestitures. However, there can be no assurance that the indemnity or assumption of liability by the counterparties or divested businesses will be sufficient to protect us against the full amount of these liabilities, or that a counterparty or divested business will be able to fully satisfy its obligations. Third parties also could seek to hold us responsible for any of the liabilities that a counterparty or divested business agreed to assume. Even if we ultimately succeed in recovering any amounts for which we were initially held liable, we may be temporarily required to bear these losses ourselves.

Risks Related to Macro-Economic, Domestic and World Events

Governmental laws and regulations could negatively affect our business.

Changes in laws and regulations to which we are or may become subject could have a significant negative impact on our business. In addition, we could face material costs and risks if it is determined that we have failed to comply with relevant laws and regulations. We are subject to U.S. Customs and Export Regulations, including U.S. International Traffic and Arms Regulations and similar laws, which collectively control import, export and sale of technologies by companies and various other aspects of the operation of our business; the Foreign Corrupt Practices Act and similar anti-bribery laws, which prohibit companies from making improper payments to government officials for the purposes of obtaining or retaining business; the California Transparency in Supply Chain Act and similar laws and regulations, which relate to human trafficking and anti-slavery and impose new compliance requirements on our businesses and their suppliers; and the California Consumer Privacy Act of 2018 and the European General Data Protection Regulation, which establish data management requirements for the protection of personal information of individuals. While our policies and procedures mandate compliance with such laws and regulations, there can be no assurance that our employees and agents will always act in strict compliance. Failure to comply with such laws and regulations may result in civil and criminal enforcement, including monetary fines and possible injunctions against shipment of product or other of our activities, which could have a material adverse impact on our results of operations and financial condition.

Several of our businesses are reliant on or may be directly impacted by government regulations. Changes to these regulations may have a significant negative impact on these businesses. For example, (i) a reduction of Federal Aviation Administration regulations mandating lighting of towers and buildings at height; (ii) increases in Department of Energy regulations on energy efficiency requirements for heating, and (iii) a reduction in regulations requiring 811 calls to be made before the commencement of a digging project, could have a significant negative impact on these businesses. While we monitor these regulations and our businesses' plan for potential changes, there can be no assurance that we will be able to adapt in each circumstance. Failure to adapt if regulations change could have a material adverse impact on our results of operations and financial condition.

Difficulties presented by domestic economic, political, legal, accounting and business factors could negatively affect our business.

In 2024, approximately 83% of our revenues were generated inside the United States. Our reliance on U.S. revenues and U.S. manufacturing bases exposes us to a number of risks, including:
- Government embargoes or foreign trade restrictions such as antidumping duties, as well as the imposition of trade sanctions by the United States against a class of products imported from or sold and exported to, or the loss of "normal trade relations" status with, countries in which we conduct business, could significantly increase our cost of products imported into or exported from the United States or reduce our sales and harm our business and the relaxation of

embargoes and foreign trade restrictions by the United States could adversely affect the market for our products in the United States;

- Customs and tariffs may make it difficult or impossible for us to move our products or assets across borders in a cost-effective manner, may increase the price of our products which may lead to lost business, and may increase the cost of our raw materials, including raw materials sourced domestically;
- Transportation and shipping expenses may add additional cost to our products;
- Complications related to shipping, including delays due to weather, labor action, or customs, may impact our profit margins or lead to lost business;
- Environmental and other laws and regulations could increase our costs or limit our ability to run our business; and
- Our ability to obtain supplies from foreign vendors and ship products internationally may be impaired during times of crisis or otherwise.

Any of the above factors or other factors affecting the movement of people and products into and from various countries to North America could have a significant negative effect on our operations. In addition, our concentration on U.S. business may make it difficult to enter new markets, making it more difficult for our businesses to grow.

Worldwide economic conditions could negatively impact our businesses.

Many of our customers historically have tended to delay capital projects, including expensive maintenance and upgrades, during economic downturns. Poor macroeconomic conditions could negatively impact our businesses by adversely affecting, among other things, our:

- Revenues;
- Margins;
- Profits;
- Cash flows;
- Customers' orders, including order cancellation activity or delays on existing orders;
- Customers' ability to access credit;
- Customers' ability to pay amounts due to us; and
- Suppliers' and distributors' ability to perform and the availability and costs of materials and subcontracted services.

Downturns in global economies could negatively impact our results of operations and prospects. In addition, economic instabilities resulting from geopolitical activities, including instabilities associated with armed conflicts, and the imposition of governmental sanctions in response thereto, and any conflict or threat of conflict that may affect Taiwan or any other nations, could negatively impact our results of operations and prospects.

Our non-U.S. revenues and operations expose us to numerous risks that may negatively impact our business.

To the extent we generate revenues outside of the United States, non-U.S. revenues and non-U.S. manufacturing bases expose us to a number of risks, including:

- Customs, tariffs and trade restrictions may make it difficult or impossible for us to move our products or assets across borders in a cost-effective manner, may increase the price of our products which may lead to lost business, and may increase the cost of our raw materials, including raw materials sourced domestically;
- Significant competition could come from local or long-term participants in non-U.S. markets who may have significantly greater market knowledge and substantially greater resources than we do;
- Local customers may have a preference for locally-produced products;
- Credit risk or financial condition of local customers and distributors could affect our ability to market our products or collect receivables;
- Regulatory or political systems or barriers may make it difficult or impossible to enter or remain in new markets. In addition, these barriers may impact our existing businesses, including making it more difficult for them to grow;
- Local political, economic and social conditions, including the possibility of hyperinflationary conditions, political instability, and nationalization of private enterprises;
- Unexpected changes relating to currency exchange rates could adversely impact our operations, revenues, operating profit and cash flows;
- Transportation and shipping expenses may add additional cost to our products;
- Complications related to shipping, including delays due to weather, labor action, or customs, may impact our profit margins or lead to lost business;
- Local, regional or worldwide hostilities, including armed conflicts, could impact our operations;
- Distance and language and cultural differences may make it more difficult to manage our business and employees and to effectively market our products and services; and

- Public health crises, including the outbreak of a pandemic or other contagious disease.

Any of the above factors or other factors affecting social and economic activity in the United Kingdom, Canada, and China or affecting the movement of people and products into and from these countries to our major markets, could have a significant negative effect on our operations.

Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.

There is growing concern that increases in global average temperatures as a result of increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant adverse long-term climate changes, as well as more near-term changes in weather patterns that could adversely impact our operations. Moreover, growing concern over climate change may result in additional legal or regulatory requirements to disclose levels of carbon dioxide and other greenhouse gas emissions or that are designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Many of our manufacturing plants and the products we manufacture, particularly in the HVAC reportable segment, use significant amounts of electricity generated by burning fossil fuels, which releases carbon dioxide. Additionally, many of the products we manufacture in the HVAC reportable segment use natural gas or oil as a fuel source and may be subject to increasing regulatory restrictions aimed at "de-carbonization" or the elimination of such fuel sources. Increased energy or compliance costs and expenses as a result of increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products and we may be required to develop product improvements to satisfy developing energy-efficiency targets in order to remain competitive. The impacts of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations. If we fail to achieve or improperly report on our progress on environmental and sustainability programs and initiatives or fail to develop product improvements to satisfy developing energy-efficiency targets, the results could have an adverse impact on our business, results of operations and financial condition.

In addition, under recently implemented governmental requirements, we will incur additional costs in complying with climate-related reporting mandates. Under laws enacted in California, we, and other companies doing business in California that exceed requisite financial thresholds, will be subject to extensive climate-related reporting. The reporting requirements of the California laws and related regulations will result in increased compliance costs and could result in regulatory reporting risks. Failure to comply with laws and regulations can have adverse consequences, including civil, administrative, and criminal penalties as well as a negative impact on the Company's reputation, business, results of operations and cash flows.

Failure to meet evolving expectations for other reporting on sustainability and social responsibility matters could adversely affect our sales and results of operations.

Expectations from investors, customers, team members, certain government agencies and other third parties for reporting on sustainability and social responsibility matters have increased, and our ability to meet those expectations is dependent on a variety of factors, including cooperation from sourcing vendors and other third parties and having access to consistent and reliable data. Negative customer perceptions regarding the safety and sourcing of the products we sell and the sufficiency and transparency of our reporting on such matters and events that give rise to actual, potential, or perceived sustainability, social responsibility and similar concerns could hurt our reputation, result in lost sales, cause our customers to seek alternative sources for their needs and make it difficult and costly for us to regain the confidence of our customers.


Risks Related to Information, Technology and Cybersecurity


If we are unable to protect our information systems and networks against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on cloud-based and other information technology ("IT") systems and networks, some of which are managed by third parties, to process, transmit, and store electronic information. We depend on such IT infrastructure for electronic communications among our locations around the world and between our personnel and suppliers and customers. In addition, we rely on these IT systems to record, process, summarize, transmit, and store electronic information, and to manage or support a variety of business processes and activities, including, among other things, our accounting and financial reporting processes; our manufacturing and supply chain processes; our sales and marketing efforts; and the data related to our research and development efforts. The failure of our IT systems or those of our business partners or third-party service providers to perform properly, or difficulties encountered in the development of new systems or the upgrade of existing systems, could disrupt our business and harm our reputation, which may result in decreased sales, increased costs, excess or obsolete inventory, and product shortages, causing our business, reputation, financial condition, and operating results to suffer. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

IT security threats are increasing in frequency and sophistication. We have experienced, and expect to continue to experience, cyber-attacks on our IT systems and networks. Cyber-attacks may be random, coordinated, or targeted, including sophisticated computer crime threats. These threats pose a risk to the security of our systems and networks, and those of our business partners and third-party service providers, and to the confidentiality, availability, and integrity of our data. Despite our implementation of security measures, cybersecurity threats, such as malicious software, ransomware, phishing attacks, computer viruses, and attempts to gain unauthorized access, cannot be completely mitigated and may become more virulent due to further development through the application of artificial intelligence. Our business, reputation, operating results, and financial condition could be materially adversely affected if, as a result of a significant cyber event or otherwise, our operations or industrial processes are disrupted or shutdown; our confidential, proprietary information is stolen or disclosed; the performance or security of our cloud-based product offerings is impacted; our intranet and internet sites are compromised; data is manipulated or destroyed; we incur costs or are required to pay fines in connection with stolen customer, employee, or other confidential information; we must dedicate significant resources to system repairs or increase cyber security protection; or we otherwise incur significant litigation or other costs.

In addition, newer generations of certain of our products include IT systems, including systems that are cloud-based and/or interconnect through the internet. These systems are subject to the same cybersecurity threats described above and the failure of these systems, including by cyber-attack, could disrupt our customers' business, leading to potential exposure for us.

Operation on multiple Enterprise Resource Planning ("ERP") information systems and other applications may negatively impact our operations and internal control environment.

We are highly dependent on our information systems infrastructure to prepare customer quotes, process orders, purchase materials, track inventory, ship products in a timely manner, prepare invoices to our customers, maintain internal controls, produce financial data, and otherwise carry on our businesses in the ordinary course. From time to time we also undertake projects to implement new, or update existing, ERP systems and other applications. While we believe we have the experience, skill and management abilities, as well as access to the necessary experts and consultants, to plan and execute these projects without significant disruption to our businesses, ERP and other application implementations and updates are complex and inherently subject to risks and uncertainty. There is no assurance that the projects will succeed or that failures in the design, programming, software or implementation of these projects will not cause significant disruption to our businesses. Such a disruption could cause project cost overruns, which may be significant, losses in revenue, increases in operating costs, and reduced customer satisfaction, all of which would lead to a decline in profitability over the short term and possibly the long term. In addition, as the Company continues to pursue inorganic growth opportunities through acquisitions, our inability to properly assess the acquired ERP systems and other applications and, where necessary, implement upgrades or replacements, may prevent us from maximizing the value and realizing the synergies of those newly acquired businesses and ensuring the operating effectiveness of our internal control processes.

Our technology is important to our success, and failure to develop new products or make the appropriate investment in technology advancements may result in the loss of any sustainable competitive advantage in products, services and processes.

We believe the development of our intellectual property rights is critical to the success of our business. In order to maintain our market positions and margins, we need to regularly develop and introduce high-quality, technologically advanced and cost-effective products on a timely basis, in many cases in multiple jurisdictions around the world. Information technology systems, platforms and products are critical to our operating environment, product offerings and competitive position. Certain digitalization initiatives important to our long-term success may require capital investment, have significant risks associated with their execution, and could take several years to implement. If we do not accurately predict, prepare and respond to new technology innovations, market developments and changing customer needs, our revenues, profitability and long-term competitiveness could be materially adversely affected.

Failure to protect or unauthorized use of our intellectual property may harm our business.

Despite our efforts to protect our proprietary rights, unauthorized parties or competitors may copy or otherwise obtain and use our products or technology. The steps we have taken may not prevent unauthorized use of our technology or knowledge, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as in the United States. Costs incurred to defend our rights may be material.

<center>**Risks Related to Contingent Liabilities**</center>

Our current and planned products may contain defects or errors that are detected only after delivery to customers. If that occurs, our reputation may be harmed and we may face additional costs.

We cannot assure you that our product development, manufacturing and integration testing will be adequate to detect all defects, errors, failures and quality issues that could impact customer satisfaction or result in claims against us with regard to our products. As a result, we may have, and from time to time have had, to replace certain components and/or provide remediation in response to the discovery of defects in products that are shipped. The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by our customers or our customers' end users and other losses to us or to any of our customers or end users, and could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our revenues, profitability and cash flows.

We are subject to potential liability relating to claims, complaints and proceedings, including those relating environmental, product liability and other matters.

We are subject to various laws, ordinances, regulations and other requirements of government authorities in the United States and other nations. Additionally, changes in laws, ordinances, regulations, or other governmental policies may significantly increase our expenses and liabilities.

Certain claims, complaints, and proceedings arising in the ordinary course of business have been asserted or are pending against us or certain of our subsidiaries (collectively, "claims"). These claims relate to litigation matters, environmental matters, product liability matters, and other risk management matters (e.g., general liability, automobile, and workers' compensation claims). Periodically, claims, complaints and proceedings arising other than in the ordinary course of business have been asserted or are pending against us or certain of our subsidiaries (e.g. patent infringement), including claims with respect to businesses that we have acquired for matters arising before the relevant date of the acquisition. From time to time, we face actions by governmental authorities, both in and outside the United States. Additionally, we may become subject to other claims of which we are currently unaware, which may be significant, or the claims of which we are aware may result in our incurring significantly greater loss than we anticipate. Our insurance may be insufficient or unavailable (e.g., because of insurer insolvency) to protect us against potential loss exposures.

We face environmental exposures including, for example, those relating to discharges from and materials handled as part of our operations, the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of our employees. We may be liable for the costs of investigation, removal, or remediation of hazardous substances or petroleum products on, under, or in our current or formerly owned or leased properties, or from third-party disposal facilities that we may have used, without regard to whether we knew of, or caused, the presence of the contaminants. The presence of, or failure to properly remediate, these substances may have adverse effects, including, for example, substantial investigative or remedial obligations and limitations on the ability to sell or rent affected property or to borrow funds using affected property as collateral. New or existing environmental matters or changes in environmental laws or policies could lead to material costs for environmental compliance or cleanup. In addition, environmentally related product regulations are growing globally in number and complexity and could contribute to increased costs with respect to disclosure requirements, product sales and distribution related costs, and post-sale recycling and disposal costs. There can be no assurance that these liabilities and costs will not have a material adverse effect on our financial position, results of operations, or cash flows.

See "MD&A - Critical Accounting Estimates - Contingent Liabilities" and Note 15 to our consolidated financial statements for further discussion.

<center>**Risks Related to Human Capital Resources**</center>

The loss of key personnel and an inability to attract and retain qualified employees could have a material adverse effect on our operations.

We are dependent on the continued services of our leadership teams. The loss of these personnel without adequate replacement could have a material adverse effect on our operations. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience in many locations in order to operate our business successfully. From time to time, there may be a shortage of qualified managers or skilled labor, which may make it more difficult and expensive for us to attract and retain qualified employees. If we were unable to attract and retain sufficient numbers of qualified individuals or our costs to do so were to increase significantly, our operations could be materially adversely affected.

We are subject to work stoppages, union negotiations, labor disputes and other matters associated with our labor force, which may adversely impact our operations and cause us to incur incremental costs.

At December 31, 2024, we had six domestic collective bargaining agreements covering approximately 460 of our approximately 4,300 employees. None of these collective bargaining agreements will expire in 2025 or are scheduled for negotiation and renewal. We also have various collective labor arrangements covering certain non-U.S. employee groups. We are subject to potential union campaigns, work stoppages, union negotiations and other potential labor disputes. Further, we may be subject to work stoppages, which are beyond our control, at our suppliers or customers.

Risks Related to Financial Matters

We may not be able to finance future needs or adapt our business plan to react to changes in economic or business conditions because of restrictions placed on us by our senior credit facilities and any existing or future instruments governing our other indebtedness.

Our senior credit facilities and agreements governing our other indebtedness contain, or future or revised instruments may contain, various restrictions and covenants that limit our ability to incur additional indebtedness, grant liens, and make investments unless certain financial tests or other criteria are satisfied. We also must comply with certain specified financial ratios and tests. Our subsidiaries may also be subject to restrictions on their ability to make distributions to us. In addition, our senior credit facilities and agreements governing our other indebtedness contain or may contain additional affirmative and negative covenants. Material existing restrictions are described more fully in the "MD&A - Liquidity and Financial Condition - Senior Credit Facilities" and Note 13 to our consolidated financial statements. Each of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities, such as acquisitions.

If we do not comply with the covenants and restrictions contained in our senior credit facilities and agreements governing our other indebtedness, we could default under those agreements, and the debt, together with accrued interest, could be declared due and payable. If we default under our senior credit facilities, the lenders could cause all our outstanding debt obligations under our senior credit facilities to become due and payable or require us to repay the indebtedness under these facilities. If our debt is accelerated, we may not be able to repay or refinance our debt. In addition, any default under our senior credit facilities or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under our senior credit facilities is accelerated, we may not have sufficient assets to repay amounts due under our senior credit facilities or other debt securities then outstanding. Our ability to comply with these provisions of our senior credit facilities and agreements governing our other indebtedness will be affected by changes in the economic or business conditions or other events beyond our control. Complying with our covenants may also cause us to take actions that are not favorable to us and may make it more difficult for us to successfully execute our business strategy and compete, including against companies that are not subject to such restrictions.

A significant portion of our debt accrues interest at variable rates and increases in applicable benchmark interest rates could adversely affect our results of operations and cash flows.

Our profitability and cash flows may be adversely affected during any periods of unexpected or rapid increases in interest rates. We maintain a credit agreement with both term loan facilities and a revolving credit facility. Borrowings under these facilities accrue interest at either an alternate base rate or Term Secured Overnight Financing Rate ("SOFR") plus, in each case, an applicable margin based on our consolidated leverage ratio as defined in the credit agreement. A significant increase in Term SOFR or the other benchmark rates used in determining the alternative base rate would significantly increase our cost of borrowings. Further, any changes in regulatory standards or industry practices, such as the discontinuation of the use of Term SOFR and/or the transition to alternative benchmark rates may result in the usage of higher interest rates under the credit agreement, and our current or future indebtedness may be adversely affected. We are also exposed to risks if the U.S. Federal Reserve raises its benchmark interest rate, which may reduce the availability of, and increase the cost of, obtaining new debt and refinancing existing indebtedness.

For additional information related to this risk, see Item 7A "Quantitative and Qualitative Disclosures About Market Risk."

Currency conversion risk could have a material impact on our reported results of business operations.

Our operating results are presented in U.S. dollars for reporting purposes. The strengthening or weakening of the U.S. dollar against other currencies in which we conduct business could result in unfavorable translation effects as the results of transactions in foreign countries are translated into U.S. dollars.

Increased strength of the U.S. dollar will increase the effective price of our products sold in U.S. dollars into other countries, which may have a material adverse effect on sales or require us to lower our prices, and also decrease our reported revenues or margins related to sales conducted in foreign currencies to the extent we are unable or determine not to increase local currency prices. Likewise, the increased strength of the U.S. dollar could allow competitors with foreign-based manufacturing costs to sell their products in the U.S. at lower prices. Alternatively, decreased strength of the U.S. dollar could have a material adverse effect on the cost of materials and products purchased overseas.

Similarly, increased or decreased strength of the currencies of non-U.S. countries in which we manufacture will have a comparable effect against the currencies of other jurisdictions in which we sell. For example, our Radiodetection business manufactures a number of detection instruments in the United Kingdom and sells to customers in other countries, therefore increased strength of the British pound sterling will increase the effective price of these products sold in British pound sterling into other countries; and decreased strength of British pound sterling could have a material adverse effect on the cost of materials and products purchased outside of the United Kingdom.

Credit and counterparty risks could harm our business.

The financial condition of our customers and distributors could affect our ability to market our products or collect receivables. In addition, financial difficulties faced by our customers may lead to cancellations or delays of orders.

Our customers may suffer financial difficulties that make them unable to pay for a project when completed, or they may decide not, or be unable, to pay us, either as a matter of corporate decision-making or in response to changes in local laws and regulations. We cannot assure you that expenses or losses for uncollectible amounts will not have a material adverse effect on our earnings and cash flows.

Currency and interest rate hedging activities may adversely impact our financial performance as a result of changes in relevant interest rates and currency rates.

We use derivative financial instruments in order to reduce the substantial effects of currency and interest rate exposure on our cash flow and financial condition. These instruments may include foreign currency, currency swap agreements and currency option contracts, as well as interest rate swap agreements. We have entered into, and may continue to enter into, these or other hedging arrangements. By utilizing hedging instruments, we may forgo benefits that might result from fluctuations in currency exchange and interest rates. We are also exposed to the risk that counterparties to hedging contracts will default on their obligations. A default by such counterparties in performing their obligations under these hedging instruments could have an adverse effect on us.

Changes in tax laws and regulations or other factors could cause our income tax obligations to increase, potentially reducing our net income and adversely affecting our cash flows.

We are subject to taxation in various jurisdictions around the world. In preparing our financial statements, we provide for income taxes based on current tax laws and regulations and the estimated taxable income within each of these jurisdictions. Our income tax obligations, however, may be higher due to numerous factors, including changes in tax laws or regulations and the outcome of audits and examinations of our tax returns.

Officials in some of the jurisdictions in which we do business have proposed, or announced that they are reviewing, tax changes that could potentially increase taxes, and other revenue-raising laws and regulations, including those that may be enacted as a result of various OECD projects. Changes in applicable U.S. or foreign tax laws and regulations, or their interpretation and application, could have a material impact on our financial position, results of operations, and cash flows.

As indicated in Note 12 to our consolidated financial statements, we regularly have various income tax returns under examination or audit. In connection with these and any future examinations or audits, there is a risk that we could be challenged by tax authorities on certain of the tax positions we have taken, or will take, on our tax returns. Although we believe that current tax laws and regulations support our positions, there can be no assurance that tax authorities will agree with our positions. In the event tax authorities were to challenge one or more of our tax positions, an unfavorable outcome could have a material adverse impact on our financial position, results of operations, and cash flows.

If the fair value of any of our reporting units is insufficient to recover the carrying value of the goodwill and other intangible assets of the respective reporting unit, a material non-cash charge to earnings could result.

At December 31, 2024, we had goodwill and other intangible assets, net, of $1,537.5. We conduct annual impairment testing to determine if we will be able to recover all or a portion of the carrying value of goodwill and indefinite-lived intangible assets. In addition, we review goodwill and indefinite-lived intangible assets for impairment more frequently if impairment indicators arise. If the fair value is insufficient to recover the carrying value of our goodwill and indefinite-lived intangible assets, we may be required to record a material non-cash charge to earnings.

The fair values of our reporting units generally are based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. Other considerations are also incorporated, including comparable price multiples. Many of our businesses closely follow changes in the industries and end markets that they serve. Accordingly, we consider estimates and judgments that affect the future cash flow projections, including principal methods of competition such as volume, price, service, product performance and technical innovations and estimates associated with cost reduction initiatives, capacity utilization, and assumptions for inflation and foreign currency changes. We monitor impairment indicators across all of our businesses. Significant changes in market conditions and estimates or judgments used to determine expected future cash flows that indicate a reduction in carrying value may give, and have given, rise to impairments in the period that the change becomes known.

Cost reduction actions may affect our business.

Cost reduction actions often result in charges against earnings. These charges can vary significantly from period to period and, as a result, we may experience fluctuations in our reported net income and earnings per share due to the timing of cost reduction actions.

Changes in key estimates and assumptions related to our defined benefit pension and postretirement plans, such as discount rates, assumed long-term return on assets, assumed long-term trends of future cost, and accounting and legislative changes, as well as actual investment returns on our pension plan assets and other actuarial factors, could affect our results of operations and cash flows.

We have defined benefit pension and postretirement plans, including both qualified and non-qualified plans, which cover a portion of our salaried and hourly employees and retirees, including a portion of our employees and retirees in foreign countries. As of December 31, 2024, our net liability to these plans was $96.8. The determination of funding requirements and pension expense or income associated with these plans involves significant judgment, particularly with respect to discount rates, long-term trends of future costs and other actuarial assumptions. If our assumptions change significantly due to changes in economic, legislative and/or demographic experience or circumstances, our pension and other benefit plans' expense, funded status and our required cash contributions to such plans could be negatively impacted. In addition, returns on plan assets could have a material impact on our pension plans' expense, funded status and our required contributions to the plans. Changes in regulations or law could also significantly impact our obligations. For example, see "MD&A - Critical Accounting Estimates" for the impact that changes in certain assumptions used in the calculation of our costs and obligations associated with these plans could have on our results of operations and financial position.

Our incurrence of additional indebtedness may affect our business and may restrict our operating flexibility.

At December 31, 2024, we had $614.7 in total indebtedness. On that same date, we had $909.0 of available borrowing capacity under our revolving credit facilities, after giving effect to borrowings under the domestic revolving loan facilities of $80.0 and $11.0 reserved for outstanding letters of credit. In addition, at December 31, 2024, we had $8.0 of available issuance capacity under our foreign credit instrument facilities after giving effect to $17.0 reserved for outstanding letters of credit. At December 31, 2024, our cash and equivalents balance was $161.4. See "MD&A - Liquidity and Financial Condition - Borrowings" and Note 13 to our consolidated financial statements for further discussion. We may incur additional indebtedness in the future, including indebtedness incurred to finance, or assumed in connection with, acquisitions. We may renegotiate or refinance our senior credit facilities or other debt facilities, or enter into additional agreements that have different or more stringent terms. Increases in the level of our indebtedness relative to our cash balances could:

- Impact our ability to obtain new, or refinance existing, indebtedness, on favorable terms or at all;
- Limit our ability to obtain, or obtain on favorable terms, additional debt financing for working capital, capital expenditures or acquisitions;
- Limit our flexibility in reacting to competitive and other changes in the industry and economic conditions;
- Limit our ability to pay dividends on our common stock in the future;
- Coupled with a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business, make it difficult to meet debt service requirements; and
- Expose us to interest rate fluctuations to the extent existing borrowings are, and any new borrowings may be, at variable rates of interest, which could result in higher interest expense and interest payments in the event of increases in interest rates.

Our ability to make scheduled payments of principal or pay interest on, or to refinance, our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. In addition, we cannot assure you that future borrowings or equity financing will be available for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, whether in the ordinary course of business or upon an acceleration of such indebtedness, we may pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures, revising implementation of or delaying strategic plans or seeking additional equity capital. Any of these actions could have a material adverse effect on our business, financial condition, results of operations and stock price. In addition, we cannot assure that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements, or that these actions would be permitted under the terms of our various debt agreements.

Numerous banks in many countries are syndicate members in our credit facility. Failure of one or more of our larger lenders, or several of our smaller lenders, could significantly reduce availability of our credit, which could harm our liquidity.

Failure of our internal control over financial reporting could adversely affect our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States ("GAAP"). Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Risks Related to Ownership of Our Common Stock

Provisions in our corporate documents and Delaware law may delay or prevent a change in control of our company, and accordingly, we may not consummate a transaction that our stockholders consider favorable.

Provisions of our Certificate of Incorporation and By-laws may inhibit changes in control of our company not approved by our Board. These provisions include, for example: a classified board of directors with directors serving staggered three-year terms; a prohibition on stockholder action by written consent; a requirement that special stockholder meetings be called only by our Chairman, President or Board; advance notice requirements for stockholder proposals and nominations; limitations on stockholders' ability to amend, alter or repeal the By-laws; enhanced voting requirements for certain business combinations involving substantial stockholders; the authority of our Board to issue, without stockholder approval, preferred stock with terms determined in its discretion; and limitations on stockholders' ability to remove directors. In addition, we are afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. In general, Section 203 prohibits us from engaging in a "business combination" with an "interested stockholder" (each as defined in Section 203) for at least three years after the time the person became an interested stockholder unless certain conditions are met. These protective provisions could result in our not consummating a transaction that our stockholders consider favorable or discourage entities from attempting to acquire us, potentially at a significant premium to our then-existing stock price.

Increases in the number of shares of our outstanding common stock could adversely affect our common stock price or dilute our earnings per share.

Sales of a substantial number of shares of common stock into the public market, or the perception that these sales could occur, could have a material adverse effect on our stock price. As of December 31, 2024, we had the ability to issue up to an additional 3.409 shares as restricted stock units, performance stock units, or stock options under our 2019 Stock Compensation Plan. We also may issue a significant number of additional shares, in connection with acquisitions, through a registration statement, or otherwise. Additional shares issued would have a dilutive effect on our earnings per share.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

All companies utilizing technology are subject to threats of breaches of their cybersecurity programs. We understand the importance of securing our data and information technology systems and networks, as well as the data customers and other stakeholders entrust to us. We have established policies, processes and practices for assessing, identifying, and managing material risks from cybersecurity threats which are integrated into our overall risk management program and based on frameworks established by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization ("ISO") and other applicable industry standards. Despite this, there can be no guarantee that our policies and procedures will be effective. Refer to "Risk Factors" for additional detail about the material cybersecurity risks we face. Our cybersecurity program includes the following:

Collaboration, Education, Incident Response and Recovery Planning

Our key security, risk, and compliance personnel meet regularly and, together with our cybersecurity consultants, develop strategies for preserving the confidentiality, integrity and availability of data and our information technology systems and networks. We have established incident response and recovery plans to address potential cybersecurity incidents, including assessing the severity of a cyber incident, which are regularly evaluated for their effectiveness. Management maintains controls and procedures and periodically conducts tabletop exercises that are designed to ensure prompt escalation of material cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management and the Board of Directors (our "Board") in a timely manner. In addition, we regularly educate employees on the importance of maintaining the security of our information technology systems and networks and over handling and protecting customer and employee data, including through regular phishing awareness campaigns, security awareness communications, and recurring privacy and security training.

Risk Assessment and Technical Safeguards

On an ongoing basis, we assess cybersecurity risk, including the review of our policies, standards, processes and practices. These assessments include a variety of activities including third party security penetration testing and independent reviews of our information security control environment and operating effectiveness. The results of these assessment activities are presented to our Board, Audit Committee, and members of management. We regularly assess and deploy technical safeguards based on vulnerability assessments, cybersecurity threat intelligence and incident response experience. In addition, our third-party technology service providers are contractually obligated to maintain cybersecurity controls and complete our security questionnaires at the time of onboarding. On a recurring basis, our third-party service providers are required to update their responses to our security questionnaires and, where available, additional information such as System and Organization Controls ("SOC") SOC 1 or SOC 2 reports are provided.

Board and Management Oversight

Our chief information officer ("CIO") and chief information security officer ("CISO") have primary responsibility for assessing and managing material cybersecurity risks. Quarterly cybersecurity updates are provided to executive leadership to review security key performance indicators, identify security risks, and assess the status of approved security enhancements, and risk mitigation strategies. Our CIO has served in various roles in information technology and information security for over 30 years, including serving as the CIO of three other companies. Our CIO holds an undergraduate degree in computer science. Our CISO holds 11 industry security, risk, and/or privacy certifications and has served in various roles in information technology and information security for 25 years, including serving as the Director, Global Security, Privacy & Data Governance for one of the world's largest privately held transport corporations. Our Board, in coordination with the Audit Committee, oversees our management of cybersecurity risk. The Audit Committee receives regular cybersecurity risk reports from management and, at least annually, our Board receives reports from management, including our CIO and CISO about the prevention, detection, mitigation, and remediation of cybersecurity incidents, including material security risks and information security vulnerabilities.

ITEM 2. Properties

The following is a summary of our principal properties as of December 31, 2024:

	Location	No. of Facilities	Approximate Square Footage	
			Owned	Leased
			(in millions)	
HVAC reportable segment	11 U.S. states and 3 foreign countries	28	2.3	1.9
Detection and Measurement reportable segment	8 U.S. states and 5 foreign countries	21	0.2	0.5
Corporate	1 U.S. state	1	—	0.1
Total		50	2.5	2.5

In addition to manufacturing plants, we own and lease various sales, service and other locations throughout the world. We consider these properties, as well as the related machinery and equipment, to be well maintained and suitable and adequate for their intended purposes.

ITEM 3. Legal Proceedings

See "Risk Factors," "MD&A — Critical Accounting Estimates — Contingent Liabilities," and Note 15 to our consolidated financial statements for a discussion of legal proceedings.

We are also subject to legal proceedings and claims that arise in the normal course of business. We believe these matters are either without merit or of a kind that should not have a material effect individually or in the aggregate on our financial position, results of operations or cash flows; however, we cannot assure you that these proceedings or claims will not have a material effect on our financial position, results of operations or cash flows.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "SPXC."

We discontinued dividend payments in September 2015 in connection with the Spin-off and, thus, there have been no dividends declared since such time.

On May 14, 2024, May 9, 2023, and May 10, 2022, our Board of Directors re-authorized management, in its sole discretion, to repurchase our capital stock in any fiscal year. Under the authorization, we may repurchase shares through open market purchases, privately negotiated transactions or otherwise, and at prices and times and in amounts as we determine, subject to applicable restrictions under our senior credit agreement. Our senior credit agreement permits an unlimited amount of share repurchases if our consolidated leverage ratio (as calculated under the senior credit agreement) is less than 2.75 to 1.00. Otherwise, the senior credit agreement restricts our repurchase of shares if the amount of repurchases in any fiscal year exceeds $100.0 million plus a basket amount based on our cumulative consolidated net income from a specified date.

Pursuant to the 2022 re-authorization, we repurchased 706,827 of our common stock for an aggregate purchase price of $33.7 million during the year ended December 31, 2022.

As of December 31, 2024, the maximum approximate dollar value of our common stock that may be purchased under this authorization during the current fiscal year is $100.0 million. The number of stockholders of record of our common stock as of February 21, 2025 was 2,038.

Company Performance

This graph shows a five-year comparison of cumulative total returns for SPX, the S&P 500 Index, the S&P 1500 Industrials Index, and the S&P 600 Index. The graph assumes an initial investment of $100 on December 31, 2019 and the reinvestment of dividends.



	2019	2020	2021	2022	2023	2024
SPX Technologies, Inc.	$ 100.00	$ 107.19	$ 117.30	$ 129.03	$ 198.53	$ 286.01
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
S&P 1500 Industrials	100.00	111.69	136.47	127.69	153.71	179.75
S&P 600	100.00	109.57	137.26	113.35	129.09	137.90

ITEM 6. [Reserved]

**ITEM 7. Management's Discussion and Analysis of Financial Condition
and Results of Operations**

(in millions, except share data)

The following should be read in conjunction with our consolidated financial statements and the related notes thereto. Unless otherwise indicated, amounts provided in Item 7 pertain to continuing operations only.

Potential Impacts of Geopolitical Conflicts

Ongoing geopolitical conflicts, and governmental actions implemented in response to these conflicts, did not have a significant adverse impact on our operating results during the periods presented. We are monitoring the availability of certain raw materials that are supplied by businesses in the countries impacted by these conflicts. However, at this time, we do not expect the potential impact to be material to our operating results. These conflicts have created additional demand for certain products within our communication technologies business. The longer-term impact of these global events on our business is currently unknown due to the uncertainty around their duration and broader impact.

Supply Chain Disruptions, Labor Shortages, and Cost Increases

The impact of the COVID-19 pandemic on our operating results throughout 2024 and 2023 was minimal. However, during January 2022, there was an increase in pandemic cases at certain of our manufacturing facilities, which resulted in a high-level of absenteeism at such facilities during the month. In addition, since the second half of 2021, certain of our businesses experienced supply chain disruptions, as well as labor shortages, while all of our businesses experienced increases in raw material, component, and transportation costs. The combination of these matters negatively impacted our operating results during the first half of 2022, as we experienced lower absorption of manufacturing costs and, in some cases, the negative impact of cost increases on fixed-price customer contracts. Throughout 2024 and 2023, we experienced more stable labor and supply chain environments and continue to actively manage these matters.

Executive Overview

Revenues for 2024 totaled $1,983.9, compared to $1,741.2 in 2023 (and $1,460.9 in 2022). The increase in revenues during 2024, compared to 2023, was due primarily to (i) inorganic revenue growth resulting from the Ingénia, ASPEQ, and TAMCO acquisitions (each within the HVAC reportable segment) and (ii) organic revenue growth within the HVAC reportable segment. Revenues for 2024, compared to 2023, within our Detection and Measurement reportable segment increased slightly, with foreign currency translation benefits offset by a minor organic revenue decline. The organic revenue growth within the HVAC reportable segment was due primarily to (i) increased volume of cooling products driven by continued strength in demand and higher throughput resulting from expanded production capacity and (ii) execution of a larger-than-typical service project within our cooling business. These increases were partially offset by modest organic revenue declines of heating products due primarily to the unseasonably warm winter conditions prevalent in relevant end markets mainly during the first quarter of 2024. The minor organic revenue decline within the Detection and Measurement reportable segment was primarily driven by lower project volumes within our communication technologies business associated with a larger-than-typical project that executed throughout 2023 and completed in the first quarter of 2024, partially offset by higher project volumes at our aids to navigation business. Project volumes within our Detection and Measurement reportable segment can vary from period to period based on execution timing. The increase in revenues during 2023, compared to 2022, was due primarily to the impact of organic revenue growth within the HVAC and Detection and Measurement reportable segments and, to a lesser extent, the impact of the TAMCO and ASPEQ acquisitions. The organic revenue growth within the HVAC reportable segment was due primarily to increased sales of cooling products associated with both volume and price increases. Organic revenue growth within the Detection and Measurement reportable segment was due primarily to higher volumes of large projects within the communication technologies, transportation and aids to navigation businesses.

For 2024, operating income totaled $308.3, compared to $221.9 in 2023 (and $51.0 in 2022). The increase in operating income in 2024, compared to 2023, was due primarily to (i) higher income from our reportable segments of $107.4, (ii) a charge incurred in 2023 of $9.0 related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment, and (iii) lower corporate expense of $4.8. These impacts were partially offset by (i) increases during the period, compared to 2023, in intangible asset amortization expense of $20.6, (ii) a charge of $8.4 related to a settlement with the seller of ULC Robotics ("ULC") regarding additional contingent consideration, and (iii) an increase of $2.8 in special charges related to restructuring actions (see Note 8 to our consolidated financial statements for additional details regarding these actions). The increase in income from our reportable segments was primarily due to (i) the revenue growth mentioned above and associated operating leverage, (ii) more favorable project execution and product mix, primarily within the Detection and Measurement reportable segment, and (iii) the impact of continuous improvement initiatives, partially offset by increases in personnel costs, primarily within our HVAC reportable segment, due to annual merit increases and growth-related headcount additions. The increase in intangible asset amortization expense was driven by the acquisitions mentioned above. The increase in operating income in 2023, compared to 2022, was due primarily to (i) higher income for both our HVAC and Detection and Measurement reportable segments of $103.6, (ii) the loss on the Asbestos Portfolio Sale of $73.9 incurred in 2022, and (iii) lower corporate expense of $10.2 primarily related to higher costs incurred on strategic and transformational initiatives executed during 2022, primarily related to the Asbestos Portfolio Sale, as well as expenses incurred in connection with asbestos-related matters during 2022, prior to the Asbestos Portfolio Sale. The impact of these factors was partially offset by increases in (i) employee compensation, including increases in short-term incentive compensation expense, (ii) intangible asset amortization expense of $15.4, (iii) acquisition-related and other integration costs resulting from the acquisitions of TAMCO and ASPEQ, and (iv) a charge of $9.0 related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment. The increase in income for our HVAC reportable segment was primarily due to the organic revenue growth mentioned above and greater absorption of manufacturing costs resulting from higher volumes and more stable labor and supply chain environments, as well as the income associated with the TAMCO and ASPEQ acquisitions. The increase in income for our Detection and Measurement reportable segment was due primarily to the organic revenue growth mentioned above.

Operating cash flows from continuing operations totaled $313.1 in 2024, compared to operating cash flows from continuing operations of $243.8 in 2023 (and operating cash flows used in continuing operations of $115.2 in 2022). The increase in cash flows from operating activities in 2024, compared to 2023, was due primarily to (i) cash inflows resulting from the increase in operating income discussed above, exclusive of non-cash expenses (primarily intangible asset amortization and depreciation expense) incurred during the respective periods, (ii) lower income tax payments of $14.9, primarily resulting from the acceleration of certain acquired tax attributes, and (iii) reductions in the level of raw material and component purchases during the 2024 period due to stabilization of the supply chain environment. These impacts were partially offset by (i) additional interest payments of $17.8 due to higher average debt balances resulting from borrowings associated with the Ingénia, ASPEQ, and TAMCO acquisitions, (ii) $11.9 in additional short-term incentive compensation payments, (iii) a payment, during the first quarter of 2024, related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment of $9.0, and (iv) a payment of $8.4 associated with a settlement for additional contingent consideration to the seller of ULC mentioned above. The increase in cash flows from operating activities in 2023, compared to 2022, was due primarily to (i) the increase in income during the period discussed above, (ii) cash contributed during 2022 to the divested subsidiaries of $138.8 in connection with the Asbestos Portfolio Sale, (iii) a reduction in the level of elevated purchases of raw materials and components during 2023, primarily within our HVAC reportable segment, due to a more stable supply chain environment, (iv) working capital improvements at certain of our project-related businesses, as cash flows for these businesses are often subject to contract milestones that can impact the timing of cash flows from period to period, (v) net payments for asbestos-related matters made prior to the Asbestos Portfolio Sale in 2022, of $15.3, and (vi) a cash payment of $10.0 during the first half of 2022 in connection with the transfer of our postretirement life insurance benefit obligation to an insurance carrier (see Note 11 to our consolidated financial statements for additional details).

Additional details on certain matters noted above as well as significant items impacting the financial results for 2024, 2023, and 2022 are as follows:

2024:
- On February 7, 2024, we completed the acquisition of Ingénia
  ◦ The purchase price for Ingénia was Canadian Dollar ("CAD") 393.9 (or $292.0 at the time of purchase), net of (i) an adjustment to the purchase price of $2.1 received during 2024 related to acquired working capital and (ii) cash acquired of $1.5.
  ◦ The post-acquisition operating results of Ingénia are included within our HVAC reportable segment.

- Financing Activities
  ◦ On August 30, 2024, we entered into an amendment to the Amended and Restated Credit Agreement governing our senior credit facilities (as amended, the "Credit Agreement").
  ◦ The amendment increases the aggregate revolving credit commitments under the Credit Agreement from $500.0 to $1,000.0 and makes certain conforming changes and other amendments to the Credit Agreement.
  ◦ We expect to utilize the increased revolving credit capacity to finance, in part, permitted acquisitions, to pay related fees, costs and expenses and for other lawful corporate purposes.
  ◦ During the third quarter of 2024, we renewed, and increased the capacity of, our trade receivables financing agreement for a period of 12 months, whereby we can borrow, on a continuous basis, up to $100.0, as available.
  ◦ See Note 13 to our consolidated financial statements for additional details.

- Changes in Estimated Fair Value of an Equity Security
  ◦ We recorded a loss of $4.2 within "Other expense, net" related to decreases in the estimated fair value of an equity security that we hold.
  ◦ See Note 17 to our consolidated financial statements for additional details.

- Actuarial Losses on Pension and Postretirement Plans
    ◦ During 2024, we recorded actuarial losses of $2.6 in the fourth quarter in connection with the annual remeasurement of our pension and postretirement plans with such losses resulting primarily from lower than expected returns on plan assets, partially offset by increases in discount rates.
    ◦ See Notes 1 and 11 to our consolidated financial statements for additional details.

- Resolution of Dispute with Seller of ULC
    ◦ In connection with our acquisition of ULC in September 2020, the seller of ULC was eligible for contingent consideration of up to $45.0 under an earn-out provision.
    ◦ During the third quarter of 2021, we concluded that none of the milestones for the payment of any of the contingent consideration had been achieved.
    ◦ On May 20, 2024, we entered into a settlement agreement with the seller of ULC to resolve a lawsuit it commenced in August 2022 seeking contingent consideration of $15.0, prejudgment interest on that amount, and attorney's fees.
    ◦ The settlement agreement required a payment by us to the seller of ULC of $8.4, which was paid during the second quarter of 2024, with a corresponding charge recorded within "Other operating expense, net" within our consolidated statement of operations. We expect this payment to be tax deductible in future periods.

- Resolution of claims with Prime Contractor of the South Africa Power Projects
    ◦ On September 5, 2023, SPX and DBT entered into an agreement with Mitsubishi Heavy Industries Power — ZAF (f.k.a. Mitsubishi-Hitachi Power Systems Africa (PTY) LTD) ("MHI") to affect the negotiated resolution of all claims between the parties with respect to DBT's involvement in two large power projects in South Africa - Kusile and Medupi (the "Settlement Agreement").
    ◦ In connection with the Settlement Agreement, DBT made a payment of $25.1 (net of $2.0 received on a related foreign currency forward agreement) during the year ended December 31, 2024.
    ◦ See Notes 4 and 15 to our consolidated financial statements for additional details.

2023:
- On April 3, 2023, we completed the acquisition of TAMCO
    ◦ The purchase price for TAMCO was $125.5, inclusive of an adjustment of $0.2 paid during 2023 related to acquired working capital, and net of cash acquired of $1.0.
    ◦ The post-acquisition operating results of TAMCO are included within our HVAC reportable segment.

- On June 2, 2023, we completed the acquisition of ASPEQ
    ◦ The purchase price for ASPEQ was $421.5, net of (i) an adjustment to the purchase price of $0.3 received during 2023 related to acquired working capital and (ii) cash acquired of $0.9.
    ◦ The post-acquisition operating results of ASPEQ are included within our HVAC reportable segment.

- Incremental Term Loan
    ◦ On April 21, 2023, the prior iteration of the Credit Agreement was amended to provide for an additional senior secured term loan in the aggregate amount of $300.0, which was borrowed during the second quarter of 2023.
    ◦ The funds from the additional term loan ("Incremental Term Loan") were used to partially fund the acquisition of ASPEQ.
    ◦ See Note 13 to our consolidated financial statements for additional details.

- Resolution of Claims with Prime Contractor of South Africa Power Projects
    ◦ In connection with the Settlement Agreement, the Company incurred a charge, net of tax, of $54.2 during the third quarter of 2023. The charge included the write-off of $15.2 in net amounts due from MHI. Such charge is included in "Loss on disposition of discontinued operations, net of tax" for the year ended December 31, 2023. In addition, DBT made a payment of $25.3 to MHI during the year ended December 31, 2023, in connection to the Settlement Agreement.
    ◦ See Notes 4 and 15 to our consolidated financial statements for additional details.

- Actuarial Losses on Pension and Postretirement Plans
  - During 2023, we recorded actuarial losses of $11.3 in the fourth quarter in connection with the annual remeasurement of our pension and postretirement plans with such losses resulting primarily from decreases in discount rates.
  - See Notes 1 and 11 to our consolidated financial statements for additional details.

- Resolution of Dispute with Former Representative
  - During the fourth quarter of 2023, we recorded a charge within "Other operating expense, net" of $9.0 related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment.
  - See Note 15 to our consolidated financial statements for additional details.

2022:
- Transfer of Postretirement Life Insurance Benefit Obligation
  - On February 17, 2022, we transferred a portion of our obligation for life insurance benefits under our postretirement benefit plans to an insurance carrier for cash consideration paid of $10.0.
  - In connection with the transfer, we recorded a net charge of $0.3 to "Other expense, net."
  - See Note 11 to our consolidated financial statements for additional details.

- On March 31, 2022, we completed the acquisition of ITL
  - The purchase price for ITL was $40.4, net of (i) an adjustment to the purchase price received during 2022 of $1.4 related to acquired working capital and (ii) cash acquired of $1.1.
  - The post-acquisition operating results of ITL are included within our Detection and Measurement reportable segment.

- Amendment of Senior Credit Agreement
  - On August 12, 2022, we amended and restated our then-existing credit agreement.
  - The then-existing credit agreement provided for committed senior secured financing with an aggregate amount of $770.0, with a final maturity of August 12, 2027.
  - See Note 13 to our consolidated financial statements for additional details.

- Settlement and Actuarial Gains and Losses - Pension and Postretirement Plans
  - In connection with the sale of Transformer Solutions, a significant number of participants of the U.S. Pension Plan ("U.S. Plan") who were employees of Transformer Solutions elected to receive lump-sum payments from the U.S. Plan.
  - The extent of these lump-sum payments, combined with other lump-sum payments that were made by the U.S. Plan during the first nine months of 2022, required us to record settlement and actuarial losses of $6.2 during this period.
  - In addition, we recorded settlement and actuarial gains of $8.0 in the fourth quarter of 2022 in connection with the annual remeasurement of our pension and postretirement plans, with such gains resulting primarily from the impact of increases in discount rates, partially offset by lower than expected returns on plan assets.
  - See Notes 1 and 11 to our consolidated financial statements for additional details.

- Repurchases of Common Stock — During the second quarter of 2022, we repurchased 706,827 shares of our common stock for $33.7.

- Changes in Estimated Fair Value of an Equity Security
  - We recorded losses of $3.0 within "Other expense, net" related to decreases in the estimated fair value of an equity security that we hold.
  - See Note 17 to our consolidated financial statements for additional details.

- Asbestos-Related Matters
  - During the third quarter of 2022, we received a ruling from a North Carolina trial court that certain excess insurance carriers associated with our then-existing asbestos product liability matters are not required to cover the costs of defending suits that are dismissed without an indemnity payment.

- ◦ As a result of this ruling, we recorded charges of $21.7 during the third quarter, with $16.5 reflected in "Income from continuing operations before income taxes" and the remainder in "Loss on disposition of discontinued operations, net of tax."
- ◦ On November 1, 2022, we completed the Asbestos Portfolio Sale. In connection with the sale, we contributed $138.8 to the divested subsidiaries and recorded a loss on sale of $73.9. See Notes 1 and 4 to our consolidated financial statements for additional detail.

- • Impairment of Goodwill and Indefinite-Lived Intangible Assets
  - ◦ During the fourth quarter of 2022, we performed our annual impairment analyses of our goodwill and indefinite-lived intangible assets. As a result of such analyses, we recorded impairment charges of $13.4, with $12.0 related to goodwill and the remainder to trademarks.
  - ◦ See Notes 1 and 10 to our consolidated financial statements for additional details.

Results of Continuing Operations

Cyclicality of End Markets, Seasonality and Competition — The financial results of our businesses closely follow changes in the industries in which they operate and end markets in which they serve. In addition, certain of our businesses have seasonal fluctuations. For example, certain of our heating products businesses tend to be stronger in the third and fourth quarters, as customer buying habits are driven largely by seasonal weather patterns. In aggregate, our businesses generally tend to be stronger in the second half of the year.

Although our businesses operate in highly competitive markets, our competitive position cannot be determined accurately in the aggregate or by segment since none of our competitors offer all the same product lines or serve all the same markets as we do. In addition, specific reliable comparative figures are not available for many of our competitors. In most product groups, competition comes from numerous concerns, both large and small. The principal methods of competition are service, product performance, technical innovation and price. These methods vary with the type of product sold. We believe we compete effectively on the basis of each of these factors.

Non-GAAP Measures — Organic revenue growth (decline) presented herein is defined as revenue growth (decline) excluding the effects of foreign currency fluctuations and acquisitions/divestitures. We believe this metric is a useful financial measure for investors in evaluating our operating performance for the periods presented, as, when read in conjunction with our revenues, it presents a useful tool to evaluate our ongoing operations and provides investors with a tool they can use to evaluate our management of assets held from period to period. In addition, organic revenue growth (decline) is one of the factors we use in internal evaluations of the overall performance of our business. This metric, however, is not a measure of financial performance under GAAP, should not be considered a substitute for net revenue growth (decline) as determined in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies.

The following table provides selected financial information for the years ended December 31, 2024, 2023, and 2022, including the reconciliation of organic revenue increase to net revenue increase:

	Year ended December 31,			2024 vs	2023 vs
	2024	2023	2022	2023 %	2022 %
Revenues	$ 1,983.9	$ 1,741.2	$ 1,460.9	13.9 %	19.2 %
Gross profit	799.4	670.0	523.9	19.3	27.9
% of revenues	40.3 %	38.5 %	35.9 %		
Selling, general and administrative expense	414.6	394.4	355.7	5.1	10.9
% of revenues	20.9 %	22.7 %	24.3 %		
Intangible amortization	64.5	43.9	28.5	46.9	54.0
Impairment of goodwill and intangible assets	—	—	13.4	*	*
Special charges, net	3.6	0.8	0.4	350.0	100.0
Other operating expense, net	8.4	9.0	74.9	*	*
Other expense, net	(9.3)	(10.1)	(15.2)	*	*
Interest expense, net	(43.6)	(25.5)	(7.6)	71.0	235.5
Loss on amendment/refinancing of senior credit agreement	—	—	(1.1)	*	*
Income from continuing operations before income taxes	255.4	186.3	27.1	37.1	587.5
Income tax provision	(53.6)	(41.6)	(7.3)	28.8	469.9
Income from continuing operations	201.8	144.7	19.8	39.5	630.8
Components of consolidated revenue increase:					
Organic				6.2	12.2
Foreign currency				—	0.1
Acquisitions				7.7	6.9
Net revenue increase				13.9	19.2

* Not meaningful for comparison purposes.

Revenues — For 2024, the increase in revenues, compared to 2023, was due primarily to (i) inorganic revenue growth resulting from the Ingénia, ASPEQ, and TAMCO acquisitions (each within the HVAC reportable segment) and (ii) organic revenue growth within the HVAC reportable segment. Revenues for 2024, compared to 2023, within the Detection and Measurement reportable segment increased slightly, with foreign currency translation benefits offset by a minor organic revenue decline. The organic revenue growth within the HVAC reportable segment was due primarily to (i) increased volume of cooling products driven by continued strength in demand and higher throughput resulting from expanded production capacity and (ii) execution of a larger-than-typical service project within our cooling business. These increases were partially offset by modest organic revenue declines of heating products due primarily to the unseasonably warm winter conditions prevalent in relevant end markets mainly during the first quarter of 2024. The minor organic revenue decline within the Detection and Measurement reportable segment was primarily driven by lower project volumes within our communication technologies business associated with a larger-than-typical project that executed throughout 2023 and completed in the first quarter of 2024, partially offset by higher project volumes at our aids to navigation business. Project volumes within our Detection and Measurement reportable segment can vary from period to period based on execution timing.

For 2023, the increase in revenues, compared to 2022, was due to the impact of organic revenue growth within the HVAC and Detection and Measurement reportable segments and, to a lesser extent, the impact of the TAMCO and ASPEQ acquisitions. The organic revenue growth within the HVAC reportable segment was due primarily to increased sales of cooling products associated with both volume and price increases. Organic revenue growth within the Detection and Measurement reportable segment was due primarily to higher volumes of large projects within the communication technologies, transportation and aids to navigation businesses.

Gross Profit — For 2024, the increase in gross profit and gross profit as a percentage of revenues, compared to 2023, was due primarily to (i) the revenue growth mentioned above and associated operating leverage, (ii) more favorable project execution and product mix, primarily within the Detection and Measurement reportable segment, and (iii) the impact of continuous improvement initiatives, partially offset by increases in personnel costs, primarily within our HVAC reportable segment, due to annual merit increases and growth-related headcount additions.

For 2023, the increase in gross profit and gross profit as a percentage of revenues, compared to 2022, was due primarily to the increase in revenues noted above and greater absorption of manufacturing costs as a result of higher volumes. The higher volumes were aided by improved operational execution resulting from investments in plant automation and more stable labor and supply chain environments, particularly within our HVAC reportable segment. The resulting favorable impact on gross profit as a percentage of revenue was partially offset by less favorable sales mix within our Detection and Measurement reportable segment.

Selling, General and Administrative ("SG&A") Expense — For 2024, the increase in SG&A expense, compared to 2023, was due primarily to incremental SG&A resulting from (i) the acquisitions of Ingénia, ASPEQ, and TAMCO of $20.7 (including integration costs of $3.3), (ii) increases in personnel costs, primarily within our HVAC reportable segment, due to annual merit increases and growth-related headcount additions, and (iii) $1.6 of additional long-term incentive compensation, partially offset by a reduction in corporate expense of $4.8.

For 2023, the increase in SG&A expense, compared to 2022, was due primarily to (i) higher employee compensation, inclusive of increases in short-term incentive compensation expense, (ii) increases in sales incentive plan expense driven by the higher revenues mentioned above, (iii) acquisition-related costs and incremental SG&A expenses associated with the acquired TAMCO and ASPEQ businesses, and (iv) higher travel expense. These increases were partially offset by (i) lower costs related to various strategic and transformational initiatives during 2023, as 2022 included significant costs on strategic and transformational initiatives related to the Asbestos Portfolio Sale, and (ii) expenses in connection with asbestos-related matters incurred during 2022 prior to the Asbestos Portfolio Sale.

Intangible Amortization — For 2024, the increase in intangible amortization, compared to 2023, was primarily related to incremental amortization associated with (i) backlog from the Ingénia acquisition and (ii) other intangible assets associated with the acquisition of Ingénia and a full year of amortization for the TAMCO and ASPEQ acquisitions.

For 2023, the increase in intangible amortization, compared to 2022, was primarily due to incremental intangible amortization related to backlog and other intangible assets associated with the TAMCO and ASPEQ acquisitions. In addition, 2023 included a full year of amortization related to the ITL acquisition, compared to nine months in the 2022 period.

Impairment of Goodwill and Intangible Assets — During 2022, we recorded impairment charges of $12.9 related to the goodwill and trademarks of ULC and $0.5 related to certain other trademarks. See Note 10 to our consolidated financial statements for additional details.

Special Charges, Net — Special charges, net, relate primarily to restructuring initiatives to consolidate manufacturing, distribution, sales and administrative facilities, reduce workforce, and rationalize certain product lines. See Note 8 to our consolidated financial statements for the details of actions taken in 2024, 2023, and 2022. The components of special charges, net, are as follows:

	Year ended December 31,					
	2024		**2023**		**2022**	
Employee termination costs	$	2.4	$	0.8	$	0.1
Facility consolidation costs		0.3		—		—
Non-cash asset write-downs		0.9		—		0.3
Total	$	3.6	$	0.8	$	0.4

Other Operating Expense, Net — During 2024, we recorded a charge of $8.4 related to a settlement with the seller of ULC regarding additional contingent consideration. See Note 15 to the consolidated financial statements for additional details.

During 2023, we recorded a charge of $9.0 related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment. See Note 15 to the consolidated financial statements for additional details.

During 2022, and in connection with the Asbestos Portfolio Sale, we recorded a loss of $73.9. Additionally, prior to the Asbestos Portfolio Sale, we recorded charges of $2.3 for asbestos product liability matters, partially offset by a reduction in the fair value/liability associated with the contingent consideration related to the acquisition of Enterprise Control Systems Ltd ("ECS"), which was completed in 2021, of $1.3.

Other Expense, Net — Other expense, net, for 2024 was composed primarily of (i) environmental remediation charges of $6.7, (ii) a loss of $4.2 related to a change in the estimated fair value of an equity security that we hold, and (iii) pension and postretirement expense of $4.5 (including actuarial losses of $2.6), partially offset by gains on disposal of property, plant and equipment of $3.2, income derived from company-owned life insurance ("COLI") policies of $2.3, and foreign currency transaction gains of $0.8.

Other expense, net, for 2023 was composed primarily of (i) pension and postretirement expense of $12.2 (including actuarial losses of $11.3), (ii) foreign currency transaction losses of $0.9, and (iii) environmental remediation charges of $0.9, partially offset by gains of (i) $3.6 related to a change in the estimated fair value of an equity security that we hold and (ii) $0.4 related to income derived from COLI policies.

Other expense, net, for 2022 was composed primarily of $16.5 of asbestos-related charges incurred prior to the Asbestos Portfolio Sale, a loss of $3.0 related to a change in the estimated fair value of an equity security that we hold, environmental remediation charges of $2.9, and foreign currency transaction losses of $1.1, partially offset by pension and postretirement income (inclusive of net settlement and actuarial gains of $1.5) of $4.4, income of $2.0 derived from COLI policies, and $3.0 of income associated with transition services agreements.

Interest Expense, Net — Interest expense, net, includes both interest expense and interest income. The increase in interest expense, net, during 2024, compared to 2023, was due primarily to higher average debt balances during the 2024 periods, primarily resulting from borrowings associated with the Ingénia, ASPEQ, and TAMCO acquisitions. Refer to Note 13 to the consolidated financial statements for additional details.

The increase in interest expense, net, during 2023, compared to 2022, was the result of higher average debt balances and a higher average effective interest rate during 2023, with the higher average debt balances primarily resulting from borrowings in connection with the TAMCO and ASPEQ acquisitions.

Loss on Amendment/Refinancing of Senior Credit Agreement — During 2022, we amended our senior credit agreement. In connection with the amendment, we recorded a charge of $1.1, which consisted of the write-off of a portion of the unamortized deferred financing costs related to our senior credit facilities ($0.7) and certain expenses incurred in connection with the amendment ($0.4).

Income Taxes — During 2024, we recorded an income tax provision of $53.6 on $255.4 of pre-tax income from continuing operations, resulting in an effective rate of 21.0%. The most significant items impacting the income tax provision for 2024 were (i) $11.0 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period and (ii) $0.7 of tax benefits related to changes in our estimate of valuation allowances recognized against certain deferred tax assets, as we now expect to realize these deferred tax assets.

During 2023, we recorded an income tax provision of $41.6 on $186.3 of pre-tax income from continuing operations, resulting in an effective rate of 22.3%. The most significant items impacting the income tax provision for 2023 were (i) $2.3 of tax benefits related to changes in our estimate of valuation allowances recognized against certain deferred tax assets, as we now expect to realize these deferred tax assets, (ii) $1.8 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period, and (iii) $1.1 of tax benefits related to revisions to liabilities for uncertain tax positions.

During 2022, we recorded an income tax provision of $7.3 on $27.1 of pre-tax income from continuing operations, resulting in an effective rate of 26.9%. The most significant item impacting the effective tax rate for 2022 was the $73.9 loss on the Asbestos Portfolio Sale, which generated a tax benefit of only $1.1. In addition, the 2022 effective income tax rate was also impacted by (i) a $4.7 tax benefit related to the release of valuation allowances recognized against certain deferred tax assets, as we now expect to realize these deferred tax assets, primarily due to the Holding Company Reorganization completed in 2022, (ii) $3.0 of tax benefits related to statute expirations and other revisions to liabilities for uncertain tax positions, and (iii) $1.7 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the year.

Results of Discontinued Operations

Wind-Down of the Heat Transfer Business

Following the Spin-Off, we initiated a strategic shift away from the power generation markets. As part of this strategic shift, we sold the dry cooling and Balcke Dürr businesses in 2016 and commenced efforts to sell the Heat Transfer business. After an unsuccessful attempt to sell the Heat Transfer business, we implemented a wind-down plan for the business in 2018. During the fourth quarter of 2020, we completed the wind-down plan, which included providing all products and services on the business's remaining contracts with customers. As a result, we are reporting Heat Transfer as a discontinued operation for all periods presented.

Sale of Transformer Solutions Business

On October 1, 2021, we completed the sale of Transformer Solutions pursuant to the terms of the Stock Purchase Agreement dated June 8, 2021. We transferred all of the outstanding common stock of Transformer Solutions to GE-Prolec Transformers, Inc. (the "Purchaser") and Prolec GE Internacional, S. de R.L. de C.V. for an aggregate cash purchase price of $645.0 (the "Transaction"). The purchase price was subject to potential adjustment based on Transformer Solutions' cash, debt and working capital on the date the Transaction was consummated, as well as for specified transaction expenses and other specified items. During 2022, we agreed to the final adjustment of the purchase price which resulted in a payment to the Purchaser of $13.9. We have classified the business as a discontinued operation in our consolidated financial statements for all periods presented. See Notes 1 and 4 to our consolidated financial statements for additional details.

Wind-Down of DBT Business

As the culmination of our strategic shift away from power generation markets, we completed the wind-down of our DBT business during the fourth quarter of 2021. As a result, we are reporting DBT as a discontinued operation in our consolidated financial statements for all periods presented.

As previously disclosed, DBT had asserted claims against the remaining prime contractor on two large projects, MHI, of approximately South African Rand 1,000.0 (or $53.2) and MHI had asserted, or issued letters of intent to claim for, alleged damages against DBT. Although it was reasonably possible that some loss may have been incurred in connection with these claims (which totaled approximately South African Rand 2,815.2 or $149.7), we were unable to estimate the potential loss or range of potential loss associated with these claims due to the (i) lack of support provided by MHI for these claims; (ii) complexity of contractual relationships between the end customer, MHI, and DBT; (iii) legal interpretation of the contract provisions and application of South African law to the contracts; and (iv) unpredictable nature of any dispute resolution processes that had occurred or may have occurred in connection with these claims. Although we had experienced success in enforcing and defending our rights through the dispute resolution process over the past few years (including the matters mentioned below), we had invested, and would have continued to invest, significant management and financial resources to defend and pursue these matters.

On September 5, 2023, DBT and SPX entered into the Settlement Agreement with MHI to resolve all claims between the parties with respect to the two large power projects in South Africa. The Settlement Agreement provides for full and final settlement and mutual release of all claims between the parties with respect to the projects, including any claim against SPX Technologies, Inc. as guarantor of DBT's performance on the projects. It also provides that the underlying subcontracts are terminated and all obligations of both parties under the subcontracts have been satisfied in full. In connection with the Settlement Agreement, we incurred a charge, net of tax, of $54.2 during the third quarter of 2023. The charge included the write-off of $15.2 in net amounts due from MHI. Such charge is included in "Loss on disposition of discontinued operations, net of tax" for the year ended December 31, 2023.

Prior to the Settlement Agreement, on February 22, 2021, a dispute adjudication panel issued a ruling in favor of DBT against MHI related to costs incurred in connection with delays on two units of the Kusile project. In connection with the ruling, DBT received South African Rand 126.6 (or $8.6 at the time of payment). This ruling was subject to final and binding arbitration in this matter. In March 2023, an arbitration tribunal upheld the decision of the dispute adjudication panel. As a result, the South African Rand 126.6 (or $7.0) was recorded as income during the first quarter of 2023, with such amount recorded within "Loss on disposition of discontinued operations, net of tax." Additionally, in June 2023, the arbitration tribunal ruled DBT was entitled to recover $1.3 of legal costs incurred related to the arbitration. Such amount received from MHI was recorded to "Loss on disposition of discontinued operations, net of tax" during the year ended December 31, 2023. Additionally, in May 2023, a separate arbitration tribunal ruled DBT was entitled to recover $5.5 of legal costs incurred related to another prior arbitration. Such amount received from MHI was recorded to "Loss on disposition of discontinued operations, net of tax" during the year ended December 31, 2023.

For the years ended December 31, 2024, 2023 and 2022, results of operations from our businesses reported as discontinued operations were as follows:

	Year ended December 31,		
	2024	2023	2022
Transformer Solutions			
Loss from discontinued operations [1]	$ —	$ —	$ (0.6)
Income tax benefit	—	—	0.9
Income from discontinued operations, net	—	—	0.3
DBT			
Loss from discontinued operations [2]	(0.6)	(69.0)	(17.3)
Income tax benefit (provision)	(0.1)	15.3	2.1
Loss from discontinued operations, net	(0.7)	(53.7)	(15.2)
All other [3]			
Loss from discontinued operations	(0.3)	(1.3)	(6.4)
Income tax benefit (provision)	(0.3)	0.2	1.7
Loss from discontinued operations, net	(0.6)	(1.1)	(4.7)
Total			
Loss from discontinued operations	(0.9)	(70.3)	(24.3)
Income tax benefit (provision)	(0.4)	15.5	4.7
Loss from discontinued operations, net	$ (1.3)	$ (54.8)	$ (19.6)

[1] Loss for the year ended December 31, 2022 resulted primarily from revisions to liabilities retained in connection with the disposition.

[2] Loss for the year ended December 31, 2023 resulted primarily from the charge, and related income tax impacts, recorded in connection with the Settlement Agreement referred to above and legal costs incurred in connection with the various dispute resolution matters. This loss for the year ended December 31, 2023 was partially offset by arbitration awards received, which are discussed above. Loss for the year ended December 31, 2022 resulted primarily from legal costs incurred in connection with various dispute resolution matters prior to the Settlement Agreement.

[3] Loss for the years ended December 31, 2024, 2023, and 2022 resulted primarily from revisions to liabilities, including income tax liabilities, retained in connection with prior dispositions and, for the year ended December 31, 2022, asbestos-related charges for businesses previously disposed of.

Results of Reportable Segments

The following information should be read in conjunction with our consolidated financial statements and related notes. These results exclude the operating results of discontinued operations for all periods presented. See Note 7 to our consolidated financial statements for a description of each of our reportable segments.

Non-GAAP Measures — Throughout the following discussion of reportable segments, we use "organic revenue" growth (decline) to facilitate explanation of the operating performance of our segments. Organic revenue growth (decline) is a non-GAAP financial measure, and is not a substitute for net revenue growth (decline). Refer to the explanation of this measure and purpose of use by management under "Results of Continuing Operations — Non-GAAP Measures."

HVAC Reportable Segment

	Year Ended December 31,			2024 vs. 2023 %	2023 vs. 2022 %
	2024	2023	2022		
Revenues	$ 1,364.7	$ 1,122.3	$ 913.8	21.6	22.8
Income	323.9	234.4	135.5	38.2	73.0
% of revenues	23.7 %	20.9 %	14.8 %		
Components of revenue increase:					
Organic				9.7	12.2
Foreign currency				(0.1)	(0.2)
Acquisitions				12.0	10.8
Net revenue increase				21.6	22.8

Revenues — For 2024, the increase in revenues, compared to 2023, was due primarily to (i) inorganic revenue growth resulting from the Ingénia, ASPEQ, and TAMCO acquisitions and (ii) organic revenue growth. The organic revenue growth was due primarily to (i) increased volume of cooling products driven by continued strength in demand and higher throughput resulting from expanded production capacity and (ii) execution of a larger-than-typical service project within our cooling business. These increases were partially offset by modest organic revenue declines of heating products due primarily to the unseasonably warm winter conditions prevalent in relevant end markets mainly during the first quarter of 2024.

For 2023, the increase in revenues, compared to 2022, was due primarily to (i) organic revenue growth driven primarily by increased sales of cooling products and (ii) the impact of the TAMCO and ASPEQ acquisitions. The increase in organic revenue was associated with volume increases, primarily of cooling products, resulting from greater plant throughput and more stable labor and supply chain environments, and price increases.

Income — For 2024, the increase in income, compared to 2023, was due primarily to the revenue growth mentioned above and associated operating leverage, as well as the impact of continuous improvement initiatives, partially offset by increases in personnel costs due to annual merit increases and growth-related headcount additions.

For 2023, the increase in income, compared to 2022, was due primarily to the impact of the revenue growth mentioned above. For 2023, the increase in margin, compared to 2022, was due primarily to price increases and greater absorption of manufacturing costs as a result of higher volumes, as well as favorable sales mix primarily associated with acquisitions. The higher volumes were aided by improved operational execution across our heating and cooling businesses resulting from more stable labor and supply chain environments and facility-related investments.

Backlog — The segment had backlog of $436.8 and $306.1 as of December 31, 2024 and 2023, respectively. Backlog associated with the Ingénia acquisition totaled $152.8 as of December 31, 2024. Approximately 88% of the segment's backlog as of December 31, 2024 is expected to be recognized as revenue during 2025.

Detection and Measurement Reportable Segment

	Year Ended December 31,			2024 vs. 2023 %	2023 vs. 2022 %
	2024	2023	2022		
Revenues	$ 619.2	$ 618.9	$ 547.1	—	13.1
Income	136.7	118.8	114.1	15.1	4.1
% of revenues	22.1 %	19.2 %	20.9 %		
Components of revenue increase:					
Organic				(0.2)	12.4
Foreign currency				0.2	0.3
Acquisitions				—	0.4
Net revenue increase				—	13.1

Revenues — For 2024, the increase in revenues, compared to 2023, was due primarily to foreign currency translation benefits offset by a minor organic revenue decline. The minor organic revenue decline was primarily driven by lower project volume within our communication technologies business associated with a larger-than-typical project that executed throughout 2023 and completed in the first quarter of 2024, partially offset by higher project volumes at our aids to navigation business. Project volumes within our Detection and Measurement reportable segment can vary from period to period based on execution timing.

For 2023, the increase in revenues, compared to 2022, was due primarily to organic revenue growth and, to a lesser extent, the full year impact of the ITL acquisition. The organic revenue growth was driven primarily by higher volumes of large projects within the communication technologies, transportation, and aids to navigation businesses.

Income — For 2024, the increase in income and margin, compared to 2023, was due primarily to (i) increased volume at our aids to navigation business, (ii) more favorable project execution and product mix within our communications technologies, aids to navigation, and transportation businesses, and (iii) the impact of continuous improvement initiatives. These impacts were partially offset by the reduction in income associated with volume declines from the larger-than-typical project within our communications technologies business mentioned above.

For 2023, the increase in income, compared to 2022, was due primarily to the revenue growth mentioned above. For 2023, the decrease in margin, compared to 2022, was due primarily to a less favorable sales mix associated with our short-cycled businesses and certain of the large projects mentioned above, primarily within our communication technologies business.

Backlog — The segment had backlog of $220.9 and $244.5 as of December 31, 2024 and 2023, respectively. Approximately 58% of the segment's backlog as of December 31, 2024 is expected to be recognized as revenue during 2025.

Corporate Expense and Other Expense

	Year Ended December 31,			2024 vs. 2023 %	2023 vs. 2022 %
	2024	2023	2022		
Total consolidated revenues	$ 1,983.9	$ 1,741.2	$ 1,460.9	13.9	19.2
Corporate expense	53.6	58.4	68.6	(8.2)	(14.9)
% of revenues	2.7 %	3.4 %	4.7 %		
Long-term incentive compensation expense	15.0	13.4	10.9	11.9	22.9

Corporate Expense — Corporate expense generally relates to the personnel and general operating costs of our corporate headquarters in Charlotte, North Carolina. The decrease in corporate expense during 2024, compared to 2023, was due primarily to (i) a reduction of $2.8 in various strategic and acquisition-related costs, largely associated with the acquisitions of ASPEQ and TAMCO acquired in 2023, partially offset by expense incurred for the Ingénia acquisition in 2024 and (ii) a reduction in short-term incentive compensation expense. These declines were partially offset by annual personnel merit increases.

The decrease in corporate expense during 2023, compared to 2022, was due primarily to (i) higher costs related to various strategic and transformational initiatives, including the Asbestos Portfolio Sale, during 2022 and (ii) expenses in connection with asbestos-related matters incurred during 2022 prior to the Asbestos Portfolio Sale, partially offset by higher short-term incentive compensation and higher acquisition-related and other integration costs primarily associated with the TAMCO and ASPEQ acquisitions.

Long-Term Incentive Compensation Expense — Long-term incentive compensation expense represents our consolidated expense, which we do not allocate for segment reporting purposes. The increase in long-term incentive compensation expense in 2024, compared to 2023, was due primarily to an increase in the fair value of performance based share awards resulting from plan design changes in 2024, which increased the maximum potential payout range from 150% to 200% of target, and the accumulation of awards related to recent changes in certain key management positions.

The increase in long-term incentive compensation expense in 2023, compared to 2022, was due primarily to the impact of forfeitures resulting from various participant resignations during 2022.

See Note 16 to our consolidated financial statements for further details on our long-term incentive compensation plans.

Liquidity and Financial Condition

Cash Flows

Listed below are the cash flows from (used in) operating, investing and financing activities, and discontinued operations, as well as the net change in cash and equivalents for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
	2024	2023	2022
Continuing operations:			
Cash flows from (used in) operating activities	$ 313.1	$ 243.8	$ (115.2)
Cash flows used in investing activities	(284.5)	(570.2)	(52.2)
Cash flows from (used in) financing activities	53.1	309.6	(39.9)
Cash flows used in discontinued operations	(27.2)	(35.3)	(34.5)
Change in cash and equivalents due to changes in foreign currency exchange rates	2.0	(0.1)	2.9
Net change in cash and equivalents	$ 56.5	$ (52.2)	$ (238.9)

2024 Compared to 2023

Operating Activities - The increase in cash flows from operating activities of continuing operations during the year ended December 31, 2024, compared to 2023, was due primarily to (i) cash inflows resulting from the increase in operating income discussed previously, exclusive of non-cash expenses (primarily intangible asset amortization and depreciation expense) incurred during the respective periods, (ii) lower income tax payments of $14.9, primarily resulting from the acceleration of certain acquired tax attributes, and (iii) reductions in the level of raw material and component purchases during the 2024 period due to stabilization of the supply chain environment. These impacts were partially offset by (i) additional interest payments of $17.8 due to higher average debt balances resulting from borrowings associated with the Ingénia, ASPEQ, and TAMCO acquisitions, (ii) $11.9 in additional short-term incentive compensation payments, (iii) a payment, during the first quarter of 2024, related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment of $9.0, and (iv) a payment of $8.4 associated with a settlement for additional contingent consideration to the seller of ULC mentioned previously.

Investing Activities - Cash flows used in investing activities of continuing operations for the year ended December 31, 2024 were comprised of net cash utilized in the acquisition of Ingénia of $292.0 and capital expenditures of $38.0, partially offset by net proceeds from COLI policies of $41.9, inclusive of borrowings of $41.2 against the cash surrender value of these COLI policies (see Note 13 to the consolidated financial statements for additional details) and proceeds of $3.6 received for the sale of property, plant and equipment. Cash flows used in investing activities of continuing operations for the year ended December 31, 2023, were comprised of net cash utilized in the acquisitions of TAMCO and ASPEQ of $547.0 and capital expenditures of $23.9, partially offset by net proceeds from COLI policies of $0.7.

Financing Activities - Cash flows from financing activities of continuing operations for the year ended December 31, 2024 were comprised of (i) net borrowings under the Credit Agreement of $63.0, primarily in connection with the Ingénia acquisition, (ii) net repayments under our trade receivables financing arrangement of $7.0 and other various debt instruments of $1.2, and (iii) fees paid in connection with the August 30, 2024 amendment of our Credit Agreement of $2.6. These net borrowings were partially offset by proceeds from options exercised, net of minimum tax withholdings paid on behalf of employees related to long-term incentive awards, of $0.9. Cash flows from financing activities of continuing operations for the year ended December 31, 2023 were comprised of net borrowings under the Credit Agreement and trade receivables financing arrangement of $296.6 and $16.0, respectively, primarily in connection with the TAMCO and ASPEQ acquisitions. These borrowings were partially offset by minimum tax withholdings paid on behalf of employees on long-term incentive awards, net of proceeds from options exercised, of $1.3, and fees paid in connection with the Incremental Term Loan of $1.3. Net repayments under our other various debt instruments totaled $0.4.

Discontinued Operations - Cash flows used in discontinued operations for the year ended December 31, 2024 relate primarily to the final payment under the Settlement Agreement of $25.1 (net of the cash received upon maturation of the related foreign currency forward contracts of $2.0) to MHI and disbursements for liabilities retained in connection with previous dispositions. Cash flows used in discontinued operations for the year ended December 31, 2023 relate primarily to (i) cash payments of $25.3 made by DBT to MHI during the third quarter of 2023 in connection with the Settlement Agreement, and (ii) disbursements of $14.7 for professional fees and support costs incurred principally in connection with the various dispute resolution matters resolved by the Settlement Agreement, partially offset by the recovery of legal costs we were awarded in arbitration proceedings between DBT and MHI of $6.8. Refer to Notes 4 and 15 to the consolidated financial statements for additional details related to the Settlement Agreement.

Change in Cash and Equivalents Due to Changes in Foreign Currency Exchange Rates - Changes in foreign currency exchange rates did not have a significant impact on our cash and equivalents during 2024 and 2023.

2023 Compared to 2022

Operating Activities - The increase in cash flows from operating activities of continuing operations during the year ended December 31, 2023, compared to 2022, was due primarily to (i) the increase in income during the period discussed previously, (ii) cash contributed during 2022 to the divested subsidiaries of $138.8 in connection with the Asbestos Portfolio Sale, (iii) a reduction in the level of elevated purchases of raw materials and components, primarily within our HVAC reportable segment, during 2023, due to a more stable supply chain environment, (iv) working capital improvements at certain of our project-related businesses, as cash flows for these businesses are often subject to contract milestones that can impact the timing of cash flows from period to period, (v) net payments for asbestos-related matters made prior to the Asbestos Portfolio Sale in 2022, of $15.3, and (vi) a cash payment of $10.0 during the first half of 2022 in connection with the transfer of a portion of our postretirement life insurance benefit obligation to an insurance carrier (see Note 11 to our consolidated financial statements for additional details).

Investing Activities - Cash flows used in investing activities of continuing operations for the year ended December 31, 2023 were comprised of net cash utilized in the acquisitions of TAMCO and ASPEQ of $547.0 and capital expenditures of $23.9, partially offset by net proceeds from COLI policies of $0.7. Cash flows used in investing activities of continuing operations for the year ended December 31, 2022 were comprised of cash utilized in the acquisition of ITL of $41.8 and capital expenditures of $15.9, partially offset by net proceeds from COLI policies of $3.7 and $1.8 received upon agreement with the sellers on acquired working capital balances associated with the acquisitions of Cincinnati Fan & Ventilator Co., Inc. acquired in 2021 and ITL acquired in 2022.

Financing Activities - Cash flows from financing activities of continuing operations for the year ended December 31, 2023 were comprised of net borrowings under the Credit Agreement and trade receivables financing arrangement of $296.6 and $16.0, respectively, primarily in connection with the TAMCO and ASPEQ acquisitions. These borrowings were partially offset by minimum tax withholdings paid on behalf of employees on long-term incentive awards, net of proceeds from options exercised, of $1.3, and fees paid in connection with the Incremental Term Loan of $1.3. Net repayments under our other various debt instruments totaled $0.4. Cash flows used in financing activities of continuing operations for the year ended December 31, 2022 were comprised primarily of repurchases of common stock of $33.7, minimum tax withholdings paid on behalf of employees on net-share settlements of long-term incentive awards, net of proceeds from options exercised, of $3.5, and contingent consideration of $1.3 paid in relation to the acquisition of Sensors & Software, Inc. ("Sensors & Software"), which was acquired in 2020. Additionally, prior to the August 12, 2022 amendment of our Credit Agreement, we made scheduled repayments under our then-existing term loan of $6.3 and in connection with entering the Credit Agreement, we received $245.0 under our new term loan and (i) repaid the remaining balance under the then-existing term loan of $237.4 and (ii) paid fees in connection with the refinancing of $1.9. Net repayments under our various other debt instruments totaled $0.8.

Discontinued Operations - Cash flows used in discontinued operations for the year ended December 31, 2023 relate primarily to (i) cash payments of $25.3 made by DBT to MHI during the third quarter of 2023 in connection with the Settlement Agreement, and (ii) disbursements of $14.7 for professional fees and support costs incurred principally in connection with the various dispute resolution matters resolved by the Settlement Agreement, partially offset by the recovery of legal costs we were awarded in arbitration proceedings between DBT and MHI of $6.8. Refer to Notes 4 and 15 to the consolidated financial statements for additional details related to the Settlement Agreement. Cash flows used in discontinued operations for the year ended December 31, 2022 related primarily to (i) disbursements for professional fees incurred in connection with the claims activities related to the large power projects in South Africa (see Note 15 to the consolidated financial statements for additional details), (ii) disbursements related to asbestos product liability matters made prior to the Asbestos Portfolio Sale, (iii) a payment of $13.9 to the buyer of Transformer Solutions related to the settlement of the final working capital balances for the business, and (iv) disbursements for liabilities retained in connection with dispositions, including fees associated with the sale of Transformer Solutions. These disbursements were partially offset by proceeds from stock options exercised of $1.0.

Change in Cash and Equivalents Due to Changes in Foreign Currency Exchange Rates - Changes in foreign currency exchange rates did not have a significant impact on our cash and equivalents during 2023 and 2022.

Borrowings

The following summarizes our debt activity (both current and non-current) for the year ended December 31, 2024:

	December 31, 2023	Borrowings	Repayments	Other [5]	December 31, 2024
Revolving loans [1]	$ —	$ 384.8	$ (304.8)	$ —	$ 80.0
Term loans [2]	539.9	—	(17.0)	0.5	523.4
Trade receivables financing arrangement [3]	16.0	272.0	(279.0)	—	9.0
Other indebtedness [4]	2.4	0.1	(1.3)	1.1	2.3
Total debt	558.3	$ 656.9	$ (602.1)	$ 1.6	614.7
Less: short-term debt	17.9				10.1
Less: current maturities of long-term debt	17.3				27.6
Total long-term debt	$ 523.1				$ 577.0

_____

[1] The revolving loan facility extends through August 2027 under the terms of the Credit Agreement and is primarily used to provide liquidity for funding acquisitions, including related fees and expenses, and was utilized as the primary funding mechanism for the Ingénia acquisition.

[2] The term loans are repayable in quarterly installments equal to 1.25% of the initial term loan balances of $545.0, in all quarters of 2025 and 2026, and the first two quarters of 2027. The remaining balances are payable in full on August 12, 2027. Balances are net of unamortized debt issuance costs of $1.2 and $1.7 at December 31, 2024 and December 31, 2023, respectively.

[3] Under this arrangement, we can borrow, on a continuous basis, up to $100.0, as available. Borrowings under this arrangement are collateralized by eligible trade receivables of certain of our businesses. At December 31, 2024, we had $61.7 of available borrowing capacity under this facility after giving effect to outstanding borrowings of $9.0.

[4] Primarily includes balances under a purchase card program of $1.1 and $1.9 and finance lease obligations of $1.2 and $0.5 at December 31, 2024 and December 31, 2023, respectively. The purchase card program allows for payment beyond the normal payment terms for goods and services acquired under the program. As this arrangement extends the payment of these purchases beyond their normal payment terms through third-party lending institutions, we have classified these amounts as short-term debt.

[5] "Other" includes the impact of amortization of debt issuance costs associated with the term loans.

Maturities of long-term debt payable during each of the five years subsequent to December 31, 2024 are $27.6, $27.7, $550.3, $0.2, and $0.1, respectively.

Senior Credit Facilities

On August 30, 2024, we entered into the Credit Agreement pursuant to the Second Amendment to the Amended and Restated Credit Agreement and Incremental Facility Activation Notice (the "Second Amendment") with Bank of America, N.A., as administrative agent (the "Administrative Agent"), the lenders party thereto, and certain domestic subsidiaries of the Company, as guarantors, which amended our prior Amended and Restated Credit Agreement, dated as of August 12, 2022 with the lenders party thereto, Deutsche Bank AG, as foreign trade facility agent, and the Administrative Agent.

The Second Amendment increases the aggregate revolving credit commitments under the Credit Agreement from $500.0 to $1,000.0 and makes certain conforming changes and other amendments to the Credit Agreement. We expect to utilize the increased revolving credit capacity to finance, in part, permitted acquisitions, to pay related fees, costs and expenses and for other lawful corporate purposes. In connection with the Second Amendment, we capitalized $2.6 of debt issuance costs within "Other assets" on the consolidated balance sheet as of December 31, 2024.

On April 21, 2023, we entered into an Incremental Facility Activation Notice with Bank of America, N.A., as administrative agent, and the lenders party thereto, which amended the Amended and Restated Credit Agreement, dated as of August 12, 2022, among the Company, the lenders party thereto, Deutsche Bank AG, as foreign trade facility agent, and the Administrative Agent ("Incremental Amendment").

The Incremental Amendment provides for an Incremental Term Loan in the aggregate amount of $300.0, which was available in up to three drawings (subject to customary conditions) from the Incremental Amendment Effective Date to October 18, 2023. The proceeds of the Incremental Term Loan were available to be used to finance, in part, permitted acquisitions, to pay related fees, costs and expenses and for other lawful corporate purposes. The Incremental Term Loan will mature on August 12, 2027. We may voluntarily prepay the Incremental Term Loan, in whole or in part, without premium or penalty. In June 2023, we borrowed $300.0 under the Incremental Term Loan in connection with the ASPEQ acquisition.

The credit facilities (the "Senior Credit Facilities") under the Credit Agreement consist of the following at December 31, 2024 (each with a final maturity of August 12, 2027):

- Term loan facilities with original aggregate principal amounts of $545.0 ($245.0 and $300.0 related to our original term loan and the Incremental Term Loan, respectively);

- A multicurrency revolving credit facility, available for loans and letters of credit in Dollars, Euro, Sterling and other currencies, in an aggregate principal amount up to the equivalent of $1,000.0 (with sub-limits equal to the equivalents of $200.0 for financial letters of credit, $50.0 for non-financial letters of credit, and $150.0 for non-U.S. exposure); and

- A bilateral foreign credit instrument facility, available for performance letters of credit and bank undertakings, in an aggregate principal amount in various currencies up to the equivalent of $25.0.

At December 31, 2024, we had $909.0 of available borrowing capacity under our revolving credit facilities, after giving effect to borrowings under the domestic revolving loan facilities of $80.0 and $11.0 reserved for outstanding letters of credit. In addition, at December 31, 2024, we had $8.0 of available issuance capacity under our foreign credit instrument facilities after giving effect to $17.0 reserved for outstanding letters of credit.

At December 31, 2024, we were in compliance with all covenants of our Credit Agreement.

Refer to Note 13 to the consolidated financial statements for additional details of the Credit Agreement, including details of covenants, applicable interest rate margins and fees.

Other Borrowings and Financing Activities

Certain of our businesses purchase goods and services under a purchase card program allowing for payment beyond their normal payment terms. As of December 31, 2024 and 2023, the participating businesses had $1.1 and $1.9, respectively, outstanding under this arrangement.

We are party to a trade receivables financing agreement, which is renewed annually for twelve months during the third quarter, whereby we can borrow, on a continuous basis, up to $100.0. Availability of funds may fluctuate over time given, among other things, changes in eligible receivable balances, but will not exceed the $100.0 program limit. The facility contains representations, warranties, covenants and indemnities customary for facilities of this type. The facility does not contain any covenants that we view as materially constraining to the activities of our business.

In addition, we maintain an uncommitted line of credit facility in China which is available to fund operations in this region, when necessary, at the discretion of the lender. At December 31, 2024, the aggregate amount of borrowing capacity under this facility was $10.0, while there were no borrowings outstanding.

Company-owned Life Insurance

The Company has investments in COLI policies, which are recorded at their cash surrender value at each balance sheet date. Changes to the cash surrender value at each balance sheet date are recorded as a gain or loss within "Other expense, net" within the consolidated statements of operations. The Company has the ability to borrow against a portion of its investments in the COLI policies as an additional source of liquidity. During 2024, the Company borrowed $41.2 against the cash surrender value of these COLI policies, after which minimal capacity to borrow against the policies remains. Such borrowings were primarily used to pay down amounts payable under the revolving credit facility. The amounts borrowed incur interest at a weighted-average rate of 5.3%. See Note 1 to the consolidated financial statements for additional details of the COLI policies.

Financial Instruments

We measure our financial assets and liabilities on a recurring basis, and nonfinancial assets and liabilities on a non-recurring basis, at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize market data or assumptions that we believe market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or significant unobservable inputs (Level 3).

Our derivative financial assets and liabilities include interest rate swap agreements and forward contracts to manage exposure on contracts with forecasted transactions denominated in non-functional currencies which manage the risk of transaction gains and losses associated with assets/liabilities denominated in currencies other than the functional currency of certain subsidiaries ("FX forward contracts") that are measured at fair value using observable market inputs such as forward rates, interest rates, our own credit risk, and our counterparties' credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. Based on our continued ability to enter into FX forward contracts and interest rate swap agreements, we consider the markets for our fair value instruments active.

As of December 31, 2024, there was no significant impact to the fair value of our derivative liabilities due to our own credit risk as the related instruments are collateralized under our Senior Credit Facilities. Similarly, there was no significant impact to the fair value of our derivative assets based on our evaluation of our counterparties' credit risk.

We primarily use the income approach, which uses valuation techniques to convert future amounts to a single present amount. Assets and liabilities measured at fair value on a recurring basis are further discussed below.

Interest Rate Swaps

In 2020, we entered into interest swap agreements ("Initial Swaps") that covered the period through November 2024, and effectively converted borrowings under our senior credit facilities to a fixed rate of 1.077%, plus the applicable margin. In September 2024, commensurate with the Second Amendment, we entered into additional interest rate swap agreements ("Additional Swaps"). The Additional Swaps have a notional amount of $524.6, cover the period from December 2024 to June 2026, and effectively convert this portion of the borrowings under our senior credit facilities to a fixed rate of 3.58%, plus the applicable margin. We have designated, and are accounting for, our Additional Swaps (and, prior to their maturity, accounted for the Initial Swaps) as cash flow hedges.

As of December 31, 2024 and 2023, the unrealized gain, net of tax, recorded in accumulated other comprehensive income ("AOCI") was $2.6 and $5.7, respectively. In addition, as of December 31, 2024 and 2023, the fair value of our interest rate swap agreements was $3.4 (with $2.7 recorded as a current asset and $0.7 as a non-current asset) and $7.5 recorded as a current asset, respectively. Changes in fair value of our interest rate swap agreements are reclassified into earnings as a component of interest expense when the forecasted transaction impacts earnings.

Currency Forward Contracts

We manufacture and sell our products in a number of countries and, as a result, are exposed to movements in foreign currency exchange rates. Our objective is to preserve the economic value of non-functional currency-denominated cash flows and to minimize the impact of changes as a result of currency fluctuations. Our principal currency exposures relate to the South African Rand, British Pound Sterling, Canadian Dollar, and Euro.

From time to time, we enter into FX forward contracts. Certain of our FX forward contracts are designated as cash flow hedges. Changes in these derivatives' fair value are included in AOCI and are reclassified into earnings as a component of revenues or cost of products sold, as applicable, when the forecasted transaction impacts earnings. In addition, if the forecasted transaction is no longer probable, the cumulative change in the derivatives' fair value is recorded into earnings in the period in which the transaction is no longer considered probable of occurring.

We had FX forward contracts with an aggregate notional amount of $22.9 and $9.4 outstanding as of December 31, 2024 and 2023, respectively, with all of the $22.9 scheduled to mature within one year. There were no unrealized gains/losses recorded in AOCI related to the FX forward contracts designated as cash flow hedges as of December 31, 2024 and 2023. The fair value of our FX forward contracts was less than $0.1 at December 31, 2024 and 2023.

In addition to the above, we entered FX forward contracts associated with the Settlement Agreement to mitigate our exposure to fluctuations in the South African Rand, with a notional amount of South African Rand 480.9 (or $24.9 at the time of execution) and a fair value of $1.3, which was included within "Assets of DBT and Heat Transfer" on the consolidated balance sheet as of December 31, 2023. We designated and accounted for these FX forward contracts as fair value hedges. These FX forward contracts matured during the third quarter of 2024 commensurate with the final payment under the Settlement Agreement, resulting in cash received of $2.0 presented within "Net cash used in discontinued operations" within the consolidated statement of cash flows for the year ended December 31, 2024. Refer to Note 4 to the consolidated financial statements for additional details.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and equivalents, trade accounts receivable, COLI policies, interest rate swaps, and FX forward contracts. These financial instruments, other than trade accounts receivable, are placed with high-quality financial institutions throughout the world. We periodically evaluate the credit standing of these financial institutions.

We maintain cash levels in bank accounts that, at times, may exceed federally-insured limits. We have not experienced significant loss, and believe we are not exposed to significant risk of loss, in these accounts.

We have credit loss exposure in the event of nonperformance by counterparties to the above financial instruments, but have no other off-balance-sheet credit risk of accounting loss. We anticipate, however, that counterparties will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we do monitor the credit standing of counterparties.

Concentrations of credit risk arising from trade accounts receivable are due to selling to customers in a particular industry. Credit risks are mitigated by performing ongoing credit evaluations of our customers' financial conditions and obtaining collateral, advance payments, or other security when appropriate. No one customer, or group of customers that to our knowledge are under common control, accounted for more than 10% of our revenues for any period presented.

Cash and Other Commitments

Balances under the Credit Agreement are payable in full on August 12, 2027. Our term loans are repayable in quarterly installments equal to 1.25% of the initial term loan balances of $545.0, in all quarters of 2025 and 2026, and the first two quarters of 2027. The remaining balance is payable in full on August 12, 2027.

We use operating leases to finance certain equipment, vehicles and properties. At December 31, 2024, we had $62.9 of future minimum rental payments under operating leases with remaining non-cancelable terms in excess of one year.

Capital expenditures for 2024 totaled $38.0, compared to $23.9 and $15.9 in 2023 and 2022, respectively. Capital expenditures in 2024 related primarily to upgrades to existing, and expansion into new, manufacturing facilities, including replacement of equipment. We expect 2025 capital expenditures to approximate $35.0 to $50.0, with a significant portion related to upgrades to existing, and expansion into new, manufacturing facilities.

In 2024, we made contributions and direct benefit payments of $11.1 to our defined benefit pension and postretirement benefit plans. We expect to make $11.6 of minimum required funding contributions and direct benefit payments in 2025. Our pension plans have not experienced any liquidity difficulties or counterparty defaults due to the volatility in the credit markets. Our pension fund assets had returns of approximately 0.0% in 2024. See Note 11 to our consolidated financial statements for further disclosure of expected future contributions and benefit payments.

On a net basis, both from continuing and discontinued operations, net income tax payments totaled $43.5, $58.4, and $59.6 in 2024, 2023, and 2022, respectively. In 2024, we made payments of $47.0 associated with the actual and estimated tax liability for federal, state and foreign tax obligations and received refunds of $3.5. The amount of income taxes that we receive or pay annually is dependent on various factors, including the timing of certain deductions. Deductions and the amount of income taxes can and do vary from year-to-year.

Our Certificate of Incorporation provides that we indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law for any personal liability in connection with their employment or service with us, subject to limited exceptions. While we maintain insurance for this type of liability, the liability could exceed the amount of the insurance coverage.

We continually review each of our businesses in order to determine their long-term strategic fit. These reviews could result in selected acquisitions to expand an existing business or result in the disposition of an existing business. In addition, you should read "Risk Factors," "Results for Reportable Segments" included in this MD&A, and "Business" for an understanding of the risks, uncertainties and trends facing our businesses.

Off-Balance Sheet Arrangements

As of December 31, 2024, except as discussed in the contractual obligations table below, we did not have any material guarantees, off-balance sheet arrangements or purchase commitments other than the following: (i) $18.1 of certain standby letters of credit outstanding, all of which relate to self-insurance or environmental matters and $11.0 of which reduce the available borrowing capacity on our domestic revolving credit facility, (ii) $17.0 of letters of credit outstanding, all of which reduce the available borrowing capacity on our foreign trade facilities, and (iii) $79.6 of surety bonds.

Contractual Obligations

The following is a summary of our primary contractual obligations as of December 31, 2024:

	Total	Due Within 1 Year	Due in 1-3 Years	Due in 3-5 Years	Due After 5 Years
Long-term debt obligations	$ 605.9	$ 27.6	$ 578.0	$ 0.3	$ —
Pension and postretirement benefit plan contributions and payments[1]	184.6	11.6	32.3	29.2	111.5
Purchase and other contractual obligations[2]	140.0	129.7	10.2	0.1	—
Future minimum operating lease payments[3]	62.9	13.2	23.1	19.2	7.4
Interest payments[4]	93.9	36.7	57.2	—	—
Total contractual cash obligations[5]	$ 1,087.3	$ 218.8	$ 700.8	$ 48.8	$ 118.9

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[1] Estimated minimum required pension funding and pension and postretirement benefit payments are based on actuarial estimates using current assumptions for, among other things, discount rates, expected long-term rates of return on plan assets (where applicable), and health care cost trend rates. The expected pension contributions for the U.S. plans in 2025 and thereafter reflect the minimum required contributions under the Pension Protection Act of 2006 and the Worker, Retiree, and Employer Recovery Act of 2008. These contributions do not reflect potential voluntary contributions, or additional contributions that may be required in connection with acquisitions, dispositions or related plan mergers. See Note 11 to our consolidated financial statements for additional information on expected future contributions and benefit payments.

[2] Represents contractual commitments to purchase goods and services at specified dates.

[3] Represents rental payments under operating leases with remaining non-cancelable terms in excess of one year.

[4] Represents interest payments exclusive of the impact of our interest rate swap agreements.

[5] Contingent obligations, such as environmental accruals and those relating to uncertain tax positions generally do not have specific payment dates and accordingly have been excluded from the above table. We believe that within the next 12 months it is reasonably possible that our previously unrecognized tax benefits could decrease up to $1.0. In addition, the above table does not include potential payments under our derivative financial instruments.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. The accounting policies that we believe are most critical to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective or complex judgments in estimating the effect of inherent uncertainties, are listed below. This section should be read in conjunction with Notes 1 and 2 to our consolidated financial statements, which include a detailed discussion of these and other accounting policies.

Acquisition Accounting

From time to time, we may make acquisitions that do not significantly impact our financial position or operations. These acquisitions primarily complement our existing business operations or strategic initiatives with no significant impact to our financial outlook and end markets, or requiring a significant investment of resources. Such acquisitions are not separately identified within this report on Form 10-K. We regularly review and negotiate potential acquisitions in the ordinary course of business, some of which are or may be material. The acquired assets and liabilities are recorded at estimates of fair value as determined by management, based on information available and assumptions as to future operations and are subject to change upon completion of the acquisition method of accounting. Final determination of the fair value of certain assets and liabilities are completed within the measurement period of up to one year from the acquisition date, as permitted under GAAP.

These fair market value assessments require judgments and estimates that can be affected by various factors over time, which may cause final amounts to be materially adjusted from original estimates in subsequent periods. The significant judgments include (i) the estimation of future cash flows, which are dependent on forecasts, (ii) the estimation of a long-term rate of growth, (iii) the estimation of the useful life of the assets, and (iv) the determination of a risk-adjusted weighted-average cost of capital. When appropriate, our estimates of the acquired fair values include assistance from an independent third-party.

Inventories, long-lived assets (primarily property, plant and equipment), goodwill, and intangible assets generally represent the largest components of our acquisitions. In addition, we also acquire other categories of assets and liabilities which can include, but are not limited to, accounts receivable, accounts payable and other working capital. Due to their short-term nature, the fair values of these assets and liabilities generally approximate the carrying values reflected on the acquired balance sheet. However, when appropriate, we adjust these carrying values for factors such as collectability, existence, and consistency with Company accounting policies. We record the excess of consideration transferred over the fair value of the identifiable net assets acquired as goodwill.

The primary identifiable intangible assets that we acquire typically consist of customer relationships, indefinite-lived and definite-lived trademarks, technology, and backlog. We record trademarks at a fair value equal to the present value of the hypothetical or potential royalty income attributable to it. The royalty income attributable to a trademark represents the hypothetical cost savings that are derived from owning the trademark instead of paying royalties to license the trademark. Inventories acquired in the transaction are recorded at fair value, which approximates a market participant's estimated selling price adjusted for (i) costs to complete, (ii) costs to sell, and (iii) a reasonable profit allowance to the seller for costs incurred.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized, but instead are subject to annual impairment testing. We review goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter and continually assess whether a triggering event has occurred that indicates the carrying value may exceed the implied fair value. We monitor the results of each of our reporting units as a means of identifying trends and/or matters that may impact their financial results and, thus, be an indicator of a potential impairment. The trends and/or matters that we specifically monitor for each of our reporting units are as follows:

- Significant variances in financial performance (e.g., revenues, earnings and cash flows) in relation to expectations and historical performance;

- Significant changes in end markets or other economic factors;

- Significant changes or planned changes in our use of a reporting unit's assets; and

- Significant changes in customer relationships and competitive conditions.

The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. We have the option to assess impairment through a qualitative assessment, which includes factors such as general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which a reporting unit operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. When a potential impairment is indicated, we perform quantitative testing by comparing the estimated fair value of the reporting unit to the carrying value of the reported net assets. Under our quantitative testing, fair value is generally based on discounted projected cash flows, but we also consider factors such as comparable industry price multiples. The revenue growth rates included in the financial projections are our best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each reporting unit based on current cost structure and, when applicable, anticipated net cost increases/reductions.

The calculation of fair value for our reporting units incorporates many assumptions including future growth rates, profit margin and discount factors. Changes in economic and operating conditions impacting these assumptions could result in impairment charges in future periods.

As indicated in Note 10 to the consolidated financial statements, in connection with our annual impairment analyses of ULC's goodwill and indefinite-lived intangibles during the fourth quarter of 2022, we determined that the carrying value of ULC's net assets exceeded the implied fair value of the business. As a result, we recorded an impairment charge of $12.9 ($12.0 related to goodwill, which represented all of ULC's goodwill prior to impairment, and $0.9 related to trademarks) during the fourth quarter of 2022.

During the fourth quarter of 2024, we performed our analyses on the goodwill of our reporting units. The fair value of the assets related to the Ingénia acquisition approximate their carrying value. If Ingénia is unable to achieve its current financial forecast or there is a change in assumptions used in Ingénia's analysis (e.g. project revenues and profit growth rates, discount rates, industry price multiples, etc.), we may be required to record an impairment charge in a future period related to its goodwill. As of December 31, 2024, Ingénia's goodwill totaled $133.6.

We perform our annual trademarks impairment testing during the fourth quarter, or on a more frequent basis if there are indications of potential impairment. The fair values of our trademarks are determined by applying estimated royalty rates to projected revenues, with resulting cash flows discounted at a rate of return that reflects current market conditions. The basis for these projected revenues is the annual operating plan for each of the related businesses, which is prepared in the fourth quarter of each year. In connection with the annual impairment testing of our trademarks during the fourth quarters of 2024, 2023, and 2022, we recorded impairment charges of $0.0, $0.0, and $1.4 (including $0.9 related to ULC as noted above), respectively. In connection with the 2024 annual trademark impairment analyses, we determined that the implied value of ASPEQ's trademarks approximated their carrying value. If ASPEQ is unable to achieve its current revenue forecast, or there is a change in assumptions used in ASPEQ's analysis (e.g., projected revenues and discount rates, etc.), we may be required to record an impairment charge in a future period related to its trademarks. As of December 31, 2024, ASPEQ's trademarks totaled $51.5.

See Note 10 to our consolidated financial statements for additional details.

Contingent Liabilities

Numerous claims, complaints and proceedings arising in the ordinary course of business have been asserted or are pending against us or certain of our subsidiaries (collectively, "claims"). These claims relate to litigation matters (e.g., class actions, derivative lawsuits and contracts, intellectual property and competitive claims), environmental matters, claims for contingent consideration on prior acquisitions, product liability matters, and other risk management matters (e.g., general liability, automobile, and workers' compensation claims). Additionally, we may become subject to other claims of which we are currently unaware, which may be significant, or the claims of which we are aware may result in our incurring significantly greater loss than we anticipate. While we (and our subsidiaries) maintain property, cargo, auto, product, general liability, environmental, and directors' and officers' liability insurance, among other lines of coverage, and have acquired rights under similar policies in connection with acquisitions that we believe cover a significant portion of these claims, this insurance may be insufficient or unavailable (e.g., in the case of insurer insolvency) to protect us against potential loss exposures. Also, while we believe we are entitled to indemnification from third parties for some of these claims, these rights may be insufficient or unavailable to protect us against potential loss exposures.

Our recorded liabilities related to these matters, primarily associated with environmental matters, totaled $39.9 and $37.9 at December 31, 2024 and 2023, respectively. Of these amounts, $32.0 and $29.4 are included in "Other long-term liabilities" within our consolidated balance sheets at December 31, 2024 and 2023, respectively, with the remainder included in "Accrued expenses." The liabilities we record for these matters are based on a number of assumptions, including historical claims and payment experience. While we base our assumptions on facts currently known to us, they entail inherently subjective judgments and uncertainties. As a result, our current assumptions for estimating these liabilities may not prove accurate, and we may be required to adjust these liabilities in the future, which could result in charges to earnings. These variances relative to current expectations could have a material impact on our financial position and results of operations in future periods.

Claim for Contingent Consideration Related to ULC Acquisition

In connection with our acquisition of ULC in September 2020, the seller of ULC was eligible for additional cash consideration of up to $45.0 under an earn-out provision. During the third quarter of 2021, we concluded that none of the milestones for the payment of any of the contingent consideration were achieved.

On May 20, 2024, we entered into a settlement agreement with the seller of ULC to resolve a lawsuit that commenced in August 2022 seeking contingent consideration of $15.0, prejudgment interest on that amount, and attorney's fees. The settlement agreement required a payment by us to the seller of ULC of $8.4, which was paid during the second quarter of 2024, with a corresponding charge recorded within "Other operating expense, net" within the consolidated statement of operations for the year ended December 31, 2024. We expect this payment to be tax deductible in future periods.

Resolution of Dispute with Former Representative

On January 18, 2024, a jury ruled that one of our businesses within the Detection and Measurement reportable segment had breached its contract and implied duties of good faith and fair dealing in connection with an agreement entered into with a former representative. On January 26, 2024, we negotiated a settlement requiring a payment to the former representative of $9.0 to resolve all claims related to the matter. This amount was recorded to "Other operating expense, net" within the consolidated statement of operations for the year ended December 31, 2023 and paid during the first quarter of 2024.

Asbestos Matters

As indicated in Note 1 to our consolidated financial statements, we completed the Asbestos Portfolio Sale on November 1, 2022, which resulted in the divestiture of three wholly-owned subsidiaries that hold asbestos liabilities and certain assets, including related insurance assets. As a result of this transaction, all asbestos obligations and liabilities and related insurance assets have been removed from our consolidated balance sheets effective November 12, 2022. During the year ended December 31, 2022, our payments for asbestos-related claims, net of respective insurance recoveries of $31.6, were $20.1.

During the year ended December 31, 2022, we recorded charges of $24.2 as a result of changes in estimates associated with the liabilities and assets related to asbestos-related claims. Of these charges, $18.8 were reflected in "Income from continuing operations before income taxes" and $5.4 were reflected in "Loss on disposition of discontinued operations, net of tax."

Large Power Projects in South Africa

Overview - Since 2008, DBT had been executing on two large power projects in South Africa (Kusile and Medupi), on which it has completed its scope of work. During that time, the business environment surrounding these projects was difficult, as DBT, along with many other contractors on the projects, experienced delays, cost over-runs, and various other challenges associated with a complex set of contractual relationships among the end customer, prime contractors, various subcontractors (including DBT and its subcontractors), and various suppliers. DBT had asserted claims against the remaining prime contractor, MHI, and MHI had asserted, or issued letters of intent to claim for, alleged damages against DBT. On September 5, 2023, DBT and SPX entered into the Settlement Agreement to resolve all claims between the parties with respect to the two large power projects. The Settlement Agreement provides for full and final settlement and the mutual release of all claims between the parties with respect to the projects, including any claim against SPX Technologies, Inc. as guarantor of DBT's performance on the projects. Refer to Note 4 to the consolidated financial statements for additional details.

Prior to the Settlement Agreement, DBT had experienced success in enforcing its rights through dispute resolution processes, including a favorable arbitration ruling during the first quarter of 2023 related to awards for costs incurred in connection with delays on the Kusile project of South African Rand 126.6 (or $7.0) with such amount recorded to "Loss on disposition of discontinued operations, net of tax" during the first quarter of 2023. Further, in June 2023, the arbitration tribunal ruled DBT was entitled to recover $1.3 of legal costs incurred related to the arbitration. Additionally, in May 2023, a separate arbitration tribunal ruled DBT was entitled to recover $5.5 of legal costs incurred related to another prior arbitration. Such amounts were recorded within "Loss on disposition of discontinued operations, net of tax" during the second quarter of 2023 with the cash payments received in 2023.

Claim against Surety - On February 5, 2021, DBT received payment of $6.7 on bonds issued in support of performance by one of DBT's subcontractors that is currently in liquidation. The subcontractor or liquidator maintain rights to seek recovery of such amount and, thus, the amount received by DBT has not been reflected in our consolidated statements of operations.

Environmental Matters

We believe that we are in substantial compliance with applicable environmental requirements. We are currently involved in various investigatory and remedial actions at our facilities and at third-party waste disposal sites. It is our policy to accrue for estimated losses from legal actions or claims when events exist that make the realization of the losses or expenses probable and they can be reasonably estimated. Our environmental accruals cover anticipated costs, including investigation, remediation, and operation and maintenance of clean-up sites. Accordingly, our estimates may change based on future developments, including new or changes in existing environmental laws or policies, differences in costs required to complete anticipated actions from estimates provided, future findings of investigation or remediation actions, changes in our allocation of shared remediation costs, or alteration to the expected remediation plans. We expense costs incurred to investigate and remediate environmental issues unless they extend the economic useful lives of related assets. We record liabilities when it is probable that an obligation has been incurred and the amounts can be reasonably estimated. Our estimates are based primarily on investigations and remediation plans established by independent consultants, regulatory agencies and potentially responsible third parties. It is our policy to realize a change in estimates once it becomes probable and can be reasonably estimated. In determining our accruals, we do not discount our environmental accruals and do not reduce them by anticipated insurance, litigation or other recoveries. We take into account third-party indemnification from financially viable parties in determining our accruals where there is no dispute regarding the right to indemnification.

Self-Insured Risk Management Matters

We are self-insured for certain of our workers' compensation, automobile, product and general liability, disability and health costs, and we believe that we maintain adequate accruals to cover our retained liability. Our accruals for risk management matters are determined by us, are based on claims filed and estimates of claims incurred but not yet reported, and are not discounted. We consider a number of factors, including third-party actuarial valuations, when making these determinations. We maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts; however, this insurance may be insufficient or unavailable (e.g., because of insurer insolvency) to protect us against potential loss exposures. The key assumptions considered in estimating the ultimate cost to settle reported claims and the estimated costs associated with incurred but not yet reported claims include, among other things, our historical and industry claims experience, trends in health care and administrative costs, our current and future risk management programs, and historical lag studies with regard to the timing between when a claim is incurred versus when it is reported.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification 606, which requires revenue to be recognized over-time or at a point in time.

Most of our businesses recognize revenue at a point in time as satisfaction of the related performance obligations occur at the time of shipment or delivery, while certain of our businesses recognize revenue and costs for certain complex long-term and subscription or service contracts over-time.

The revenue for these complex long-term contracts is recorded based on the percentage of costs incurred to date for each contract to the estimated total costs for such a contract at completion. The revenue for subscription or service contracts are typically recorded based on the period of subscription delivered or service progress made. In 2024, 2023, and 2022 we recognized $213.4, $173.2 and $167.8, respectively, of revenues under such methods. We record any provision for estimated losses on uncompleted contracts in the period which the losses are determined.

Our complex long-term contracts may include unapproved change orders and claims. We include in our contract estimates additional revenue for unapproved change orders or claims when we believe we have an enforceable right to the unapproved change order or claim and the amount can be reliably estimated. In evaluating these criteria, we consider the contractual/legal basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs, and the objective evidence available to support the claim. These estimates are also based on historical award experience. Due to uncertainties inherent in the estimation process, it is reasonably possible that the ultimate revenues and completion costs on our complex long-term contracts, including those arising from contract penalty provisions and final contract settlements, will be revised during the duration of the contract. These revised revenues and costs are recognized in the period in which the revisions are determined.

Our estimation process for determining revenues and costs for our complex long-term contracts is based upon (i) our historical experience, (ii) the professional judgment and knowledge of our engineers, project managers, operations, and financial professionals, and (iii) an assessment of the key underlying factors (see below).

As our complex long-term contracts generally range from six to eighteen months in duration, we typically reassess the estimated revenues and costs of these contracts on a quarterly basis, but may reassess more often as situations warrant. We record changes in estimates of revenues and costs when identified using the cumulative catch-up method.

We believe the underlying factors used to estimate our complex long-term contracts costs to complete and percentage-of-completion are sufficiently reliable to provide a reasonable estimate of revenue and profit; however, due to the length of time over which revenues are generated and costs are incurred, along with the judgment required in developing the underlying factors, the variability of revenue and cost can be significant. Factors that may affect revenue and costs relating to complex long-term contracts include, but are not limited to, the following:

- Cost Recovery for Product Design Changes and Claims — On occasion, design specifications may change during the course of the contract. Any additional costs arising from these changes may be supported by change orders, or we may submit a claim to the customer. Change orders and claims related to design changes are accounted for as described above.

- Material Availability and Costs — Our estimates of material costs generally are based on existing supplier relationships, adequate availability of materials, prevailing market prices for materials, and, in some cases, long-term supplier contracts. Changes in our supplier relationships, delays in obtaining materials, or changes in material prices can have a significant impact on our cost and profitability estimates.

- Use of Subcontractors — Our arrangements with subcontractors are generally based on fixed prices; however, our estimates of the cost and profitability can be impacted by subcontractor delays, customer claims arising from subcontractor performance issues, or a subcontractor's inability to fulfill its obligations.

- Labor Costs and Anticipated Productivity Levels — Where applicable, we include the impact of labor improvements in our estimation of costs, such as in cases where we expect a favorable learning curve over the duration of the contract. In these cases, if the improvements do not materialize, costs and profitability could be adversely impacted. Additionally, to the extent we are more or less productive than originally anticipated, estimated costs and profitability may also be impacted.

- Effect of Foreign Currency Fluctuations — Fluctuations between currencies in which our long-term contracts are denominated and the currencies under which contract costs are incurred can have an impact on profitability. When the impact on profitability is potentially significant, we may enter into FX forward contracts or prepay certain vendors for raw materials to manage the potential exposure. See Note 14 to our consolidated financial statements for additional details on our FX forward contracts.

In some cases, the timing of revenue recognition, particularly for revenue recognized over time, differs from when such amounts are invoiced to customers, resulting in a contract asset (revenue recognition precedes the invoicing of the related revenue amount) or a contract liability (payment from the customer precedes recognition of the related revenue amount). Contract assets are recoverable from customers based upon various measures of performance, including achievement of certain milestones, completion of specific units, or completion of the contract.

In contracts where a portion of the price may vary, we estimate the variable consideration at the amount to which we expect to be entitled, which is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. We analyze the risk of a significant revenue reversal and, if necessary, constrain the amount of variable consideration recognized in order to mitigate this risk.

See Notes 1 and 5 to our consolidated financial statements for further information on our revenue recognition policies.

Employee Benefit Plans

Defined benefit plans cover a portion of our salaried and hourly paid employees, including certain employees in foreign countries. Additionally, domestic postretirement plans provide health and life insurance benefits for certain retirees and their dependents. We recognize changes in the fair value of plan assets and actuarial gains and losses into earnings during the fourth quarter of each year, unless earlier remeasurement is required, as a component of net periodic benefit expense. The remaining components of pension/postretirement expense, primarily interest costs and expected return on plan assets, are recorded on a quarterly basis.

Our pension plans have not experienced any significant impact on liquidity or counterparty exposure due to volatility in the credit markets.

The costs and obligations associated with these plans are determined based on actuarial valuations. The critical assumptions used in determining these related expenses and obligations are discount rates and healthcare cost projections. These critical assumptions are calculated based on company data and appropriate market indicators, and are evaluated at least annually by us in consultation with outside actuaries. Other assumptions involving demographic factors such as retirement patterns and mortality, are evaluated periodically and are updated to reflect our experience and expectations for the future. While management believes that the assumptions used are appropriate, actual results may differ.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. This rate is the yield on high-quality fixed income investments at the measurement date. A lower discount rate increases the present value of benefit obligations and increases pension expense. Including the effects of recognizing actuarial gains and losses into earnings as described above, a 50 basis point decrease in the discount rate for our domestic plans would have increased our 2024 pension expense by approximately $7.0, and a 50 basis point increase in the discount rate would have decreased our 2024 pension expense by approximately $6.6.

The trend in healthcare costs is difficult to estimate, and it can significantly impact our postretirement liabilities and costs. The healthcare cost trend rate for 2024, which is the weighted-average annual projected rate of increase in the per capita cost of covered benefits, is 6.5%. This rate is assumed to decrease to 5.0% by 2031 and then remain at that level.

See Note 11 to our consolidated financial statements for further information on our pension and postretirement benefit plans.

Income Taxes

We record our income taxes based on the Income Taxes Topic of the Codification, which includes an estimate of the amount of income taxes payable or refundable for the current year and deferred income tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns.

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets involves estimates regarding (i) the timing and amount of the reversal of taxable temporary differences, (ii) expected future taxable income, and (iii) the impact of tax planning strategies. We believe that it is more likely than not that we will not realize the benefit of certain deferred tax assets and, accordingly, have established a valuation allowance against them. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of and potential changes to ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that the remaining deferred tax assets will be realized through future taxable earnings or alternative tax strategies. However, deferred tax assets could be reduced in the near term if our estimates of taxable income are significantly reduced or tax strategies are no longer viable.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions and ongoing audits by federal, state and foreign tax authorities, which may result in proposed adjustments. We perform reviews of our income tax positions on a quarterly basis and accrue for potential uncertain tax positions. Accruals for these uncertain tax positions are classified as "Income taxes payable" and "Deferred and other income taxes" in our consolidated balance sheets based on an expectation as to the timing of when the matter will be resolved. As events change or resolutions occur, these accruals are adjusted, such as in the case of audit settlements with taxing authorities. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters.

Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, statute expirations, new regulatory or judicial pronouncements, changes in tax laws, changes in projected levels of taxable income, future tax planning strategies, or other relevant events. See Note 12 to our consolidated financial statements for additional details regarding our uncertain tax positions.

New Accounting Pronouncements

See Note 3 to our consolidated financial statements for a discussion of recent accounting pronouncements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

(All amounts are in millions)

We are exposed to market risk related to changes in interest rates, foreign currency exchange rates and commodity raw material prices, and we selectively use financial instruments to manage certain of these risks. We do not enter into financial instruments for speculative or trading purposes; however, these instruments may be deemed speculative if the future cash flows originally hedged are no longer probable of occurring as anticipated. Our currency exposures vary, but are primarily concentrated in the South African Rand, British Pound Sterling, Canadian Dollar, and Euro. We generally do not hedge currency translation exposures. Our exposures for commodity raw materials vary, with the highest concentration relating to steel and oil. See Note 14 to our consolidated financial statements for further details.

The following table provides information, as of December 31, 2024, about our primary outstanding debt obligations and presents principal cash flows by expected maturity dates, weighted-average interest rates and fair values.

| | Expected Maturity Date | | | | | | |
	2025	2026	2027	2028	Thereafter	Total	Fair Value
Senior Credit Facilities	$ 27.3	$ 27.3	$ 550.0	$ —	$ —	$ 604.6	$ 604.6
Average interest rate						5.8 %	

In 2020, we entered into the Initial Swaps, which covered the period through November 2024, and effectively converted borrowings under our senior credit facilities to a fixed rate of 1.077%, plus the applicable margin. In September 2024, commensurate with the Second Amendment, we entered into the Additional Swaps, which have a notional amount of $524.6, cover the period from December 2024 to June 2026, and effectively convert this portion of the borrowings under our senior credit facilities to a fixed rate of 3.58%, plus the applicable margin. We have designated, and are accounting for, our Additional Swaps (and, prior to their maturity, accounted for the Initial Swaps) as cash flow hedges.

We believe that cash and equivalents, cash flows from operations, and availability under revolving credit facilities and our trade receivables financing arrangement will be sufficient to fund working capital needs, planned capital expenditures, other operational cash requirements and required debt service obligations.

From time to time, we enter into FX forward contracts to manage the exposure on contracts with forecasted transactions denominated in non-functional currencies which manage the risk of transaction gains and losses associated with assets/liabilities denominated in currencies other than the functional currency of certain subsidiaries. We had FX forward contracts with an aggregate notional amount of $22.9 at December 31, 2024, all of which are scheduled to mature within one year. The fair value of our FX forward contracts was less than $0.1 at December 31, 2024.

ITEM 8. Financial Statements And Supplementary Data

SPX Technologies, Inc. and Subsidiaries
Index To Consolidated Financial Statements
December 31, 2024

All schedules are omitted because they are not applicable, not required or because the required information is included in our consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of SPX Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SPX Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, 2023, and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, 2023, and 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisitions – Ingénia Technologies Inc. – Valuation of Property, Plant, and Equipment, Technology, Customer Relationships, Trademarks, and Customer Backlog Assets— Refer to Notes 1, 4, and 10 to the financial statements

Critical Audit Matter Description

The assets acquired and liabilities assumed in the Ingénia Technologies Inc. ("Ingénia") transaction have been recorded at estimates of fair value as determined by management, based on information available and assumptions as to future operations. Of the total assets acquired and liabilities assumed, the Company acquired $73.6 of property, plant, and equipment, which was primarily made up of real and personal property, and $97.9 of intangible assets, including technology of $46.7, customer relationships of $23.5, trademarks of $13.9, and customer backlog of $13.8.

We identified the valuation of the aforementioned real and personal property and intangible assets for the Ingénia acquisition as a critical audit matter because of the significant estimates and assumptions management makes to determine the fair value these assets. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of the valuation methodologies applied to the real and personal property and intangible assets acquired, as well as when performing audit procedures to evaluate the reasonableness of management's forecast of future revenue growth rates and profit margins and the selection of the discount rate for the customer relationships, trademarks, and technology intangible assets, the selection of the royalty rate for the trademarks and technology intangible assets, and the estimated replacement costs of the real and personal property acquired.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the real and personal property and intangible assets acquired as part of the Ingénia acquisition included the following, among others:

- We tested the design and operating effectiveness of controls over management's purchase price allocation procedures, including controls over the assumptions used in the cost and income approach for Real and Personal Property and Intangible Assets, respectively, and reviewing the work of management's third-party specialists.

- With the assistance of our fair value specialists, and in respect to the Real and Personal Property acquired, we evaluated the reasonableness of the valuation methodology and the cost to replace or reproduce comparable assets and developed a range of independent estimates and compared to those used by management.

- We evaluated management's ability to accurately forecast projected revenue growth rates and profit margins by comparing actual results to management's acquisition date forecasts used in the income approach for Intangible Assets.

- We evaluated the reasonableness of management's forecasts used in the income approach for Intangible Assets by comparing the forecasts to:
  - Historical results
  - Third-party economic research, industry performance, and peer company performance.

- With the assistance of our fair value specialists, and in respect to the Intangible Assets acquired, we evaluated the reasonableness of the valuation methodology, the discount rates, and the royalty rates by performing certain procedures, that included:
  - Testing the source information underlying the determination of the discount rate and royalty rate and the mathematical accuracy of the calculation
  - Developing a range of independent estimates and comparing those to the discount rate and royalty rate selected by management.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

February 25, 2025

We have served as the Company's auditor since 2002.

SPX Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
(in millions, except per share amounts)

| | | Year ended December 31, | | | | |
		2024		2023		2022
Revenues	$	1,983.9	$	1,741.2	$	1,460.9
Costs and expenses:						
Cost of products sold		1,184.5		1,071.2		937.0
Selling, general and administrative		414.6		394.4		355.7
Intangible amortization		64.5		43.9		28.5
Impairment of goodwill and intangible assets		—		—		13.4
Special charges, net		3.6		0.8		0.4
Other operating expense, net		8.4		9.0		74.9
Operating income		308.3		221.9		51.0
Other expense, net		(9.3)		(10.1)		(15.2)
Interest expense		(45.7)		(27.2)		(9.3)
Interest income		2.1		1.7		1.7
Loss on amendment/refinancing of senior credit agreement		—		—		(1.1)
Income from continuing operations before income taxes		255.4		186.3		27.1
Income tax provision		(53.6)		(41.6)		(7.3)
Income from continuing operations		201.8		144.7		19.8
Income (loss) from discontinued operations, net of tax		—		—		—
Loss on disposition of discontinued operations, net of tax		(1.3)		(54.8)		(19.6)
Loss from discontinued operations, net of tax		(1.3)		(54.8)		(19.6)
Net income	$	200.5	$	89.9	$	0.2
Basic income per share of common stock:						
Income from continuing operations	$	4.37	$	3.18	$	0.44
Loss from discontinued operations		(0.03)		(1.21)		(0.44)
Net income per share	$	4.34	$	1.97	$	—
Weighted-average number of common shares outstanding — basic		46.187		45.545		45.345
Diluted income per share of common stock:						
Income from continuing operations	$	4.29	$	3.10	$	0.43
Loss from discontinued operations		(0.03)		(1.17)		(0.43)
Net income per share	$	4.26	$	1.93	$	—
Weighted-average number of common shares outstanding — diluted		47.078		46.612		46.221

The accompanying notes are an integral part of these statements.

SPX Technologies, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(in millions)

	Year ended December 31,		
	2024	**2023**	**2022**
Net income	$ 200.5	$ 89.9	$ 0.2
Other comprehensive income (loss), net:			
Pension and postretirement liability adjustment, net of tax benefit of $0.8, $0.9, and $1.0 in 2024, 2023 and 2022, respectively	(2.3)	(3.0)	(3.3)
Net unrealized gains (losses) on qualifying cash flow hedges, net of tax (provision) benefit of $1.1, $1.9, and $(3.6) in 2024, 2023 and 2022, respectively	(3.1)	(5.3)	10.5
Foreign currency translation adjustments	(32.1)	11.9	(13.6)
Other comprehensive income (loss), net	(37.5)	3.6	(6.4)
Total comprehensive income (loss)	$ 163.0	$ 93.5	$ (6.2)

The accompanying notes are an integral part of these statements.

SPX Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
(in millions, except share data)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and equivalents	$ 156.9	$ 99.4
Accounts receivable, net	313.6	279.8
Contract assets	11.3	16.6
Inventories, net	271.0	276.7
Other current assets	31.5	37.1
Total current assets	784.3	709.6
Property, plant and equipment:		
Land	23.5	17.9
Buildings and leasehold improvements	113.3	73.4
Machinery and equipment	308.1	264.4
	444.9	355.7
Accumulated depreciation	(226.9)	(215.2)
Property, plant and equipment, net	218.0	140.5
Goodwill	834.5	704.8
Intangibles, net	703.0	680.8
Other assets	164.1	188.9
Deferred income taxes	2.4	4.0
Assets of DBT and Heat Transfer (includes cash and equivalents of $4.5 and $5.5 at December 31, 2024 and 2023, respectively) (Note 4)	8.2	11.1
TOTAL ASSETS	$ 2,714.5	$ 2,439.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 128.1	$ 118.7
Contract liabilities	62.3	73.5
Accrued expenses	170.8	168.5
Income taxes payable	19.4	5.3
Short-term debt	10.1	17.9
Current maturities of long-term debt	27.6	17.3
Total current liabilities	418.3	401.2
Long-term debt	577.0	523.1
Deferred and other income taxes	97.8	77.0
Other long-term liabilities	224.2	204.1
Liabilities of DBT and Heat Transfer (Note 4)	12.8	39.7
Total long-term liabilities	911.8	843.9
Commitments and contingent liabilities (Note 15)		
Stockholders' equity:		
Common stock (54,196,620 and 46,368,240 issued and outstanding at December 31, 2024, respectively, and 53,618,720 and 45,674,572 issued and outstanding at December 31, 2023, respectively)	0.5	0.5
Paid-in capital	1,373.5	1,353.6
Retained earnings	238.8	38.3
Accumulated other comprehensive income	223.6	261.1
Common stock in treasury (7,828,380 and 7,944,148 shares at December 31, 2024 and 2023, respectively)	(452.0)	(458.9)
Total stockholders' equity	1,384.4	1,194.6
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,714.5	$ 2,439.7

The accompanying notes are an integral part of these statements.

SPX Technologies, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in millions)

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Accum. Other Comprehensive Income	Common Stock In Treasury	Total Stockholders' Equity
Balance at December 31, 2021	$ 0.5	$ 1,334.2	$ (51.8)	$ 263.9	$ (443.9)	$ 1,102.9
Net income	—	—	0.2	—	—	0.2
Other comprehensive loss, net	—	—	—	(6.4)	—	(6.4)
Incentive plan activity	—	12.6	—	—	—	12.6
Long-term incentive compensation expense	—	10.9	—	—	—	10.9
Restricted stock unit vesting	—	(19.4)	—	—	12.1	(7.3)
Common stock repurchases	—	—	—	—	(33.7)	(33.7)
Balance at December 31, 2022	0.5	1,338.3	(51.6)	257.5	(465.5)	1,079.2
Net income	—	—	89.9	—	—	89.9
Other comprehensive income, net	—	—	—	3.6	—	3.6
Incentive plan activity	—	13.8	—	—	—	13.8
Long-term incentive compensation expense	—	13.4	—	—	—	13.4
Restricted stock unit vesting	—	(11.9)	—	—	6.6	(5.3)
Balance at December 31, 2023	0.5	1,353.6	38.3	261.1	(458.9)	1,194.6
Net income	—	—	200.5	—	—	200.5
Other comprehensive loss, net	—	—	—	(37.5)	—	(37.5)
Incentive plan activity	—	21.1	—	—	—	21.1
Long-term incentive compensation expense	—	15.0	—	—	—	15.0
Restricted stock unit vesting	—	(16.2)	—	—	6.9	(9.3)
Balance at December 31, 2024	$ 0.5	$ 1,373.5	$ 238.8	$ 223.6	$ (452.0)	$ 1,384.4

The accompanying notes are an integral part of these statements.

SPX Technologies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in millions)

	Year ended December 31,		
	2024	**2023**	**2022**
Cash flows from (used in) operating activities:			
Net income	$ 200.5	$ 89.9	$ 0.2
Less: Loss from discontinued operations, net of tax	(1.3)	(54.8)	(19.6)
Income from continuing operations	201.8	144.7	19.8
Adjustments to reconcile income from continuing operations to net cash from (used in) operating activities			
Loss on divestiture of asbestos-related assets and liabilities	—	—	73.9
Special charges, net	3.6	0.8	0.4
(Gain) loss on change in fair value of equity security	4.2	(3.6)	3.0
Loss on amendment/refinancing of senior credit agreement	—	—	1.1
Impairment of goodwill and intangible assets	—	—	13.4
Deferred and other income taxes	(15.1)	(25.2)	(21.4)
Depreciation and amortization	91.6	63.2	46.4
Pension and other employee benefits	15.4	22.0	3.4
Long-term incentive compensation	15.0	13.4	10.9
Other, net	(8.7)	(5.9)	0.5
Contribution to divest asbestos-related assets and liabilities	—	—	(138.8)
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable and other assets	2.1	30.6	(0.3)
Inventories	9.1	(3.1)	(53.4)
Accounts payable, accrued expenses and other	(4.3)	7.0	(73.7)
Cash spending on restructuring actions	(1.6)	(0.1)	(0.4)
Net cash from (used in) continuing operations	313.1	243.8	(115.2)
Net cash used in discontinued operations	(27.2)	(35.3)	(21.6)
Net cash from (used in) operating activities	285.9	208.5	(136.8)
Cash flows from (used in) investing activities:			
Proceeds/borrowings related to company-owned life insurance policies, net	41.9	0.7	3.7
Proceeds from asset sales and other, net	3.6	—	—
Business acquisitions, net of cash acquired	(292.0)	(547.0)	(40.0)
Capital expenditures	(38.0)	(23.9)	(15.9)
Net cash used in continuing operations	(284.5)	(570.2)	(52.2)
Net cash used in discontinued operations	—	—	(13.9)
Net cash used in investing activities	(284.5)	(570.2)	(66.1)
Cash flows from (used in) financing activities:			
Borrowings under senior credit facilities	384.8	869.1	245.0
Repayments under senior credit facilities	(321.8)	(572.5)	(243.7)
Borrowings under trade receivables agreement	272.0	178.0	—
Repayments under trade receivables agreement	(279.0)	(162.0)	—
Net repayments under other financing arrangements	(1.2)	(0.4)	(0.8)
Payment of contingent consideration	—	—	(1.3)
Minimum withholdings paid on behalf of employees for net share settlements, net of proceeds from the exercise of employee stock options and other	0.9	(1.3)	(3.5)
Repurchases of common stock	—	—	(33.7)
Financing fees paid	(2.6)	(1.3)	(1.9)
Net cash from (used in) continuing operations	53.1	309.6	(39.9)
Net cash from discontinued operations	—	—	1.0
Net cash from (used in) financing activities	53.1	309.6	(38.9)
Change in cash and equivalents due to changes in foreign currency exchange rates	2.0	(0.1)	2.9
Net change in cash and equivalents	56.5	(52.2)	(238.9)
Consolidated cash and equivalents, beginning of period	104.9	157.1	396.0
Consolidated cash and equivalents, end of period	$ 161.4	$ 104.9	$ 157.1

Supplemental disclosure of cash flow information:

Interest paid	$	43.4	$	25.6	$	6.5
Income tax payments, net	$	43.5	$	58.4	$	59.6
Non-cash investing and financing activity:						
Debt assumed	$	1.1	$	0.3	$	—

		Year ended December 31,				
		2024		**2023**		**2022**
Components of cash and equivalents:						
Cash and equivalents	$	156.9	$	99.4	$	147.8
Cash and equivalents included in assets of DBT and Heat Transfer		4.5		5.5		9.3
Total cash and equivalents	$	161.4	$	104.9	$	157.1

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements
December 31, 2024
(All currency and share amounts are in millions, except per share and par value data)

(1) Basis of Presentation and Summary of Significant Accounting Policies

Our significant accounting policies are described below, as well as in other Notes that follow. Unless otherwise indicated, amounts provided in these Notes pertain to continuing operations only (see Note 4 for information on discontinued operations).

Merger and Consummation of Holding Company Reorganization — As of August 15, 2022, SPX Technologies, Inc. ("SPX", "our", "we", or the "Company") is the successor registrant pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended, to SPX Corporation ("Legacy SPX") as a result of the completion on August 15, 2022 of a holding company reorganization (the "Holding Company Reorganization") effected as a merger of Legacy SPX with and into SPX Merger, LLC, a subsidiary of the Company. Each share of Legacy SPX's common stock, par value $0.01 per share, issued and outstanding immediately prior to the consummation of the Holding Company Reorganization was automatically converted into an equivalent corresponding share of the Company's common stock having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of Legacy SPX common stock being converted. Accordingly, upon consummation of the Holding Company Reorganization, Legacy SPX stockholders became stockholders of the Company. The terms "SPX," "we" and "our" include Legacy SPX for periods prior to the consummation of the Holding Company Reorganization as the context requires.

Principles of Consolidation — The consolidated financial statements include our accounts prepared in conformity with accounting principles generally accepted in the United States ("GAAP") after the elimination of intercompany transactions. Investments in unconsolidated companies where we exercise significant influence but do not have control are accounted for using the equity method. In determining whether we are the primary beneficiary of a variable interest entity ("VIE"), we perform a qualitative analysis that considers the design of the VIE, the nature of our involvement and the variable interests held by other parties to determine which party has the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and which party has the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the VIE. All of our VIEs are immaterial, individually and in aggregate, to our consolidated financial statements.

Shift Away from the Power Generation Markets — Based on a review of our portfolio of businesses, and the belief that a recovery within the power generation markets was unlikely in the foreseeable future, we decided in 2015 that our strategic focus would be on our (i) scalable growth businesses that serve the heating, ventilation and cooling ("HVAC") and detection and measurement markets and (ii) power transformers and process cooling systems businesses. As a result, we subsequently significantly reduced our exposure to the power generation markets. This reduction included the wind-down of the SPX Heat Transfer Business ("Heat Transfer"), completed during the fourth quarter of 2020, and the wind-down of our South African subsidiary, DBT Technologies (PTY) LTD ("DBT") in 2021 when we substantially ceased all operations. As a result, we are reporting Heat Transfer and DBT as discontinued operations in the accompanying consolidated financial statements. See Note 4 for additional details regarding Heat Transfer and DBT's presentation as discontinued operations and Notes 4 and 15 for additional details of DBT's dispute resolution matters.

Sale of Transformer Solutions Business — On October 1, 2021, we completed the sale of SPX Transformer Solutions, Inc. ("Transformer Solutions") pursuant to the terms of the Stock Purchase Agreement dated June 8, 2021 with GE-Prolec Transformers, Inc. (the "Purchaser") and Prolec GE Internacional, S. de R.L. de C.V. Historically, Transformer Solutions' operations had a significant impact on our consolidated financial results, with revenues totaling approximately 25% of our consolidated revenues. As we no longer have a consequential presence in the power transmission and distribution markets, and given Transformer Solutions' significance to our historical consolidated financial results, we concluded that the sale of Transformer Solutions represents a strategic shift. Accordingly, we have classified the business as a discontinued operation in the accompanying consolidated financial statements. During 2022, we agreed to the final adjustment of the purchase price which resulted in a payment to the Purchaser of $13.9 and an increase to the gain on sale of $0.2 recorded to "Loss on disposition of discontinued operations, net of tax."

Divestiture of Asbestos Liabilities and Certain Assets — On November 1, 2022, we divested three wholly-owned subsidiaries that hold asbestos liabilities and certain assets, including related insurance assets, to Canvas Holdco LLC ("Canvas"), an entity formed by a joint venture of Global Risk Capital LLC and an affiliate of Premia Holdings Ltd. In connection with the divestiture (the "Asbestos Portfolio Sale"), we contributed $138.8 in cash to the divested subsidiaries, financed with cash on hand; while Canvas made a capital contribution to the divested subsidiaries of $8.0. The divestiture resulted in a loss of $73.9, recorded to "Other operating expense, net," which includes the write-off of certain deferred income tax assets recorded by the divested subsidiaries. The divested subsidiaries have agreed to indemnify us and our affiliates for their asbestos-related liabilities, which encompassed all of our consolidated asbestos-related liabilities and contingent liabilities

immediately prior to the divestiture. These indemnification obligations are not subject to any cap or time limitation. As a result of this transaction, all asbestos obligations and liabilities and related insurance assets have been removed from our consolidated balance sheets effective November 12, 2022. The board of managers of the divested subsidiaries each received a solvency opinion from an independent advisory firm that the divested subsidiaries were solvent after giving effect to the Asbestos Portfolio Sale.

The agreement for the Asbestos Portfolio Sale contains customary representations and warranties with respect to the divested subsidiaries, the Company, and Canvas. Pursuant to the agreement, the Company and Canvas will each indemnify the other for breaches of representation and warranties or breaches of covenants, subject to certain limitations as set forth in the agreement. Refer to Note 4 for additional details.

Acquisitions in 2024:

- Ingénia - On February 7, 2024, we completed the acquisition of Ingénia Technologies Inc. ("Ingénia") which specializes in the design and manufacture of custom air handling units that demand high levels of precision and reliability in healthcare, pharmaceutical, education, food processing and industrial end markets. We purchased Ingénia for cash consideration of $292.0, net of (i) an adjustment to the purchase price of $2.1 received during 2024 related to acquired working capital and (ii) cash acquired of $1.5. The post-acquisition results of Ingénia are reflected within our HVAC reportable segment.

Acquisitions in 2023:

- TAMCO - On April 3, 2023, we completed the acquisition of T. A. Morrison & Co. Inc. ("TAMCO"), a market leader in motorized and non-motorized dampers that control airflow in large-scale specialty applications in commercial, industrial, and institutional markets. We purchased TAMCO for cash consideration of $125.5, inclusive of an adjustment to the purchase price of $0.2 paid during 2023 related to acquired working capital, and net of cash acquired of $1.0. The post-acquisition operating results of TAMCO are reflected within our HVAC reportable segment.

- ASPEQ - On June 2, 2023, we completed the acquisition of ASPEQ Heating Group ("ASPEQ"), a leading provider of electrical heating solutions to customers in industrial and commercial markets. We purchased ASPEQ for cash consideration of $421.5, net of (i) an adjustment to the purchase price of $0.3 received during 2023 related to acquired working capital and (ii) cash acquired of $0.9. The post-acquisition operating results of ASPEQ are reflected within our HVAC reportable segment.

Acquisitions in 2022:

- ITL - On March 31, 2022, we completed the acquisition of International Tower Lighting, LLC ("ITL"), a leader in the design and manufacture of highly-engineered aids to navigation systems, including obstruction lighting for telecommunications towers, wind turbines and numerous other terrestrial obstructions. We purchased ITL for cash proceeds of $40.4, net of (i) an adjustment to the purchase price received during 2022 of $1.4 related to acquired working capital and (ii) cash acquired of $1.1. The post-acquisition operating results of ITL are reflected within our Detection and Measurement reportable segment.

Foreign Currency Translation and Transactions — The financial statements of our foreign subsidiaries are translated into U.S. dollars in accordance with the Foreign Currency Matters Topic of the Financial Accounting Standards Board Codification ("Codification"). Gains and losses on foreign currency translations are reflected as a separate component of stockholders' equity and other comprehensive income/loss. Foreign currency transaction gains and losses, as well as gains and losses related to foreign currency forward contracts, are included in "Other expense, net," with the related net gains (losses) totaling $0.8, $(0.9), and $(1.1) in 2024, 2023, and 2022, respectively.

Cash Equivalents — We consider highly liquid money market investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition — We recognize revenue in accordance with Accounting Standards Codification ("ASC") 606. See Note 5 for our policy for recognizing revenue under, as well as the various other disclosures required by, ASC 606.

Research and Development Costs — We expense research and development costs as incurred. We charge costs incurred in the research and development of new software included in products to expense until technological feasibility is established. After technological feasibility is established, additional eligible costs are capitalized until the product is available for general release. We amortize these costs over the economic lives of the related products and include the amortization in cost of products sold.

We perform periodic reviews of the recoverability of these capitalized software costs. If, and at the time, we determine that capitalized amounts are not recoverable based on the estimated cash flows to be generated from the applicable software, we write off any unrecoverable capitalized amounts. Capitalized software, net of amortization, totaled $3.6 and $3.1 as of December 31, 2024 and 2023, respectively. Capitalized software amortization expense totaled $0.4, $0.1, and $0.1 in 2024, 2023, and 2022, respectively. We expensed research activities relating to the development and improvement of our products of $45.9, $43.2, and $39.1 in 2024, 2023, and 2022, respectively.

Property, Plant and Equipment — Property, plant and equipment ("PP&E") is stated at cost, less accumulated depreciation. We use the straight-line method for computing depreciation expense over the useful lives of PP&E, which do not exceed 40 years for buildings and range from 3 to 15 years for machinery and equipment. Depreciation expense, including amortization of finance leases, was $26.7, $19.2, and $17.8 for the years ended December 31, 2024, 2023, and 2022, respectively. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. Interest is capitalized on significant construction or installation projects. No interest was capitalized during 2024, 2023, or 2022.

Pension and Postretirement — We recognize changes in the fair value of plan assets and actuarial gains and losses in earnings during the fourth quarter of each year, unless earlier remeasurement is required, as a component of net periodic benefit expense/income and, accordingly, recognize the effects of plan investment performance, interest rate changes, and changes in actuarial assumptions as a component of earnings in the year in which they occur. The remaining components of pension/ postretirement expense/income, primarily interest costs and expected return on plan assets, are recorded on a quarterly basis.

Company-owned Life Insurance Policies — The Company has investments in company-owned life insurance ("COLI") policies, which are recorded at their cash surrender value at each balance sheet date. Changes in the cash surrender value during the period are recorded within "Other expense, net" within our consolidated statements of operations. The Company has the ability to borrow against a portion of its investments in the COLI policies as an additional source of liquidity. During 2024, the Company borrowed $41.2 against the cash surrender value of these COLI policies. Such borrowings were primarily used to pay down amounts payable under the revolving credit facility. The amounts borrowed incur interest at a weighted-average rate of 5.3%. The cash surrender value of the Company's investments in COLI assets, net of aforementioned borrowing, was $36.2 and $76.7 at December 31, 2024 and 2023, respectively, recorded in "Other assets" on the consolidated balance sheets.

Income Taxes — We account for income taxes based on the requirements of the Income Taxes Topic of the Codification, which includes an estimate of the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Derivative Financial Instruments — We use foreign currency forward contracts to manage our exposures to fluctuating currency exchange rates and interest rate protection agreements to manage our exposures to fluctuating interest rate risk on variable rate debt. Derivatives are recorded on the balance sheet and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the change in fair value of the derivatives is recorded in accumulated other comprehensive income ("AOCI") and subsequently recognized in earnings when the forecasted transaction impacts earnings. We do not enter into financial instruments for speculative or trading purposes.

For those transactions that are designated as cash flow hedges, we document our hedge relationship, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction. We also assess, both at inception and quarterly thereafter, whether such derivatives are highly effective in offsetting changes in the fair value of the hedged item. See Notes 14 and 17 for further information.

Cash flows from hedging activities are included in the same category as the items being hedged, which are primarily operating activities.

(2) Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate these estimates and judgments on an ongoing basis and base our estimates on experience, current and expected future conditions, third-party evaluations and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from the estimates and assumptions used in the consolidated financial statements and related notes.

Listed below are certain significant estimates and assumptions used in the preparation of our consolidated financial statements. Certain other estimates and assumptions are further explained in the related notes.

Accounts Receivable Allowances — We provide allowances for expected losses on uncollectible accounts based on our historical experience, current and future economic and market conditions, and the evaluation of the likelihood of success in collecting specific customer receivables. In addition, we maintain allowances for customer returns, discounts and invoice pricing discrepancies, with such allowances primarily based on historical experience. Summarized below is the activity for these allowance accounts.

	Year ended December 31,		
	2024	**2023**	**2022**
Balance at beginning of year	$ 11.5	$ 10.4	$ 10.4
Acquisitions	0.1	0.2	0.1
Allowances provided	16.7	18.2	17.9
Write-offs, net of recoveries, credits issued and other	(15.8)	(17.3)	(18.0)
Balance at end of year	$ 12.5	$ 11.5	$ 10.4

Inventory — We estimate losses for excess and/or obsolete inventory and the net realizable value of inventory based on the aging and historical utilization of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Acquisitions — We record acquisitions that meet the definition of a business combination using the acquisition method of accounting. We include the operating results of acquired entities from their respective dates of acquisition and recognize and measure the identifiable assets acquired, liabilities assumed, including contingent consideration as of the acquisition date, at fair value. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired and liabilities assumed is recognized as goodwill. Costs incurred as a result of a business combination, other than costs related to the issuance of debt or equity securities, are recorded in the period the costs are incurred. Additionally, at each reporting period, contingent consideration is remeasured to fair value, with changes recorded in "Other operating expense, net" within our consolidated statements of operations.

Long-Lived Assets and Intangible Assets Subject to Amortization — We continually review whether events and circumstances subsequent to the acquisition of any long-lived assets, including intangible assets subject to amortization, have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the remaining balance of those assets may not be fully recoverable. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, we use projections to assess whether future cash flows on an undiscounted basis related to the assets are likely to exceed the related carrying amount. We will record an impairment charge to the extent the carrying value of the assets exceed their fair values as determined by valuation techniques appropriate in the circumstances.

In determining the estimated useful lives of definite-lived intangible assets, we consider the nature, competitive position, life cycle position, and historical and expected future cash flows of each acquired asset, as well as our commitment to support these assets through continued investment and legal infringement protection. Definite-lived intangible assets such as customer relationships, technology and other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated economic lives. The weighted-average remaining useful lives approximate the following as of December 31, 2024.

Technology	10 years
Customer relationships	9 years
Other	6 years

Goodwill and Indefinite-Lived Intangible Assets — We review goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter and continually assess whether a triggering event has occurred that indicates the carrying value may exceed the implied fair value. In reviewing goodwill for impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If we determine that an impairment is more likely than not, we then perform a quantitative impairment test (described below). Otherwise, no further analysis is required. Our qualitative evaluation is an assessment of factors, including reporting unit-specific operating results, as well as industry, market, and general economic conditions. Our quantitative analysis of the fair value of reporting units is based generally on discounted projected cash flows, but we also consider factors such as comparable industry price multiples. We employ cash flow projections that we believe to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about the carrying values of the reported net assets of our reporting units. Many of our businesses closely follow changes in the industries and end markets that they serve. Accordingly, we consider estimates and judgments that affect the future cash flow projections, including principal methods of competition, such as volume, price, service, product performance and technical innovations, as well as estimates associated with cost reduction initiatives, capacity utilization and assumptions for inflation and foreign currency changes.

Accrued Expenses — We make estimates and judgments in establishing accruals as required under GAAP. Summarized in the table below are the components of accrued expenses at December 31, 2024 and 2023.

| | December 31, | | | |
	2024		2023	
Short-term incentive compensation	$	38.8	$	39.6
Employee benefits		38.3		33.7
Warranty		18.9		16.4
Other [1]		74.8		78.8
Total	$	170.8	$	168.5

---

[1]   Other consists of various items including, among other items, the current portion of our liabilities related to risk management matters, environmental remediation costs, and operating leases, as well as, accrued rebates, legal, interest and restructuring costs, none of which is individually material.

Legal — We accrue for estimated losses from legal actions or claims when events exist that make the realization of the losses probable and they can be reasonably estimated. We do not discount legal obligations or reduce them by anticipated insurance recoveries. See Note 15 for additional details.

Environmental Remediation Costs — We expense costs incurred to investigate and remediate environmental issues unless they extend the economic useful lives of related assets. We record liabilities when it is probable that an obligation has been incurred and the amounts can be reasonably estimated. Our environmental accruals cover anticipated costs, including investigation, remediation and operation and maintenance of clean-up sites. Our estimates are based primarily on investigations and remediation plans established by independent consultants, regulatory agencies and potentially responsible third parties. We do not discount environmental obligations or reduce them by anticipated insurance recoveries.

Risk Management Matters — We are subject to claims associated with risk management matters (e.g., product liability, general liability, automobile, and workers' compensation claims). The liabilities we record for these claims are based on a number of assumptions, including historical claims and payment experience and, prior to the Asbestos Portfolio Sale, with respect to asbestos claims, actuarial estimates of the future period during which additional claims were reasonably foreseeable. Prior to the Asbestos Portfolio Sale, we also recorded insurance recovery assets associated with the asbestos product liability matters. These assets represented amounts that we believe we were entitled to recover under agreements we had with insurance companies. The assets we recorded for these insurance recoveries were based on a number of assumptions, including the continued solvency of the insurers, and our legal interpretation of our rights for recovery under the agreements we had with the insurers. In addition, we are self-insured for certain of our workers' compensation, automobile, product, general liability, disability and health costs, and we maintain adequate accruals to cover our retained liabilities. Our accruals for self-insurance liabilities are based on claims filed and estimates of claims incurred but not yet reported, and are not discounted. We consider a number of factors, including third-party actuarial valuations, when making these determinations. We maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts; however, this insurance may be insufficient or unavailable (e.g., because of insurer insolvency) to protect us against potential loss exposures. The key assumptions considered in estimating the ultimate cost to settle reported claims and the estimated costs associated with incurred but not yet reported claims include, among other factors, our historical and industry claims experience, trends in health care and administrative costs, our current and future risk management programs, and historical lag studies with regard to the timing between when a claim is incurred and reported. See Note 15 for additional details.

Warranty — In the normal course of business, we issue product warranties for specific products and provide for the estimated future warranty cost in the period in which the sale is recorded. We provide for the estimate of warranty cost based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, claims costs may differ from amounts provided. In addition, due to the seasonal fluctuations at certain of our businesses, the timing of warranty provisions and the usage of warranty accruals can vary period to period. We make adjustments to initial obligations for warranties as changes in the obligations become reasonably estimable. The following is an analysis of our product warranty accrual for the periods presented:

| | Year ended December 31, | | | | | |
	2024		2023		2022	
Balance at beginning of year	$	37.9	$	34.7	$	34.8
Acquisitions		1.3		0.9		0.4
Provisions		20.3		16.9		10.6
Usage		(14.6)		(14.6)		(10.8)
Currency translation adjustment		(0.2)		—		(0.3)
Balance at end of year		44.7		37.9		34.7
Less: Current portion of warranty		18.9		16.4		12.9
Non-current portion of warranty	$	25.8	$	21.5	$	21.8

Income Taxes — We perform reviews of our income tax positions on a continuous basis and accrue for potential uncertain tax positions in accordance with the Income Taxes Topic of the Codification. Accruals for these uncertain tax positions may be classified as "Income taxes payable" and "Deferred and other income taxes" in the accompanying consolidated balance sheets based on an expectation as to the timing of when the matter will be resolved. As events change or resolutions occur, these accruals are adjusted, such as in the case of audit settlements with taxing authorities. For tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority, assuming such authority has full knowledge of all relevant information. These reviews also entail analyzing the realization of deferred tax assets. When we believe that it is more likely than not that we will not realize a benefit for a deferred tax asset based on all available evidence, we establish a valuation allowance.

Employee Benefit Plans — Defined benefit plans cover a portion of our salaried and hourly employees, including certain employees in foreign countries. As discussed in Note 1, we recognize changes in the fair value of plan assets and actuarial gains and losses associated with our pension and postretirement benefit plans in earnings during the fourth quarter of each year, unless earlier remeasurement is required, as a component of net periodic benefit expense. The remaining components of pension/postretirement expense, primarily interest costs and expected return on plan assets, are recorded on a quarterly basis. See Note 11 for further discussion of our pension and postretirement benefits.

We derive pension expense from an actuarial calculation based on the defined benefit plans' provisions and our assumptions regarding discount rates. We primarily determine the discount rate for our plans by matching the expected projected benefit obligation cash flows for each of the plans to a yield curve that is representative of long-term, high-quality (rated AA or higher) fixed income debt instruments as of the measurement date. We also consult with independent actuaries in determining these assumptions.

(3)   New Accounting Pronouncements

The following is a summary of new accounting pronouncements that apply or may apply to our business.

The London Interbank Offered Rate ("LIBOR") was discontinued on June 30, 2023. In an effort to address the various challenges created by such discontinuance, the FASB issued three amendments to existing guidance, Accounting Standards Update ("ASU") No. 2020-04, No. 2021-01 and No. 2022-06, Reference Rate Reform. The amended guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, etc.) necessitated by the reference rate reform. It also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by the reference rate reform. Application of the guidance in the amendments is optional, is only available in certain situations, and is only available for companies to apply until December 31, 2024. In conjunction with entering into an amended and restated credit agreement on August 12, 2022, we adopted this guidance with no material impact on our consolidated financial statements. Refer to Note 13 for additional information on our credit agreements.

In November 2023, the FASB issued ASU No. 2023-07, which requires companies to disclose, on an interim and annual basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), as well as a qualitative description of other segment expenses not disclosed. In addition, ASU 2023-07 requires companies to disclose the title and position of the CODM and an explanation of how the CODM used the reported measures in assessing segment performance. ASU 2023-07 is effective for fiscal years beginning January 1, 2024, and interim periods within fiscal years beginning January 1, 2025, and is applied retrospectively to all prior periods presented in these financial statements. We adopted ASU 2023-07 during the fourth quarter of 2024, with no impact on our consolidated financial statements. Refer to Note 7 for these and other disclosures related to our reportable segments.

In December 2023, the FASB issued ASU No. 2023-09, which requires companies to disclose, on an annual basis, specific categories in the effective tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires companies to disclose additional information about income taxes paid. ASU 2023-09 will be effective for annual periods beginning January 1, 2025 and will be applied on a prospective basis with the option to apply the standard retrospectively. We are currently evaluating the disclosure impact of ASU 2023-09; however, the standard will not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In November 2024, the FASB issued ASU No. 2024-03, which requires companies to disclose, on an interim and annual basis, additional information about specific expense categories in the notes to the financial statements. In addition, ASU 2024-03 requires companies to disclose a qualitative description of amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and, on an annual basis, disclose the total amount of selling expenses and the Company's definition of selling expenses. ASU 2024-03, further clarified by ASU 2025-01, will be effective for annual reporting periods beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027, and will be applied on a prospective basis with the option to apply the standard retrospectively, with early adoption permitted. We are currently evaluating the disclosure impact of ASU 2024-03; however, the standard will not have an impact on the Company's consolidated financial position, results of operations or cash flows.

(4) Acquisitions, Discontinued Operations, and the Asbestos Portfolio Sale

Acquisitions

From time to time, we may make acquisitions that do not significantly impact our financial position or operations. These acquisitions primarily complement our existing business operations or strategic initiatives with no significant impact to our financial outlook and end markets, or requiring a significant investment of resources. Such acquisitions are not separately identified within this report on Form 10-K.

As indicated in Note 1, on April 3, 2023 and March 31, 2022 we completed the acquisitions of TAMCO and ITL, respectively. The pro forma effects of these acquisitions are not material to our consolidated results of operations.

Acquisition of Ingénia

As indicated in Note 1, on February 7, 2024, we completed the acquisition of Ingénia, for $292.0, net of (i) an adjustment to the purchase price of $2.1 received during 2024 related to acquired working capital and (ii) cash acquired of $1.5. We financed the acquisition with available borrowings on our revolving credit facilities under our senior credit facilities. The excess of the purchase price over the total of the estimated fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed for Ingénia, we engaged a third-party independent valuation specialist.

The following is a summary of the recorded final fair values of the assets acquired and liabilities assumed for Ingénia as of February 7, 2024:

Assets acquired:		
Current assets, including cash and equivalents of $1.5	$	31.2
Property, plant and equipment		73.6
Goodwill		142.4
Intangible assets		97.9
Total assets acquired		345.1
Current liabilities assumed		14.5
Deferred and other income taxes		37.1
Net assets acquired	$	293.5

The identifiable intangible assets acquired consist of technology, customer relationships, trademarks, and customer backlog of $46.7, $23.5, $13.9, and $13.8, respectively, with such amounts based on an assessment of the related fair values. We expect to amortize the technology, customer relationships, trademarks, and customer backlog assets over 12.0, 7.0, 8.0, and 1.0 years, respectively.

We acquired gross receivables of $16.1, which had the same fair value at the acquisition date based on our estimates of cash flows expected to be recovered.

The qualitative factors that comprise the recorded goodwill include expected market growth for Ingénia's existing operations, increased volumes achieved by selling Ingénia's products through existing SPX sales channels, procurement and operational savings and efficiencies, and various other factors. We expect none of the goodwill described above to be deductible for tax purposes.

We recognized revenues and net income for Ingénia of $72.6 and $15.9, respectively, for the year ended December 31, 2024, with the net income impacted by charges during the year ended December 31, 2024 of $18.6 associated with amortization of the various intangible assets mentioned above and $1.8 associated with the excess fair value (over historical cost) of inventory acquired which was subsequently sold. During the year ended December 31, 2024, we incurred acquisition-related costs for Ingénia of $3.6 which have been recorded to "Selling, general and administrative" within our consolidated statements of operations and "Corporate expense" within consolidated operating income, as further described in Note 7.

Acquisition of ASPEQ

As indicated in Note 1, on June 2, 2023, we completed the acquisition of ASPEQ for $421.5, net of (i) an adjustment to the purchase price of $0.3 received during 2023 related to acquired working capital and (ii) cash acquired of $0.9. We financed the acquisition with available cash and borrowings under our senior credit facilities. The excess of the purchase price over the total of the estimated fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed for ASPEQ, we engaged a third-party independent valuation specialist.

The following is a summary of the recorded final fair values of the assets acquired and liabilities assumed for ASPEQ as of June 2, 2023:

Assets acquired:		
Current assets, including cash and equivalents of $0.9	$	38.0
Property, plant and equipment		10.6
Goodwill		195.0
Intangible assets		246.1
Other assets		1.2
Total assets acquired		490.9
Current liabilities assumed		11.1
Non-current liabilities assumed [1]		57.4
Net assets acquired	$	422.4

_____

[1]   Includes net deferred income tax liabilities and other liabilities of $56.4 and $1.0, respectively.

The identifiable intangible assets acquired consist of customer relationships, trademarks, technology, and customer backlog of $142.3, $51.5, $47.8, and $4.5, respectively, with such amounts based on an assessment of the related fair values. We expect to amortize the customer relationships, technology, and customer backlog assets over 12.0, 16.0, and 1.0 years, respectively, with the trademarks acquired being indefinite-lived.

We acquired gross receivables of $18.0, which had a fair value at the acquisition date of $17.8 based on our estimates of cash flows expected to be recovered.

The qualitative factors that comprise the recorded goodwill include expected market growth for ASPEQ's existing operations, increased volumes achieved by selling ASPEQ's products through existing SPX sales channels, procurement and operational savings and efficiencies, and various other factors.

We recognized revenues and net income for ASPEQ of $63.9 and $3.6, respectively, for the year ended December 31, 2023, with the net income impacted by charges during the year ended December 31, 2023 of (i) $13.2 associated with amortization of the various intangible assets mentioned above and (ii) $3.6 associated with the excess fair value (over historical cost) of inventory acquired which was subsequently sold. During the year ended December 31, 2023, we incurred acquisition-related costs for ASPEQ of $5.4, which have been recorded to "Selling, general and administrative" within our consolidated statements of operations and "Corporate expense" within consolidated operating income, as further described in Note 7.

The following unaudited pro forma information presents our consolidated results of operations for the years ended December 31, 2024, 2023, and 2022, respectively, as if the acquisitions of Ingénia and ASPEQ had taken place on January 1, 2023 and January 1, 2022, respectively. The unaudited pro forma financial information is not intended to represent or be indicative of our consolidated results of operations that would have been reported had the acquisitions been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations. The pro forma results include estimates and assumptions that management believes are reasonable; however, these results do not include any anticipated cost savings or expenses of the integration of Ingénia and ASPEQ. These pro forma consolidated results of operations have been prepared for comparative purposes only and include additional interest expense on the borrowings required to finance the acquisitions, additional depreciation and amortization expense associated with fair value adjustments to the acquired property, plant and equipment and intangible assets, adjustments to reflect charges associated with acquisition-related costs and charges associated with the excess fair value (over historical cost) of inventory acquired and subsequently sold as if they were incurred during 2023 for Ingénia and 2022 for ASPEQ, and the related income tax effects.

| | Years ended December 31, | | |
	2024	2023	2022
Revenues	$ 1,991.9	$ 1,852.6	$ 1,564.7
Income (loss) from continuing operations	210.9	127.5	(3.8)
Net income (loss)	209.6	72.7	(23.4)
Income (loss) from continuing operations per share of common stock:			
Basic	$ 4.57	$ 2.80	$ (0.08)
Diluted	$ 4.48	$ 2.74	$ (0.08)
Net income (loss) per share of common stock:			
Basic	$ 4.54	$ 1.60	$ (0.52)
Diluted	$ 4.45	$ 1.56	$ (0.52)

Sale of Transformer Solutions Business

As mentioned in Note 1, during 2022, we agreed to the final adjustment of the purchase price related to our previously disposed Transformers Solutions business, which resulted in a payment to the Purchaser of $13.9 and an increase to the gain on sale of $0.2 recorded to "Loss on disposition of discontinued operations, net of tax" for the year ended December 31, 2022.

Wind-Down of DBT Business

As discussed in Note 1, we completed the wind-down of our DBT business after ceasing all operations, including those related to two large power projects in South Africa (Kusile and Medupi), in the fourth quarter of 2021. As a result of completing the wind-down plan, we are reporting DBT as a discontinued operation for all periods presented.

As previously disclosed, DBT had asserted claims against the remaining prime contractor on two large projects, Mitsubishi Heavy Industries Power — ZAF (f.k.a. Mitsubishi-Hitachi Power Systems Africa (PTY) LTD) ("MHI"), of approximately South African Rand 1,000.0 (or $53.2) and MHI had asserted, or issued letters of intent to claim for, alleged damages against DBT. Although it was reasonably possible that some loss may have been incurred in connection with these claims (which totaled approximately South African Rand 2,815.2 or $149.7), we were unable to estimate the potential loss or range of potential loss associated with these claims due to the (i) lack of support provided by MHI for these claims; (ii) complexity of contractual relationships between the end customer, MHI, and DBT; (iii) legal interpretation of the contract provisions and application of South African law to the contracts; and (iv) unpredictable nature of any dispute resolution processes that had occurred or may have occurred in connection with these claims. Although we had experienced success in enforcing and defending our rights through the dispute resolution process over the past few years (including the matters mentioned below), we had invested, and would have continued to invest, significant management and financial resources to defend and pursue these matters.

On September 5, 2023, DBT and SPX entered into an agreement with MHI to resolve all claims between the parties with respect to the two large power projects in South Africa (the "Settlement Agreement"). The Settlement Agreement provides for full and final settlement and mutual release of all claims between the parties with respect to the projects, including any claim against SPX Technologies, Inc. as guarantor of DBT's performance on the projects. It also provides that the underlying subcontracts are terminated and all obligations of both parties under the subcontracts have been satisfied in full. In connection with the Settlement Agreement, we incurred a charge, net of tax, of $54.2 during the third quarter of 2023. The charge included the write-off of $15.2 in net amounts due from MHI. Such charge is included in "Loss on disposition of discontinued operations, net of tax" for the year ended December 31, 2023.

Prior to the Settlement Agreement, on February 22, 2021, a dispute adjudication panel issued a ruling in favor of DBT against MHI related to costs incurred in connection with delays on two units of the Kusile project. In connection with the ruling, DBT received South African Rand 126.6 (or $8.6 at the time of payment). This ruling was subject to final and binding arbitration in this matter. In March 2023, an arbitration tribunal upheld the decision of the dispute adjudication panel. As a result, the South African Rand 126.6 (or $7.0) was recorded as income during the first quarter of 2023, with such amount recorded within "Loss on disposition of discontinued operations, net of tax." Additionally, in June 2023, the arbitration tribunal ruled DBT was entitled to recover $1.3 of legal costs incurred related to the arbitration. Such amount received from MHI was recorded to "Loss on disposition of discontinued operations, net of tax" during the year ended December 31, 2023. Additionally, in May 2023, a separate arbitration tribunal ruled DBT was entitled to recover $5.5 of legal costs incurred related to another prior arbitration. Such amount received from MHI was recorded to "Loss on disposition of discontinued operations, net of tax" during the year ended December 31, 2023.

The assets and liabilities of DBT have been included within "Assets of DBT and Heat Transfer" and "Liabilities of DBT and Heat Transfer," respectively, on the consolidated balance sheets as of December 31, 2024 and 2023. The major line items constituting DBT's assets and liabilities as of December 31, 2024 and 2023 are shown below:

	December 31, 2024		December 31, 2023
ASSETS			
Cash and equivalents	$ 4.4	$	5.5
Accounts receivable, net	—		0.4
Other current assets[1]	3.4		4.7
Property, plant and equipment:			
Buildings and leasehold improvements	—		0.2
Machinery and equipment	—		0.5
	—		0.7
Accumulated depreciation	—		(0.6)
Property, plant and equipment, net	—		0.1
Total assets of DBT	$ 7.8	$	10.7
LIABILITIES			
Accounts payable[1][2]	$ 0.7	$	26.9
Contract liabilities[1]	2.0		2.1
Accrued expenses[1]	5.8		6.3
Other long-term liabilities[1]	4.2		4.2
Total liabilities of DBT	$ 12.7	$	39.5

[1] Balances relate primarily to disputed amounts due to or from a subcontractor, engaged by DBT during the Kusile project, that is currently in liquidation. The timing of the ultimate resolution of these matters is uncertain as they are likely to occur as part of the liquidation process.

[2] At December 31, 2023, the balance included DBT's remaining obligation under the Settlement Agreement to make a payment to MHI of South African Rand 480.9 (or $26.2 at December 31, 2023), which was paid ($27.1 at the time of payment) during 2024. In connection with this remaining obligation, we entered into a foreign currency forward contract which we designated and accounted for as a fair value hedge and matured at the time of the final payment to MHI. The resulting cash received of $2.0 is presented within "Net cash used in discontinued operations" within the consolidated statement of cash flows for the year ended December 31, 2024. Refer to Note 14 for additional details. There are no further payment obligations to MHI under the terms of the Settlement Agreement.

Wind-Down of the Heat Transfer Business

As discussed in Note 1, we completed the wind-down of our Heat Transfer business in the fourth quarter of 2020. As a result of completing the wind-down plan, we are reporting Heat Transfer as a discontinued operation for all periods presented.

The assets and liabilities of Heat Transfer have been included within "Assets of DBT and Heat Transfer" and "Liabilities of DBT and Heat Transfer," respectively, on the consolidated balance sheets as of December 31, 2024 and 2023. The major line items constituting Heat Transfer's assets and liabilities as of December 31, 2024 and 2023 are shown below:

	December 31, 2024	December 31, 2023
ASSETS		
Cash and equivalents	$ 0.1	$ —
Other current assets	0.3	0.3
Other assets	—	0.1
Total assets of Heat Transfer	$ 0.4	$ 0.4
LIABILITIES		
Accounts payable	$ 0.1	$ 0.2
Total liabilities of Heat Transfer	$ 0.1	$ 0.2

For the years ended December 31, 2024, 2023 and 2022, results of operations from our businesses reported as discontinued operations were as follows:

	Year ended December 31,		
	2024	2023	2022
Transformer Solutions			
Loss from discontinued operations [1]	$ —	$ —	$ (0.6)
Income tax benefit	—	—	0.9
Income from discontinued operations, net	—	—	0.3
DBT			
Loss from discontinued operations [2]	(0.6)	(69.0)	(17.3)
Income tax benefit (provision)	(0.1)	15.3	2.1
Loss from discontinued operations, net	(0.7)	(53.7)	(15.2)
All other [3]			
Loss from discontinued operations	(0.3)	(1.3)	(6.4)
Income tax benefit (provision)	(0.3)	0.2	1.7
Loss from discontinued operations, net	(0.6)	(1.1)	(4.7)
Total			
Loss from discontinued operations	(0.9)	(70.3)	(24.3)
Income tax benefit (provision)	(0.4)	15.5	4.7
Loss from discontinued operations, net	$ (1.3)	$ (54.8)	$ (19.6)

---

[1] Loss for the year ended December 31, 2022 resulted primarily from revisions to liabilities retained in connection with the disposition.

[2] Loss for the year ended December 31, 2023 resulted primarily from the charge, and related income tax impacts, recorded in connection with the Settlement Agreement referred to above and legal costs incurred in connection with the various dispute resolution matters. This loss for the year ended December 31, 2023 was partially offset by arbitration awards received, which are discussed above. Loss for the year ended December 31, 2022 resulted primarily from legal costs incurred in connection with various dispute resolution matters prior to the Settlement Agreement.

[3] Loss for the years ended December 31, 2024, 2023, and 2022 resulted primarily from revisions to liabilities, including income tax liabilities, retained in connection with prior dispositions and, for the year ended December 31, 2022, asbestos-related charges for businesses previously disposed of.

Changes in estimates associated with liabilities retained in connection with a business divestiture (e.g., income taxes) may occur. As a result, it is possible that the resulting gains/losses on previous business divestitures may be materially adjusted in subsequent periods.

Net cash used in discontinued operations for the year ended December 31, 2024 related primarily to the final cash payment of South African Rand 480.9 ($27.1 at time of payment) made by DBT to MHI during 2024 in connection with the Settlement

Agreement, partially offset by $2.0 from the foreign currency forward contract mentioned above. Net cash used in discontinued operations for the year ended December 31, 2023 related primarily to (i) cash payments of $25.3 made by DBT to MHI during 2023 in connection with the Settlement Agreement, and (ii) disbursements of $14.7 for professional fees and support costs incurred principally in connection with the claims resolved by the Settlement Agreement, partially offset by recovery of legal costs we were awarded in arbitration proceedings between DBT and MHI of $6.8 mentioned above. Net cash used in discontinued operations for the year ended December 31, 2022 related primarily to (i) disbursements for professional fees incurred in connection with the claims activities related to the large power projects in South Africa prior to the Settlement Agreement, (ii) disbursements related to asbestos product liability matters, (iii) a payment of $13.9 to the buyer of Transformer Solutions related to the settlement of the final working capital balances for the business, and (iv) disbursements for liabilities retained in connection with dispositions, including fees associated with the sale of Transformer Solutions. These disbursements were partially offset by proceeds from stock options exercised of $1.0.

Asbestos Portfolio Sale

As indicated in Note 1, we completed the Asbestos Portfolio Sale on November 1, 2022.

Below is a summary of the impact of the Asbestos Portfolio Sale, including the loss on sale, on our 2022 consolidated financial statements:

Cash contribution	$	(138.8)
Assets divested:		
Accounts receivable, net		(5.0)
Other current assets		(50.0)
Other assets		(420.3)
Deferred tax assets		(27.0)
Liabilities divested:		
Accrued liabilities		53.9
Other long-term liabilities		518.0
Loss on Asbestos Portfolio Sale, before transaction costs		(69.2)
Transaction costs		(4.7)
Loss on Asbestos Portfolio Sale	$	(73.9)

(5)　Revenues from Contracts

Summarized below is our policy for recognizing revenue under, as well as the various disclosures required by, ASC 606.

Performance Obligations - Certain of our contracts are comprised of multiple deliverables, which can include hardware and software components, installation, maintenance, and extended warranties. For these contracts, we evaluate whether these deliverables represent separate performance obligations as defined by ASC 606. In some cases, a customer contracts with us to integrate a complex set of tasks and components into a single project or capability (even if the single project results in the delivery of multiple units). Hence, the entire contract is treated as a single performance obligation. In contrast, we may promise to provide distinct goods or services within a contract, in which case we separate the contract into more than one performance obligation. If a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. In cases where we sell standard products with observable standalone selling prices, these selling prices are used to determine the relative standalone selling price. In cases where we sell a customized customer specific solution, we typically use the expected cost plus margin approach to estimate the standalone selling price of each performance obligation. Sales taxes and other usage-based taxes are excluded from revenue.

Remaining performance obligations represent performance obligations that have yet to be satisfied. As a practical expedient, we do not disclose performance obligations (i) that are part of a contract that has an original expected duration of less than one year and/or (ii) where our right to consideration corresponds directly to the value transferred to the customer. Performance obligations for contracts with an original duration in excess of one year that have yet to be satisfied as of the end of a period primarily relate to our aids to navigation systems, communication technologies products, large process cooling systems, as well as certain of our transportation systems. As of December 31, 2024, the aggregate amount allocated to remaining performance obligations, after the effect of practical expedients, was $178.1. We expect to recognize revenue on approximately 48% and 58% of the remaining performance obligations over the next 12 and 24 months, respectively, with the remaining recognized thereafter.

Options - We offer options within certain of our contracts to purchase future goods or services. To the extent the option provides a material right to a future benefit (i.e., future goods and services at a discount from the relative standalone selling price), we separate the material right as a performance obligation and adjust the standalone selling price of the other performance obligations within the contract. When determining the relative standalone selling price of the option, we first determine the incremental discount that the customer would receive by exercising the option and then adjust that value based on the probability of option exercise (based, where possible, on historical experience). Revenue is recognized for the option either when the option is exercised or when it expires.

Contract Combination and Modification - We assess each contract at its inception to determine whether it should be combined with other contracts for revenue recognition purposes. When making this determination, we consider factors such as whether two or more contracts with a customer were negotiated at or near the same time or were negotiated with an overall profit objective. Contracts are sometimes modified for changes in contract specifications, scope, or price (or a combination of these). Contract modifications for goods or services that are not distinct within the context of the contract (generally associated with specification changes for certain product lines within our HVAC reportable segment) are accounted for as part of the existing contract. Contract modifications for goods or services that are distinct (i.e., adding or subtracting distinct goods or services) are accounted for as either a termination of the existing contract and the creation of a new contract (where the goods or services are not priced at their standalone selling price), or the creation of separate contract (where the goods or services are priced at their standalone selling price).

Variable Consideration - We determine the transaction price for each contract based on the consideration we expect to receive for the products or services being provided under the contract. For contracts where a portion of the price may vary, we estimate the variable consideration at the amount to which we expect to be entitled, which is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. We analyze the risk of a significant revenue reversal and, if necessary, constrain the amount of variable consideration recognized in order to mitigate this risk. Variable consideration primarily pertains to late delivery penalties and unapproved change orders and claims (levied by us and/or against us). Actual amounts of consideration ultimately received may differ from our estimates. If actual results vary from our estimates, we will adjust these estimates, which would affect revenue and earnings, in the period such variances become known.

As noted above, the nature of our contracts gives rise to several types of variable consideration, including unapproved change orders and claims. We include in our contract estimates additional revenue for unapproved change orders or claims against the customer when we believe we have an enforceable right to the unapproved change order or claim, the amount can be reliably estimated, and the above criteria have been met. In evaluating these criteria, we consider the contractual/legal basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs, and the objective evidence available to support the claim. These estimates are also based on historical award experience.

Returns, Customer Sales Incentives and Warranties - We have certain arrangements that require us to estimate, at the time of sale, the amounts of variable consideration that should be excluded from revenue as (i) certain amounts are not expected to be collected from customers and/or (ii) the product may be returned. We principally rely on historical experience, specific customer agreements, and anticipated future trends to estimate these amounts at the time of shipment and to reduce the transaction price. These arrangements include volume rebates, which are estimated using the most likely amount method, as well as early payment discounts and promotional and advertising allowances, which are estimated using the expected value method. We primarily offer assurance-type standard warranties that the product will conform to published specifications for a defined period of time after delivery. These types of warranties do not represent separate performance obligations. We establish provisions for estimated returns and warranties primarily based on contract terms and historical experience, using the expected value method. Certain of our businesses offer extended warranties, which are considered separate performance obligations.

Contract Costs - We have elected to apply the practical expedient provided under ASC 606 which allows an entity to expense incremental costs of obtaining or fulfilling a contract when incurred if the amortization period of the asset that the entity otherwise would have recorded is one year or less. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of products sold. The net asset recorded for incremental costs incurred to obtain or fulfill contracts, after consideration of the practical expedient mentioned above, is not material to our consolidated financial statements.

Nature of Goods and Services, Satisfaction of Performance Obligations, and Payment Terms

Our HVAC product lines include package and process cooling equipment and services, residential and commercial boilers, electrical heating and ventilation products, and engineered air movement and handling solutions. Performance obligations for our HVAC product lines relate primarily to the delivery of equipment and components, construction and reconstruction of cooling towers and other components, and providing installation, replacement/spare parts and various other services. Performance obligations related to equipment and components are satisfied at the time of shipment or delivery (i.e., control is transferred at a point in time). The typical length of these contracts is one to three months and payment terms are generally 15 to 60 days after shipment to the customer. Performance obligations for construction and reconstruction of cooling towers and other components, and providing installation and various other services, are typically satisfied through a contract with us to provide a customer-specific solution. The customer typically controls the work in process due to contractual termination clauses whereby we have an enforceable right to recovery of cost incurred, including a reasonable profit for work performed to date, on products or services that do not have an alternative use to us. Additionally, certain projects are performed on customer sites such that the customer controls the asset as it is created or enhanced. As such, performance obligations for these product lines are generally satisfied over time, with the related revenue recorded based on the percentage of costs incurred to date for each contract to the estimated total costs for such contract at completion, as this method best depicts how control of the product or service is being transferred. The length of customer contract for these product lines is generally 6 to 18 months. Revenue for sales of certain engineered components and all replacement/spare parts is recognized upon shipment or delivery (i.e., at a point in time). Payments on longer-term contracts are generally commensurate with milestones defined in the related contract, while payments for the replacement/spare parts contracts typically occur 30 to 60 days after delivery.

Our detection and measurement product lines include underground pipe and cable locators, inspection and rehabilitation equipment, robotic systems, transportation systems, communication technologies, and aids to navigation. Performance obligations for these product lines relate to delivery of equipment and components, installation and other short-term services, long-term maintenance and software subscription services, pipeline remediation services and development of robotics, and aids to navigation solutions. Performance obligations for equipment and components generally are satisfied at the time of shipment or delivery (i.e., control is transferred at a point in time). Performance obligations for installation and other short-term services, pipeline remediation, and development of robotics are satisfied over time as the installation or service is performed. Performance obligations for maintenance and software subscription services are satisfied over time, with the related revenue recorded evenly throughout the contract service period as this method best depicts how control of the service is transferred. Payment terms for equipment and components are typically 30 to 60 days after shipment or delivery, while payment for services typically occurs at completion for shorter-term engagements (less than three months in duration) and throughout the service period for longer-term engagements (generally greater than three months in duration). These product lines have varying contract lengths ranging from one to eighteen months (with the longer term contracts generally associated with our aids to navigation systems, transportation systems, and communication technologies product lines), with the typical duration being one to three months.

Customer prepayments, progress billings, and retention payments are customary for some of our longer-term contracts. Customer prepayments, progress billings, and retention payments are not considered a significant financing component because they are intended to protect either the customer or ourselves in the event that some or all of the obligations under the contract are not completed. Additionally, most contract assets are expected to convert to accounts receivable, and contract liabilities are expected to convert to revenue, within one year. As such, after applying the practical expedient to exclude potential financing components that are less than one year in duration, we do not have any such financing components.

Disaggregated Revenues

We disaggregate revenue from contracts with customers by major product line and based on the timing of recognition for each of our reportable segments, as we believe such disaggregation best depicts how the nature, amount, timing, and uncertainty of our revenues and cash flows are affected by economic factors, with such disaggregation presented below for the years ended December 31, 2024, 2023, and 2022:

Reportable Segments	Year Ended December 31, 2024		
	HVAC	Detection and Measurement	Total
Major product lines			
Package and process cooling equipment and services, and engineered air movement and handling solutions	$ 884.0	$ —	$ 884.0
Boilers, electrical heating, and ventilation	480.7	—	480.7
Underground locators, inspection and rehabilitation equipment, and robotic systems	—	260.9	260.9
Communication technologies, aids to navigation, and transportation systems	—	358.3	358.3
	$ 1,364.7	$ 619.2	$ 1,983.9
Timing of Revenue Recognition			
Revenues recognized at a point in time	$ 1,249.0	$ 521.5	$ 1,770.5
Revenues recognized over time	115.7	97.7	213.4
	$ 1,364.7	$ 619.2	$ 1,983.9

Reportable Segments	Year Ended December 31, 2023		
	HVAC	Detection and Measurement	Total
Major product lines			
Package and process cooling equipment and services, and engineered air movement solutions	$ 683.2	$ —	$ 683.2
Boilers, electrical heating, and ventilation	439.1	—	439.1
Underground locators, inspection and rehabilitation equipment, and robotic systems	—	264.1	264.1
Communication technologies, aids to navigation, and transportation systems	—	354.8	354.8
	$ 1,122.3	$ 618.9	$ 1,741.2
Timing of Revenue Recognition			
Revenues recognized at a point in time	$ 1,042.8	$ 525.2	$ 1,568.0
Revenues recognized over time	79.5	93.7	173.2
	$ 1,122.3	$ 618.9	$ 1,741.2

Reportable Segments		Year Ended December 31, 2022		
		HVAC	Detection and Measurement	Total
Major product lines				
Package and process cooling equipment and services, and engineered air movement solutions	$	537.0	$ —	$ 537.0
Boilers, electrical heating, and ventilation		376.8	—	376.8
Underground locators, inspection and rehabilitation equipment, and robotic systems		—	262.1	262.1
Communication technologies, aids to navigation, and transportation systems		—	285.0	285.0
	$	913.8	$ 547.1	$ 1,460.9
Timing of Revenue Recognition				
Revenues recognized at a point in time	$	838.0	$ 455.1	$ 1,293.1
Revenues recognized over time		75.8	92.0	167.8
	$	913.8	$ 547.1	$ 1,460.9

Contract Balances

Our customers are invoiced for products and services at the time of delivery or based on contractual milestones, resulting in outstanding receivables with payment terms from these customers ("Contract Accounts Receivable"). In some cases, the timing of revenue recognition, particularly for revenue recognized over time, differs from when such amounts are invoiced to customers, resulting in a contract asset (revenue recognition precedes the invoicing of the related revenue amount) or a contract liability (payment from the customer precedes recognition of the related revenue amount). Contract assets and liabilities are generally classified as current. On a contract-by-contract basis, the contract assets and contract liabilities are reported net within our consolidated balance sheets. Our contract balances consisted of the following as of December 31, 2024 and 2023:

Contract Balances	December 31, 2024	December 31, 2023	Change
Contract Accounts Receivable [1]	$ 305.4	$ 275.4	$ 30.0
Contract Assets	11.3	16.6	(5.3)
Contract Liabilities - current	(62.3)	(73.5)	11.2
Contract Liabilities - non-current [2]	(4.0)	(4.0)	—
Net contract balance	$ 250.4	$ 214.5	$ 35.9

_____

[1] Included in "Accounts receivable, net" within the accompanying consolidated balance sheets.

[2] Included in "Other long-term liabilities" within the accompanying consolidated balance sheets.

The timing of revenue recognition, invoicing and cash collections results in Contract Accounts Receivable, contract assets, and customer advances and deposits (contract liabilities) on our consolidated balance sheets. In general, we receive payments from customers based on a billing schedule established in our contracts. During the year ended December 31, 2024, changes in contract balances were not materially impacted by any other factors besides the acquisition of Ingénia. At December 31, 2024, Contract Account Receivables and current contract liabilities attributable to Ingénia were $17.1 and $0.1, respectively.

During 2024, we recognized revenues of $54.4 related to our contract liabilities at December 31, 2023.

(6) Leases

Summarized below is our policy under, as well as the various other disclosures required by, ASC 842.

We have elected to account for lease agreements with lease and non-lease components as a single component for all leases. Leases with an initial term of 12 months or less are not recorded on our consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term.

We review if an arrangement is a lease at inception and conclude whether the contract contains an identified asset if we have the right to obtain substantially all the economic benefit and direct the use of the asset. Operating leases with right-of-use ("ROU") assets are reflected within "Other assets," "Accrued expenses," and "Other long-term liabilities" within our consolidated balance sheets. Finance leases are included in "Property, plant and equipment," "Current maturities of long-term debt," and "Long-term debt."

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and the related liabilities are recognized at commencement date based on the present value of lease payments over the lease term. These payments include renewal options when reasonably certain to be exercised, and exclude termination options. As none of our leases provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any prepaid lease payments and excludes lease incentives.

We have operating and finance leases for facilities, equipment, and vehicles. Our leases have remaining lease terms of one year to 10 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the lease within one year. We rent or sublease certain space within our facilities to third parties under operating leases, with the impact of these lease arrangements being immaterial to our consolidated financial statements.

The components of lease expense were as follows:

	Year Ended	
	December 31, 2024	December 31, 2023
Operating lease cost [1]	$ 16.5	$ 15.7
Variable lease cost	0.4	0.4
Finance lease cost:		
Amortization of right-of-use assets	$ 0.4	$ 0.5
Interest on lease liabilities	—	—
Total finance lease cost	$ 0.4	$ 0.5

_____

[1] Includes short-term lease cost of $2.9 and $3.5, for the years ended December 31, 2024 and 2023, respectively.

Supplemental cash flow information related to leases is as follows:

	Year Ended	
	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used in operating leases	$ 13.5	$ 12.1
Operating cash flows from finance leases	—	—
Financing cash flows used in finance leases	0.4	0.5
Non-cash activities:		
Operating lease right-of-use assets obtained in exchange for new lease obligations	27.7	6.3
Finance lease right-of-use assets obtained in exchange for new lease obligations	1.1	0.3

Supplemental balance sheet information related to leases was as follows:

| | December 31, | | |
	2024	2023	
Operating Leases:			**Affected Line Item in the Consolidated Balance Sheets**
Operating lease ROU assets	$ 57.9	$ 42.4	Other assets
Operating lease current liabilities	$ 11.1	$ 11.3	Accrued expenses
Operating lease non-current liabilities	44.5	28.5	Other long-term liabilities
Total operating lease liabilities	$ 55.6	$ 39.8	
Finance Leases:			
Finance lease assets	$ 1.2	$ 0.5	Property, plant and equipment, net
Finance lease current liabilities	$ 0.3	$ 0.3	Current maturities of long-term debt
Finance lease non-current liabilities	0.9	0.2	Long-term debt
Total finance lease liabilities	$ 1.2	$ 0.5	

The weighted-average remaining lease terms (years) of our leases as of December 31, 2024 and December 31, 2023, were as follows:

| | December 31, | |
	2024	2023
Operating Leases	5.8	5.5
Finance Leases	3.3	1.9

The discount rate utilized to determine the present value of lease payments over the lease term is our incremental borrowing rate based on the information available at lease commencement date. In developing the incremental borrowing rate, we considered the interest rate that reflects a term similar to the underlying lease term on a fully collateralized basis. We concluded to apply the incremental borrowing rate at a consolidated portfolio level using a five-year term, as the results did not materially differ upon further stratification. The weighted-average discount rate for our operating leases was 4.1% and 3.2% at December 31, 2024 and 2023, respectively, and finance leases was 4.9% and 3.9% at December 31, 2024 and 2023, respectively.

The future minimum payments under our operating and finance leases were as follows as of December 31, 2024:

	Operating Leases	Finance Leases	Total
Next 12 months	$ 13.2	$ 0.3	$ 13.5
12 to 24 months	11.9	0.4	12.3
24 to 36 months	11.2	0.3	11.5
36 to 48 months	10.3	0.2	10.5
48 to 60 months	8.9	0.1	9.0
Thereafter	7.4	—	7.4
Total lease payments	62.9	1.3	64.2
Less imputed interest	7.3	0.1	7.4
Total	$ 55.6	$ 1.2	$ 56.8

(7)   Information on Reportable Segments

We are a global supplier of highly specialized, engineered solutions with operations in over 15 countries and sales in over 100 countries around the world.

In determining our reportable segments, we apply the threshold criteria of the Segment Reporting Topic of the Codification. We have aggregated our operating segments into the following two reportable segments: HVAC and Detection and Measurement. The factors considered in determining our aggregated segments are the economic similarity of the businesses, the nature of products sold or services provided, production processes, types of customers, distribution methods, and regulatory environment.

Our CODM, the President and Chief Executive Officer, uses revenue and segment income to evaluate the results of each operating segment. Segment Income is determined before considering, if applicable, impairments and special charges, long-term incentive compensation, certain other operating income/expense, other indirect corporate expenses, intangible asset amortization expense, inventory step-up charges, and certain other acquisition and integration-related costs. There have been no changes in the basis of segmentation or measurement of Segment Income during 2024. Our CODM assesses revenue and Segment Income performance in comparison to prior years, previously forecasted results, and anticipated/experienced market trends when determining how to allocate operating and capital resources. The only significant segment expense categories reviewed by our CODM are total selling, general, and administrative expense and cost of products sold. Our CODM does not review asset or liability information for our operating segments as this information is not used to assess performance or allocate resources.

HVAC Reportable Segment

Our HVAC reportable segment engineers, designs, manufactures, installs and services package and process cooling products and engineered air movement and handling solutions for the HVAC industrial, commercial, data center, and power generation markets, as well as boilers and electrical heating and ventilation products for the residential, industrial, and commercial markets. The primary distribution channels for the segment's products are direct to customers, independent manufacturing representatives, third-party distributors, and retailers. The segment serves a global customer base in North America, Europe, and Asia.

Detection and Measurement Reportable Segment

Our Detection and Measurement reportable segment engineers, designs, manufactures, services, and installs underground pipe and cable locators, inspection and rehabilitation equipment, robotic systems, transportation systems, communication technologies, and aids to navigation. The primary distribution channels for the segment's products are direct to customers and third-party distributors. The segment serves a global customer base in North America, Europe, Africa and Asia.

Corporate Expense

Corporate expense generally relates to the personnel and general operating costs of our corporate headquarters based in Charlotte, North Carolina.

Financial data for our reportable segments for the years ended December 31, 2024, 2023, and 2022 were as follows:

		2024		2023		2022
HVAC reportable segment						
Revenues	$	1,364.7	$	1,122.3	$	913.8
Cost of products sold		843.8		712.8		636.0
Selling, general and administrative expense		197.0		175.1		142.3
Segment income	$	323.9	$	234.4	$	135.5
Detection and Measurement reportable segment						
Revenues	$	619.2	$	618.9	$	547.1
Cost of products sold		338.9		354.8		299.9
Selling, general and administrative expense		143.6		145.3		133.1
Segment income	$	136.7	$	118.8	$	114.1
Consolidated revenues	$	1,983.9	$	1,741.2	$	1,460.9
Consolidated income for segments		460.6		353.2		249.6
Corporate expense		53.6		58.4		68.6
Acquisition-related and other costs [1]		7.2		5.8		1.9
Long-term incentive compensation expense		15.0		13.4		10.9
Amortization of acquired intangible assets		64.5		43.9		28.5
Impairment of goodwill and intangible assets [2]		—		—		13.4
Special charges, net		3.6		0.8		0.4
Other operating expense, net [3]		8.4		9.0		74.9
Consolidated operating income	$	308.3	$	221.9	$	51.0
Capital expenditures:						
HVAC reportable segment	$	31.9	$	17.6	$	10.1
Detection and Measurement reportable segment		5.5		5.4		4.6
General corporate		0.6		0.9		1.2
Total capital expenditures	$	38.0	$	23.9	$	15.9
Depreciation and amortization:						
HVAC reportable segment	$	64.7	$	37.1	$	20.5
Detection and Measurement reportable segment		24.4		23.7		23.5
General corporate		2.5		2.4		2.4
Total depreciation and amortization	$	91.6	$	63.2	$	46.4
Geographic Areas:						
Revenues: [4]						
United States	$	1,640.8	$	1,454.1	$	1,223.5
Canada		111.3		48.4		17.3
China		64.9		53.7		51.0
United Kingdom		90.9		96.3		96.5
Other		76.0		88.7		72.6
	$	1,983.9	$	1,741.2	$	1,460.9
Tangible Long-Lived Assets:						
United States	$	275.5	$	292.4	$	275.0
Canada		83.3		11.9		3.3
Other		25.7		29.1		31.7
Long-lived assets of continuing operations		384.5		333.4		310.0
Long-lived assets of discontinued operations, DBT and Heat Transfer		—		0.2		19.3
Total tangible long-lived assets	$	384.5	$	333.6	$	329.3

---

[1] Represents integration costs incurred in connection with acquisitions of $7.2, $5.8, and $1.9, including additional "Cost of products sold" related to the step-up of inventory (to fair value) acquired in connection with these acquisitions of $1.8, $3.6 and $1.1, during the years ended December 31, 2024, 2023 and 2022, respectively.

(2) The year ended December 31, 2022 includes impairment charges of $12.9 related to the goodwill and trademarks of our ULC Robotics ("ULC") business and $0.5 related to certain other trademarks.

(3) The year ended December 31, 2024 includes a charge of $8.4 related to a settlement with the seller of ULC regarding additional contingent consideration. The year ended December 31, 2023 includes a charge of $9.0 related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment. The year ended December 31, 2022 includes a loss on the Asbestos Portfolio Sale of $73.9, as well as charges of $2.3 for asbestos product liability matters incurred prior to the Asbestos Portfolio Sale, partially offset by a reduction in the fair value/liability associated with contingent consideration related to the acquisition of Enterprise Control Systems Ltd ("ECS"), which was completed in 2021, of $1.3.

(4) Revenues are included in the above geographic areas based on the country that recorded the revenue.

(8) Special Charges, Net

As part of our business strategy, we periodically right-size and consolidate operations to improve long-term results. Additionally, from time to time, we alter our business model to better serve customer demand, discontinue lower-margin product lines and rationalize and consolidate manufacturing capacity. Our restructuring and integration decisions are based, in part, on discounted cash flows and are designed to achieve our goals of reducing structural footprint and maximizing profitability. As a result of our strategic review process, we recorded net special charges of $3.6 in 2024, $0.8 in 2023, and $0.4 in 2022. These net special charges were primarily related to restructuring initiatives to consolidate manufacturing and sales facilities, reduce workforce, and rationalize certain product lines.

The components of the charges have been computed based on actual cash payouts, including severance and other employee benefits based on existing severance policies, local laws, and other estimated exit costs, and our estimate of the realizable value of the affected tangible assets.

Impairments of long-lived assets, which represent non-cash asset write-downs, typically arise from business restructuring decisions that lead to the disposition of assets no longer required in the restructured business. For these situations, we recognize a loss when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Fair values for assets subject to impairment testing are determined primarily by management, taking into consideration various factors including third-party appraisals, quoted market prices and previous experience. If an asset remains in service at the decision date, the asset is written down to its fair value and the resulting net book value is depreciated over its remaining economic useful life. When we commit to a plan to sell an asset, including the initiation of a plan to locate a buyer, and it is probable that the asset will be sold within one year based on its current condition and sales price, depreciation of the asset is discontinued and the asset is classified as an asset held for sale. The asset is written down to its fair value less any selling costs.

Liabilities for exit costs, including, among other things, severance, other employee benefit costs, and operating lease obligations on idle facilities, are measured initially at their fair value and recorded when incurred.

We anticipate that the liabilities related to restructuring actions will be paid within one year from the period in which the action was initiated.

Special charges for the years ended December 31, 2024, 2023, and 2022 are described in more detail below and in the applicable sections that follow:

	Years Ended December 31,		
	2024	2023	2022
Employee termination costs	$ 2.4	$ 0.8	$ 0.1
Facility consolidation costs	0.3	—	—
Non-cash asset write-downs	0.9	—	0.3
Total	$ 3.6	$ 0.8	$ 0.4

2024 Charges:

	Employee Termination Costs		Facility Consolidation Costs		Non-Cash Asset Write-downs		Total Special Charges	
HVAC reportable segment	$	1.2	$	—	$	0.7	$	1.9
Detection and Measurement reportable segment		1.2		0.3		0.2		1.7
Corporate		—		—		—		—
Total	$	2.4	$	0.3	$	0.9	$	3.6

HVAC – Charges for 2024 related primarily to recording severance costs associated with restructuring actions at three of the segment's cooling businesses and one of the segment's electrical heating businesses. These actions resulted in the termination of 34 employees. In addition, the actions resulted in asset impairment charges associated with the relocation of certain operations within one of the segment's electrical heating businesses.

Detection & Measurement – Charges for 2024 related primarily to recording severance costs associated with restructuring actions at the segment's location and inspection and aids to navigation businesses. These actions resulted in the termination of 9 employees. In addition, the actions resulted in operating lease termination costs and asset impairment charges associated with relocation of certain operations within one of the segment's location and inspection businesses.

2023 Charges:

	Employee Termination Costs		Facility Consolidation Costs		Non-Cash Asset Write-downs		Total Special Charges	
HVAC reportable segment	$	0.1	$	—	$	—	$	0.1
Detection and Measurement reportable segment		0.7		—		—		0.7
Corporate		—		—		—		—
Total	$	0.8	$	—	$	—	$	0.8

HVAC – Charges for 2023 related to severance costs associated with a restructuring action at one of the segment's cooling businesses. This action resulted in the termination of 1 employee.

Detection & Measurement – Charges for 2023 related to severance costs associated with a restructuring action at one of the segment's location and inspection businesses. This action resulted in the termination of 14 employees.

2022 Charges:

	Employee Termination Costs		Facility Consolidation Costs		Non-Cash Asset Write-downs		Total Special Charges	
HVAC reportable segment	$	0.1	$	—	$	—	$	0.1
Detection and Measurement reportable segment		—		—		0.3		0.3
Corporate		—		—		—		—
Total	$	0.1	$	—	$	0.3	$	0.4

HVAC — Charges for 2022 related to severance costs associated with a restructuring action at one of the segment's cooling businesses. This action resulted in the termination of 2 employees.

Detection & Measurement — Charges for 2022 related to asset impairment charges associated with the relocation of certain operations at the segment's aids to navigation business.

The following is an analysis of our restructuring liabilities for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Balance at beginning of year	$ 0.7	$ —	$ 0.3
Special charges [1]	2.7	0.8	0.1
Utilization — cash	(1.6)	(0.1)	(0.4)
Balance at the end of year	$ 1.8	$ 0.7	$ —

[1] The year ended December 31, 2024, 2023, and 2022 excluded $0.9, $0.0, $0.3, respectively, of non-cash charges that impacted special charges but not the restructuring liabilities.

(9) Inventories, Net

Inventories are accounted for under the first-in, first-out method and are comprised of the following at December 31, 2024 and 2023:

	December 31,	
	2024	2023
Finished goods	$ 68.5	$ 79.4
Work in process	32.3	31.4
Raw materials and purchased parts	170.2	165.9
Total inventories	$ 271.0	$ 276.7

Inventories include material, labor and factory overhead costs and are reduced, when necessary, to estimated net realizable values.

(10) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill, for the year ended December 31, 2024, were as follows:

	December 31, 2023	Goodwill Resulting from Business Combinations [1]	Impairments	Foreign Currency Translation	December 31, 2024
HVAC reportable segment					
Gross goodwill	$ 777.8	$ 148.0	$ —	$ (18.5)	$ 907.3
Accumulated impairments	(331.9)	—	—	5.3	(326.6)
Goodwill	445.9	148.0	—	(13.2)	580.7
Detection and Measurement reportable segment					
Gross goodwill	432.6	—	—	(6.0)	426.6
Accumulated impairments	(173.7)	—	—	0.9	(172.8)
Goodwill	258.9	—	—	(5.1)	253.8
Total					
Gross goodwill	1,210.4	148.0	—	(24.5)	1,333.9
Accumulated impairments	(505.6)	—	—	6.2	(499.4)
Goodwill	$ 704.8	$ 148.0	$ —	$ (18.3)	$ 834.5

[1] Reflects (i) goodwill acquired with the Ingénia acquisition of $142.4 and (ii) an increase in ASPEQ's and TAMCO's goodwill of $3.9 and $1.7, respectively, resulting from revisions to the valuation of certain assets and liabilities.

The changes in the carrying amount of goodwill, for the year ended December 31, 2023, were as follows:

	December 31, 2022	Goodwill Resulting from Business Combinations [1]	Impairments	Foreign Currency Translation	December 31, 2023
HVAC reportable segment					
Gross goodwill	$ 529.5	$ 242.4	$ —	$ 5.9	$ 777.8
Accumulated impairments	(328.2)	—	—	(3.7)	(331.9)
Goodwill	201.3	242.4	—	2.2	445.9
Detection and Measurement reportable segment					
Gross goodwill	425.2	0.8	—	6.6	432.6
Accumulated impairments	(171.2)	—	—	(2.5)	(173.7)
Goodwill	254.0	0.8	—	4.1	258.9
Total					
Gross goodwill	954.7	243.2	—	12.5	1,210.4
Accumulated impairments	(499.4)	—	—	(6.2)	(505.6)
Goodwill	$ 455.3	$ 243.2	$ —	$ 6.3	$ 704.8

[1] Reflects (i) goodwill acquired with the ASPEQ and TAMCO acquisitions of $191.1 and $51.3, respectively, and (ii) an increase in ITL's goodwill of $0.8 resulting from revisions to the valuation of certain assets and liabilities.

Identifiable intangible assets were as follows:

	December 31, 2024			December 31, 2023		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets with determinable lives:[1]						
Customer relationships	$ 421.1	$ (103.3)	$ 317.8	$ 403.2	$ (68.8)	$ 334.4
Technology	181.7	(41.3)	140.4	139.5	(27.8)	111.7
Patents	4.5	(4.5)	—	4.5	(4.5)	—
Other	71.0	(45.7)	25.3	45.4	(32.0)	13.4
	678.3	(194.8)	483.5	592.6	(133.1)	459.5
Trademarks with indefinite lives	219.5	—	219.5	221.3	—	221.3
Total	$ 897.8	$ (194.8)	$ 703.0	$ 813.9	$ (133.1)	$ 680.8

[1] The gross carrying value of identifiable intangible assets acquired with the Ingénia acquisition consist of technology of $46.7, customer relationships of $23.5, definite-lived trademarks of $13.9, and backlog of $13.8.

Amortization expense was $64.5, $43.9 and $28.5 for the years ended December 31, 2024, 2023, and 2022, respectively. Estimated amortization expense is approximately $57.0 for 2025, $53.0 for 2026, $52.0 for 2027, $51.0 for 2028, and $50.0 for 2029.

At December 31, 2024, the net carrying value of intangible assets with determinable lives consisted of $379.4 in the HVAC reportable segment and $104.1 in the Detection and Measurement reportable segment. Trademarks with indefinite lives consisted of $156.5 in the HVAC reportable segment and $63.0 in the Detection and Measurement reportable segment.

As indicated in Note 1, we review goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter. In addition, we test goodwill for impairment on a more frequent basis if there are indications of potential impairment. In reviewing goodwill for impairment, we initially perform a qualitative analysis. If there is an indication of impairment, we then perform a quantitative analysis. Our quantitative analysis of trademarks is based on applying estimated royalty rates to projected revenues, with resulting cash flows discounted at a rate of return that reflects current market conditions.

During the fourth quarter of 2024, we performed our analyses on the goodwill of our reporting units. The fair value of the assets related to the Ingénia acquisition approximate their carrying value. If Ingénia is unable to achieve its current financial forecast, or there is a change in assumptions used in Ingénia's analysis (e.g., projected revenues and profit growth rates, discount rates, industry price multiples, etc.), we may be required to record an impairment charge in a future period related to its goodwill. As of December 31, 2024, Ingénia's goodwill totaled $133.6. During the fourth quarter of 2024, in connection with the annual impairment analyses of indefinite-lived intangible assets, we determined that the implied value of ASPEQ's trademarks approximated their carrying value. If ASPEQ is unable to achieve its current revenue forecast, or there is a change in assumptions used in ASPEQ's analysis (e.g., projected revenues and discount rates, etc.), we may be required to record an impairment charge in a future period related to its trademarks. As of December 31, 2024, ASPEQ's trademarks totaled $51.5.

During the fourth quarter of 2022, in connection with the annual impairment analyses of ULC's goodwill and indefinite-lived intangible assets, we determined that the carrying value of ULC's net assets exceeded the implied fair value of the business, resulting in an impairment charge of $12.9, with $12.0 related to goodwill and $0.9 to the ULC trademarks. After such impairment charge, ULC has no remaining goodwill and $5.4 of trademarks included in our consolidated balance sheet as of December 31, 2024.

During 2024, 2023, and 2022, we recorded impairment charges of $0.0, $0.0, and $0.5, respectively, related to certain other trademarks.

(11)   Employee Benefit Plans

Overview — Defined benefit pension plans cover a portion of our salaried and hourly paid employees, including certain employees in foreign countries. Beginning in 2001, we discontinued providing these pension benefits generally to newly hired employees. Effective January 31, 2018, we discontinued providing service credits to active participants.

We have domestic postretirement plans that provide health and life insurance benefits to certain retirees and their dependents. Beginning in 2003, we discontinued providing these postretirement benefits generally to newly hired employees.

The plan year-end date for all our plans is December 31.

Actuarial Gains and Losses — As indicated in Notes 1 and 2, changes in fair value of plan assets and actuarial gains and losses related to our pension and postretirement plans are recorded to earnings during the fourth quarter of each year, unless earlier remeasurement is required.

During the fourth quarter of 2023, we initiated the wind-up of our Canadian defined benefit pension plans (collectively, the "Canadian Pension Plans"). The Company has received regulatory approval for the wind-up and we expect the process to be completed during 2025. This action had no material impact on the consolidated financial statements for the years ended December 31, 2024 and 2023.

Defined Benefit Pension Plans

Plan assets — Our investment strategy is based on the long-term growth and protection of principal while mitigating overall risk to ensure that funds are available to pay benefit obligations. The domestic plan assets are invested in a broad range of investment classes, including fixed income securities and domestic and international equities. We engage various investment managers who are regularly evaluated on long-term performance, adherence to investment guidelines and the ability to manage risk commensurate with the investment style and objective for which they were hired. We continuously monitor the value of assets by class and routinely rebalance our portfolio with the goal of meeting our target allocations.

The strategy for bonds emphasizes investment-grade corporate and government debt with maturities matching the longer duration pension liabilities. The bonds strategy also includes a high yield element, although minimal, which is generally shorter in duration. The strategy for equity assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to global versus regional markets, fund types and fund managers. A small portion of U.S. plan assets is allocated to private equity partnerships and real estate asset fund investments (Level 3 assets) for diversification, providing opportunities for above market returns.

Allowable investments under the plan agreements include fixed income securities, equity securities, mutual funds, venture capital funds, real estate and cash and equivalents. In addition, investments in futures and option contracts, commodities and other derivatives are allowed in commingled fund allocations managed by professional investment managers. Investments prohibited under the plan agreements include private placements and short selling of stock. No shares of our common stock were held by our defined benefit pension plans as of December 31, 2024 or 2023.

Actual asset allocation percentages of each class of our domestic and foreign pension plan assets as of December 31, 2024 and 2023, along with the current targeted asset investment allocation percentages, each of which is based on the midpoint of an allocation range, were as follows:

Domestic Pension Plans

	Actual Allocations		Mid-point of Target Allocation Range
	2024	2023	2024
Fixed income common trust funds	66 %	53 %	66 %
Commingled global fund allocation	5 %	4 %	5 %
Global equity common trust funds	19 %	19 %	20 %
U.S. Government securities	8 %	20 %	9 %
Short-term investments and other [1]	2 %	4 %	— %
Total	100 %	100 %	100 %

[1] Short-term investments are generally invested in actively managed common trust funds or interest-bearing accounts.

Foreign Pension Plans

	Actual Allocations		Mid-point of Target Allocation Range
	2024	2023	2024
Global equity common trust funds	6 %	3 %	6 %
Fixed income common trust funds	76 %	73 %	85 %
Commingled global fund allocation	10 %	15 %	9 %
Short-term investments [1]	8 %	9 %	— %
Total	100 %	100 %	100 %

[1] Short-term investments are generally invested in actively managed common trust funds or interest-bearing accounts.

The fair values of pension plan assets at December 31, 2024, by asset class, were as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset class:				
Debt securities:				
Fixed income common trust funds [1][2]	$ 179.2	$ —	$ 179.2	$ —
U.S. Government securities	13.1	—	13.1	—
Equity securities:				
Global equity common trust funds [1][3]	35.2	—	35.2	—
Alternative investments:				
Commingled global fund allocations [1][4]	16.8	—	16.8	—
Other:				
Short-term investments [5]	10.6	4.3	6.3	—
Other	0.9	—	—	0.9
Total	$ 255.8	$ 4.3	$ 250.6	$ 0.9

The fair values of pension plan assets at December 31, 2023, by asset class, were as follows:

Asset class:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Debt securities:				
Fixed income common trust funds [1][2]	$ 180.3	$ —	$ 180.3	$ —
U.S. Government securities	34.4	—	34.4	—
Equity securities:				
Global equity common trust funds [1][3]	36.4	—	36.4	—
Alternative Investments:				
Commingled global fund allocations [1][4]	26.1	—	26.1	—
Other:				
Short-term investments [5]	17.4	14.7	2.7	—
Other	0.9	—	—	0.9
Total	$ 295.5	$ 14.7	$ 279.9	$ 0.9

[1] Common/commingled trust funds are similar to mutual funds, with a daily net asset value per share measured by the fund sponsor and used as the basis for current transactions. These investments, however, are not registered with the U.S. Securities and Exchange Commission and participation is not open to the public. The funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

[2] This class represents investments in actively managed common trust funds that invest in a variety of fixed income investments, which may include corporate bonds, both U.S. and non-U.S. municipal and government securities, interest rate swaps, options and futures.

[3] This class represents investments in actively managed common trust funds that invest primarily in equity securities, which may include common stocks, options and futures.

[4] This class represents investments in actively managed common trust funds with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, interest rate swaps, options and futures.

[5] Amounts are generally invested in actively managed common trust funds or interest-bearing accounts.

Employer Contributions — We currently fund U.S. pension plans in amounts equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus additional amounts that may be approved from time to time. During 2024, we made no contributions to our qualified domestic pension plans and made direct benefit payments of $5.5 to our non-qualified domestic pension plans. In 2025, we expect to make contributions of $2.0 to our qualified domestic pension plans and expect to make direct benefit payments of $5.0 to our non-qualified domestic pension plans.

In 2024, we made contributions of $1.6 to our foreign pension plans. In 2025, we expect to make contributions of $1.2 to our foreign pension plans.

Estimated Future Benefit Payments — Following is a summary, as of December 31, 2024, of the estimated future benefit payments for our pension plans in each of the next five fiscal years and in the aggregate for five fiscal years thereafter. Benefit payments are paid from plan assets or directly by us for our non-funded plans. The expected benefit payments are estimated based on the same assumptions used at December 31, 2024 to measure our obligations.

Estimated future benefit payments:

(Domestic and foreign pension plans)

	Domestic Pension Benefits	Foreign Pension Benefits
2025 [(1)]	$ 25.8	$ 30.7
2026	25.7	4.0
2027	24.1	4.3
2028	22.2	4.2
2029	21.9	4.2
Subsequent five years	86.8	25.4

[(1)] Payments for the foreign pension plans include amounts payable of $26.5 in connection with the Canadian Pension Plans wind-up mentioned above.

Obligations and Funded Status — The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. Our non-funded pension plans account for $42.8 of the current underfunded status, as these plans are not required to be funded. The following tables show the domestic and foreign pension plans' funded status and amounts recognized in our consolidated balance sheets:

	Domestic Pension Plans		Foreign Pension Plans	
	2024	2023	2024	2023
Change in projected benefit obligation:				
Projected benefit obligation — beginning of year	$ 245.7	$ 246.9	$ 120.2	$ 109.5
Service cost	—	—	—	—
Interest cost	12.1	13.0	5.6	5.6
Actuarial (gains) losses	(6.1)	7.6	(7.4)	5.4
Settlements	(0.2)	—	—	—
Benefits paid	(25.4)	(21.8)	(15.6)	(6.6)
Foreign exchange and other	—	—	(3.3)	6.3
Projected benefit obligation — end of year	$ 226.1	$ 245.7	$ 99.5	$ 120.2

The actuarial gains and losses for all pension plans in 2024 and 2023 were primarily related to a change in the discount rate used to measure the benefit obligations of those plans.

	Domestic Pension Plans		Foreign Pension Plans	
	2024	**2023**	**2024**	**2023**
Change in plan assets:				
Fair value of plan assets — beginning of year	$ 171.3	$ 176.8	$ 124.2	$ 115.9
Actual return on plan assets	1.3	10.9	(2.4)	6.9
Contributions (employer and employee)	5.5	5.4	1.6	1.8
Settlements	(0.2)	—	—	—
Benefits paid	(25.4)	(21.8)	(15.6)	(6.6)
Foreign exchange and other	—	—	(4.5)	6.2
Fair value of plan assets — end of year	$ 152.5	$ 171.3	$ 103.3	$ 124.2
Funded status at year-end	$ (73.6)	$ (74.4)	$ 3.8	$ 4.0
Amounts recognized in the consolidated balance sheets consist of:				
Other assets	$ 1.7	$ 1.9	$ 3.9	$ 4.1
Accrued expenses	(4.9)	(5.1)	—	—
Other long-term liabilities	(70.4)	(71.2)	(0.1)	(0.1)
Net amount recognized	$ (73.6)	$ (74.4)	$ 3.8	$ 4.0
Amount recognized in accumulated other comprehensive income (pre-tax) consists of — net prior service costs	$ —	$ —	$ 1.0	$ 1.0

The following is information about our pension plans that had accumulated benefit obligations in excess of the fair value of their plan assets at December 31, 2024 and 2023:

	Domestic Pension Plans		Foreign Pension Plans	
	2024	**2023**	**2024**	**2023**
Projected benefit obligation	$ 221.7	$ 241.1	$ 0.1	$ 0.1
Accumulated benefit obligation	221.7	241.1	0.1	0.1
Fair value of plan assets	146.4	164.8	—	—

The accumulated benefit obligation for all domestic and foreign pension plans was $226.1 and $99.5, respectively, at December 31, 2024 and $245.7 and $120.2, respectively, at December 31, 2023.

Components of Net Periodic Pension Benefit (Income) Expense — Net periodic pension benefit (income) expense for our domestic and foreign pension plans included the following components:

Domestic Pension Plans

	Year ended December 31,		
	2024	**2023**	**2022**
Service cost	$ —	$ —	$ —
Interest cost	12.1	13.0	10.5
Expected return on plan assets	(8.8)	(8.8)	(8.2)
Amortization of unrecognized prior service credits	—	—	(0.1)
Recognized net actuarial (gains) losses [1]	1.4	5.6	(1.6)
Total net periodic pension benefit expense	$ 4.7	$ 9.8	$ 0.6

---

[1] Consists primarily of our reported actuarial (gains) losses, the difference between actual and expected returns on plan assets, and settlement losses.

Foreign Pension Plans

	Year ended December 31,		
	2024	**2023**	**2022**
Service cost	$ —	$ —	$ —
Interest cost	5.6	5.6	3.7
Expected return on plan assets	(5.1)	(6.4)	(5.6)
Amortization of unrecognized prior service costs	—	—	0.1
Recognized net actuarial losses [(1)]	1.1	5.5	6.4
Total net periodic pension benefit expense	$ 1.6	$ 4.7	$ 4.6

[(1)] Consists primarily of our reported actuarial losses and the difference between actual and expected returns on plan assets.

Assumptions — Actuarial assumptions used in accounting for our domestic and foreign pension plans were as follows:

	Year ended December 31,		
	2024	**2023**	**2022**
Domestic Pension Plans			
Weighted-average actuarial assumptions used in determining net periodic pension expense:			
Discount rate [(1)]	5.18 %	5.54 %	3.99 %
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	5.47 %	5.23 %	3.23 %
Weighted-average actuarial assumptions used in determining year-end benefit obligations:			
Discount rate	5.57 %	5.18 %	5.54 %
Rate of increase in compensation levels	N/A	N/A	N/A
Foreign Pension Plans			
Weighted-average actuarial assumptions used in determining net periodic pension expense:			
Discount rate	4.83 %	5.15 %	2.19 %
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	5.20 %	6.08 %	3.44 %
Weighted-average actuarial assumptions used in determining year-end benefit obligations:			
Discount rate	5.46 %	4.83 %	5.15 %
Rate of increase in compensation levels	N/A	N/A	N/A

[(1)] The discount rate for the year ended December 31, 2022 includes adjustments due to remeasurements in the U.S. Plan during the second and third quarters of 2022.

We review the pension assumptions annually. Pension income or expense for the year is determined using assumptions as of the beginning of the year (except for the effects of recognizing changes in the fair value of plan assets and actuarial gains and losses in the fourth quarter of each year), while the funded status is determined using assumptions as of the end of the year. We determined assumptions and established them at the respective balance sheet date using the following principles: (i) the expected long-term rate of return on plan assets is established based on forward looking long-term expectations of asset returns over the expected period to fund participant benefits based on the target investment mix of our plans and (ii) the discount rate is primarily determined by matching the expected projected benefit obligation cash flows for each of the plans to a yield curve that is representative of long-term, high-quality (rated AA or higher) fixed income debt instruments as of the measurement date.

Postretirement Benefit Plans

Transfer of Retiree Life Insurance Benefits — On February 17, 2022, we transferred a portion of our existing liability under the SPX Postretirement Benefit Plans (the "Plans") for a group of participants with retiree life insurance benefits to an insurance carrier for consideration paid to the insurance carrier of $10.0. This transaction resulted in a settlement loss of $0.7 recorded to

"Other expense, net" during 2022. In addition, and in connection with this transfer, we remeasured the assets and liabilities of the Plans as of the transfer date, which resulted in an actuarial gain of $0.4 recorded to "Other expense, net".

Employer Contributions and Future Benefit Payments — Our postretirement medical plans are unfunded and have no plan assets, but are instead funded by us on a pay-as-you-go basis in the form of direct benefit payments or policy premium payments. In 2024, we made benefit payments of $4.0 to our postretirement benefit plans. Following is a summary, as of December 31, 2024, of the estimated future benefit payments for our postretirement plans in each of the next five fiscal years and in the aggregate for five fiscal years thereafter. The expected benefit payments are estimated based on the same assumptions used at December 31, 2024 to measure our obligations.

	Postretirement Payments
2025	$ 3.4
2026	3.1
2027	2.8
2028	2.5
2029	2.3
Subsequent five years	13.3

Obligations and Funded Status — The following tables show the postretirement plans' funded status and amounts recognized in our consolidated balance sheets:

	Postretirement Plans	
	2024	2023
Change in projected postretirement benefit obligation:		
Projected postretirement benefit obligation — beginning of year	$ 29.7	$ 32.1
Interest cost	1.2	1.4
Actuarial losses	0.1	0.2
Benefits paid	(4.0)	(4.0)
Projected postretirement benefit obligation — end of year	$ 27.0	$ 29.7
Funded status at year-end	$ (27.0)	$ (29.7)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued expenses	$ (3.3)	$ (3.6)
Other long-term liabilities	(23.7)	(26.1)
Net amount recognized	$ (27.0)	$ (29.7)
Amount recognized in accumulated other comprehensive income (pre-tax) consists of — net prior service credits	$ (4.1)	$ (7.2)

The actuarial losses for our postretirement benefit plans in 2024 and 2023 were primarily related to a change in the discount rate used to measure the benefit obligations of those plans.

The net periodic postretirement benefit income included the following components:

	Year ended December 31,		
	2024	2023	2022
Service cost	$ —	$ —	$ —
Interest cost	1.2	1.4	1.1
Amortization of unrecognized prior service credits	(3.1)	(3.9)	(4.4)
Settlement loss [1]	—	—	0.7
Recognized net actuarial (gains) losses	0.1	0.2	(7.0)
Net periodic postretirement benefit income	$ (1.8)	$ (2.3)	$ (9.6)

---

[1] Relates to the transfer of the retiree life insurance benefits obligation.

Actuarial assumptions used in accounting for our domestic postretirement plans were as follows:

	Year ended December 31,		
	2024	**2023**	**2022**
Assumed health care cost trend rates:			
Health care cost trend rate for next year	6.50 %	6.75 %	7.00 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00 %	5.00 %	5.00 %
Year that the rate reaches the ultimate trend rate	2031	2031	2031
Discount rate used in determining net periodic postretirement benefit expense [1]	5.16 %	5.50 %	2.84 %
Discount rate used in determining year-end postretirement benefit obligation	5.48 %	5.16 %	5.50 %

_____

[1] The discount rate for the year ended December 31, 2022 includes an adjustment due to a remeasurement in the Plans that took place in the first quarter of 2022.

The accumulated postretirement benefit obligation was determined using the terms and conditions of our various plans, together with relevant actuarial assumptions and health care cost trend rates. It is our policy to review the postretirement assumptions annually. The assumptions are determined by us and are established based on our prior experience and our expectations that future health care cost trend rates will decline. In addition, we consider advice from independent actuaries.

Defined Contribution Retirement Plans

We maintain a defined contribution retirement plan (the "DC Plan") pursuant to Section 401(k) of the U.S. Internal Revenue Code. Under the DC Plan, eligible U.S. employees may voluntarily contribute up to 50% of their compensation into the DC Plan and we match a portion of participating employees' contributions. Our matching contributions are primarily made in newly issued shares of SPX common stock and are issued at the prevailing market price. The matching contributions vest with the employee immediately upon the date of the match and there are no restrictions on the resale of SPX common stock held by employees.

Under the DC Plan, we contributed 0.084, 0.127 and 0.149 shares of our common stock to employee accounts in 2024, 2023, and 2022, respectively. Compensation expense is recorded based on the market value of shares as the shares are contributed to employee accounts. We recorded $10.9 in 2024, $9.8 in 2023, and $7.8 in 2022, as compensation expense related to the matching contribution.

Certain collectively-bargained employees participate in the DC Plan with company contributions not being made in SPX common stock, although SPX common stock is offered as an investment option under these plans.

We also maintain a Supplemental Retirement Savings Plan ("SRSP"), which permits certain members of our senior management and executive groups to defer eligible compensation in excess of the amounts allowed under the DC Plan. We match a portion of participating employees' deferrals to the extent allowable under the SRSP provisions. The matching contributions vest with the participant immediately. Our funding of the participants' deferrals and our matching contributions are held in certain mutual funds (as allowed under the SRSP), as directed by the participant. The fair values of these assets, which totaled $16.2 and $14.0 at December 31, 2024 and 2023, respectively, are based on quoted prices in active markets for identical assets (Level 1). In addition, the assets under the SRSP are available to the general creditors in the event of our bankruptcy and, thus, are maintained on our consolidated balance sheets within "Other assets," with a corresponding amount in "Other long-term liabilities" for our obligation to the participants. Lastly, these assets are accounted for as trading securities. During 2024, 2023, and 2022, we recorded compensation expense of $0.4, $0.2, and $0.2, respectively relating to our matching contributions to the SRSP.

(12)   Income Taxes

Income (loss) from continuing operations before income taxes and the (provision for) benefit from income taxes consisted of the following:

		Year ended December 31,				
		2024		**2023**		**2022**
Income (loss) from continuing operations:						
United States	$	172.2	$	118.0	$	(37.7)
Foreign		83.2		68.3		64.8
	$	255.4	$	186.3	$	27.1
Provision for income taxes:						
Current:						
United States	$	(47.5)	$	(51.1)	$	(18.9)
Foreign		(21.2)		(15.7)		(9.8)
Total current		(68.7)		(66.8)		(28.7)
Deferred and other:						
United States		7.1		21.3		17.2
Foreign		8.0		3.9		4.2
Total deferred and other		15.1		25.2		21.4
Total provision	$	(53.6)	$	(41.6)	$	(7.3)

The reconciliation of income tax computed at the U.S. federal statutory tax rate to our effective income tax rate was as follows:

	Year ended December 31,		
	2024	**2023**	**2022**
Tax at U.S. federal statutory rate	21.0 %	21.0 %	21.0 %
State and local taxes, net of U.S. federal benefit	3.6 %	3.5 %	9.6 %
U.S. credits and exemptions	(1.9)%	(2.1)%	(13.4)%
Foreign earnings/losses taxed at different rates	1.4 %	0.6 %	(9.7)%
Nondeductible expenses	1.2 %	2.0 %	7.7 %
Adjustments to uncertain tax positions	0.4 %	(0.6)%	(9.4)%
Changes in valuation allowance	(0.4)%	(1.0)%	(19.6)%
Share-based compensation	(4.3)%	(1.0)%	(6.4)%
Goodwill impairment and basis adjustments	— %	— %	(3.9)%
Adjustments to contingent consideration	— %	— %	(0.9)%
Non-deductible loss on Asbestos Portfolio Sale [1]	— %	— %	53.7 %
Other	— %	(0.1)%	(1.8)%
	21.0 %	22.3 %	26.9 %

_____

[1] The income tax benefit associated with the loss of $73.9 on the Asbestos Portfolio Sale totaled $1.1.

Significant components of our deferred tax assets and liabilities were as follows:

| | As of December 31, | |
	2024	2023
Deferred tax assets:		
NOL and credit carryforwards	$ 84.6	$ 88.9
Pension, other postretirement and postemployment benefits	25.9	26.8
Payroll and compensation	18.0	18.6
Legal, environmental and self-insurance accruals	11.8	23.4
Working capital accruals	27.0	20.0
Research and experimental expenditures	35.9	25.6
Other	5.6	4.3
Total deferred tax assets	208.8	207.6
Valuation allowance	(77.0)	(75.2)
Net deferred tax assets	131.8	132.4
Deferred tax liabilities:		
Intangible assets recorded in acquisitions	171.8	159.4
Basis difference in affiliates	15.9	17.4
Accelerated depreciation	30.0	16.1
Other	4.4	9.0
Total deferred tax liabilities	222.1	201.9
	$ (90.3)	$ (69.5)

General Matters

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess deferred tax assets to determine if they are likely to be realized and the adequacy of deferred tax liabilities, incorporating the results of local, state, federal and foreign tax audits into our estimates and judgments.

At December 31, 2024, we had $14.7 of federal, $154.5 of state, and $211.4 of foreign tax loss carryforwards available. We also had federal and state tax credit carryforwards of $10.4. Of these amounts, $6.1 expire in 2025 and $153.8 expire at various times between 2026 and 2043. The remaining carryforwards have no expiration date.

Realization of deferred tax assets, including those associated with net operating loss and credit carryforwards, is dependent upon generating sufficient taxable income in the appropriate tax jurisdiction. We believe that it is more likely than not that we may not realize the benefit of certain of these deferred tax assets and, accordingly, have established a valuation allowance against these deferred tax assets. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that the deferred tax assets will be realized through future taxable earnings or tax planning strategies. However, deferred tax assets could be reduced in the near term if our estimates of taxable income are significantly reduced or tax planning strategies are no longer viable. Our valuation allowance increased by $1.8 in 2024 and increased by $6.1 in 2023. The 2024 increase was primarily driven by the generation of certain attributes in foreign jurisdictions where we believe it is more likely than not that such attributes will not be realized.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions. These deductions can vary from year-to-year, and, consequently, the amount of income taxes paid in future years will vary from the amounts paid in prior years.

Undistributed Foreign Earnings

In general, it is our practice and intention to reinvest the earnings of our non-U.S. subsidiaries in those operations. As of December 31, 2024, we had $329.0 of undistributed earnings of our foreign subsidiaries. The majority of these earnings have already been reinvested in our overseas businesses. Further, we believe future domestic cash generation will be sufficient to meet future domestic cash needs. For this reason, we have not recorded a provision for U.S. or foreign withholding taxes on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. Generally, such amounts may become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of a deferred tax liability related to the undistributed earnings of our foreign subsidiaries in the event that these earnings are no longer considered to be indefinitely reinvested, due to the hypothetical nature of the calculation.

Unrecognized Tax Benefits

As of December 31, 2024, we had gross and net unrecognized tax benefits of $3.7 and $3.1, respectively. All of these net unrecognized tax benefits would impact our effective tax rate from continuing operations if recognized. Similarly, at December 31, 2023 and 2022, we had gross unrecognized tax benefits of $2.2 (net unrecognized tax benefits of $2.2) and $4.5 (net unrecognized tax benefits of $4.0), respectively.

We classify interest and penalties related to unrecognized tax benefits as a component of our income tax provision/benefit. As of December 31, 2024, gross and net accrued interest totaled $1.4, while the related amounts as of December 31, 2023 and 2022 were gross accrued interest of $1.3 (net accrued interest of $1.3) and $1.9 (net accrued interest of $1.7), respectively. Our income tax provision for the years ended December 31, 2024, 2023, and 2022 included gross interest income of $0.1, $0.2, and $0.6, respectively, resulting from adjustments to our liability for uncertain tax positions. As of December 31, 2024, 2023, and 2022, we had no accrual for penalties included in our unrecognized tax benefits.

Based on the outcome of certain examinations or as a result of the expiration of statutes of limitations for certain jurisdictions, we believe that within the next 12 months it is reasonably possible that our previously unrecognized tax benefits could decrease by up to $1.0. The previously unrecognized tax benefits relate to a variety of tax matters including transfer pricing and various state matters.

The aggregate changes in the balance of unrecognized tax benefits for the years ended December 31, 2024, 2023, and 2022 were as follows:

	Year ended December 31,		
	2024	**2023**	**2022**
Unrecognized tax benefit — opening balance	$ 2.2	$ 4.5	$ 7.1
Gross increases — tax positions in prior period	1.4	—	—
Gross decreases — tax positions in prior period	—	(1.1)	(0.7)
Gross increases — tax positions in current period	0.5	0.1	0.1
Settlements	—	(1.0)	—
Statute expirations	(0.4)	(0.3)	(1.9)
Change due to foreign currency exchange rates	—	—	(0.1)
Unrecognized tax benefit — ending balance	$ 3.7	$ 2.2	$ 4.5

Organization for Economic Co-operation and Development ("OECD") Pillar Two Model Rules

In December 2021, the OECD issued model rules for a new global minimum tax framework ("Pillar Two"), and various governments around the world have issued, or are in the process of issuing, legislation to implement these rules. The Company is within the scope of the OECD Pillar Two model rules and continues to assess the ultimate impact thereof. As of December 31, 2024, we have accrued $1.8 related to these taxes.

Other Tax Matters

During 2024, our income tax provision was impacted most significantly by (i) $11.0 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period and (ii) $0.7 of tax benefits related to changes in our estimate of valuation allowances recognized against certain deferred tax assets, as we now expect to realize these deferred tax assets.

During 2023, our income tax provision was impacted most significantly by (i) $2.3 of tax benefits related to changes in our estimate of valuation allowances recognized against certain deferred tax assets as we now expect to realize these deferred tax assets, (ii) $1.8 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period, and (iii) $1.1 of tax benefits related to revisions to liabilities for uncertain tax positions.

During 2022, our income tax provision was impacted most significantly by (i) the loss on the Asbestos Portfolio Sale (see Note 4) which generated a tax benefit of only $1.1, (ii) a tax benefit of $4.7 related to the release of valuation allowances recognized against certain deferred tax assets, as we now expect to realize these deferred tax assets, primarily due to the 2022 Holding Company Reorganization (see Note 1), (iii) $3.0 of tax benefits related to statute expirations and other revisions to liabilities for uncertain tax positions, and (iv) $1.7 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the year.

We perform reviews of our income tax positions on a continuous basis and accrue for potential uncertain positions when we determine that a tax position meets the criteria of the Income Taxes Topic of the Codification. Accruals for these uncertain tax positions are recorded in "Income taxes payable" and "Deferred and other income taxes" in the accompanying consolidated balance sheets based on the expectation as to the timing of when the matters will be resolved. As events change and resolutions occur, these accruals are adjusted, such as in the case of audit settlements with taxing authorities.

U.S. Federal income tax returns are subject to examination for a period of three years after filing the return. We are not currently under examination by the Internal Revenue Service and believe any contingencies in open years are adequately provided for.

State income tax returns generally are subject to examination for a period of three to five years after filing the respective tax returns. The impact on such tax returns of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. We regularly have various state income tax returns in the process of examination. We believe any uncertain tax positions related to these examinations have been adequately provided for.

We regularly have various foreign income tax returns under examination. We believe that any uncertain tax positions related to these examinations have been adequately provided for.

An unfavorable resolution of one or more of the above matters could have a material adverse effect on our results of operations or cash flows in the period in which an adjustment is recorded or the tax is due or paid. As audits and examinations are still in process, the timing of the ultimate resolution and any payments that may be required for the above matters cannot be determined at this time.

(13) Indebtedness

The following summarizes our debt activity (both current and non-current) for the year ended December 31, 2024:

	December 31, 2023		Borrowings		Repayments		Other [5]		December 31, 2024
Revolving loans[1]	$	—	$	384.8	$	(304.8)	$	—	$	80.0
Term loans [2]		539.9		—		(17.0)		0.5		523.4
Trade receivables financing arrangement [3]		16.0		272.0		(279.0)		—		9.0
Other indebtedness [4]		2.4		0.1		(1.3)		1.1		2.3
Total debt		558.3	$	656.9	$	(602.1)	$	1.6		614.7
Less: short-term debt		17.9								10.1
Less: current maturities of long-term debt		17.3								27.6
Total long-term debt	$	523.1							$	577.0

_____

[1] The revolving loan facility extends through August 2027 under the terms of our senior credit agreement and is primarily used to provide liquidity for funding acquisitions, including related fees and expenses, and was utilized as the primary funding mechanism for the Ingénia acquisition.

[2] The term loans are repayable in quarterly installments equal to 1.25% of the initial term loan balances of $545.0, in all quarters of 2025 and 2026, and the first two quarters of 2027. The remaining balances are payable in full on August 12, 2027. Balances are net of unamortized debt issuance costs of $1.2 and $1.7 at December 31, 2024 and December 31, 2023, respectively.

[3] Under this arrangement, we can borrow, on a continuous basis, up to $100.0, as available. Borrowings under this arrangement are collateralized by eligible trade receivables of certain of our businesses. At December 31, 2024, we had $61.7 of available borrowing capacity under this facility after giving effect to outstanding borrowings of $9.0.

[4] Primarily includes balances under a purchase card program of $1.1 and $1.9 and finance lease obligations of $1.2 and $0.5 at December 31, 2024 and December 31, 2023, respectively. The purchase card program allows for payment beyond the normal payment terms for goods and services acquired under the program. As this arrangement extends the payment of these purchases beyond their normal payment terms through third-party lending institutions, we have classified these amounts as short-term debt.

[5] "Other" includes the impact of amortization of debt issuance costs associated with the term loans.

Maturities of long-term debt payable during each of the five years subsequent to December 31, 2024 are $27.6, $27.7, $550.3, $0.2, and $0.1, respectively.

Senior Credit Facilities

On August 30, 2024, we entered into a Second Amendment to the Amended and Restated Credit Agreement and Incremental Facility Activation Notice (the "Second Amendment") with Bank of America, N.A., as administrative agent (the "Administrative Agent"), the lenders party thereto, and certain domestic subsidiaries of the Company, as guarantors, which amended our prior Amended and Restated Credit Agreement, dated as of August 12, 2022 (as amended, the "Credit Agreement") with the lenders party thereto, Deutsche Bank AG, as foreign trade facility agent, and the Administrative Agent.

The Second Amendment increases the aggregate revolving credit commitments under the Credit Agreement from $500.0 to $1,000.0 and makes certain conforming changes and other amendments to the Credit Agreement. We expect to utilize the increased revolving credit capacity to finance, in part, permitted acquisitions, to pay related fees, costs and expenses and for other lawful corporate purposes. In connection with the Second Amendment, we capitalized $2.6 of debt issuance costs within "Other assets" on the consolidated balance sheet as of December 31, 2024.

On April 21, 2023, we entered into an Incremental Facility Activation Notice with Bank of America, N.A., as administrative agent, and the lenders party thereto, which amended the Amended and Restated Credit Agreement, dated as of August 12, 2022, among the Company, the lenders party thereto, Deutsche Bank AG, as foreign trade facility agent, and the Administrative Agent ("Incremental Amendment").

The Incremental Amendment provides for an Incremental Term Loan in the aggregate amount of $300.0, which was available in up to three drawings (subject to customary conditions) from the Incremental Amendment Effective Date to October 18, 2023 ("Incremental Term Loan"). The proceeds of the Incremental Term Loan were available to be used to finance, in part, permitted acquisitions, to pay related fees, costs and expenses and for other lawful corporate purposes. The Incremental Term Loan will mature on August 12, 2027. We may voluntarily prepay the Incremental Term Loan, in whole or in part, without premium or penalty. In June 2023, we borrowed $300.0 under the Incremental Term Loan in connection with the ASPEQ acquisition.

The credit facilities (the "Senior Credit Facilities") under the Credit Agreement consist of the following at December 31, 2024 (each with a final maturity of August 12, 2027):

- Term loan facilities with original aggregate principal amounts of $545.0 ($245.0 and $300.0 related to our original term loan and the Incremental Term Loan, respectively);

- A multicurrency revolving credit facility, available for loans and letters of credit in Dollars, Euro, Sterling and other currencies, in an aggregate principal amount up to the equivalent of $1,000.0 (with sub-limits equal to the equivalents of $200.0 for financial letters of credit, $50.0 for non-financial letters of credit, and $150.0 for non-U.S. exposure); and

- A bilateral foreign credit instrument facility, available for performance letters of credit and bank undertakings, in an aggregate principal amount in various currencies up to the equivalent of $25.0.

The Credit Agreement also:

- Requires that we maintain a Consolidated Leverage Ratio (defined in the Credit Agreement) as of the last day of any fiscal quarter of not more than 3.75 to 1.00 (or (i) 4.00 to 1.00 for the four fiscal quarters after certain permitted acquisitions or (ii) 4.25 to 1.00 for the four fiscal quarters after certain permitted acquisitions with a minimum amount financed by unsecured debt);

- Requires that we maintain a Consolidated Interest Coverage Ratio (defined in the Credit Agreement) as of the last day of any fiscal quarter of at least 3.00 to 1.00;

- Allows SPX to seek additional commitments, without consent from the existing lenders, to add incremental term loan facilities and/or increase the commitments in respect of the revolving credit facility and/or the bilateral foreign credit instrument facility by up to an aggregate principal amount not to exceed (x) the greater of (i) $200.0 and (ii) the amount of Consolidated EBITDA (as defined in the Credit Agreement) for the four fiscal quarters ended most recently before the date of determination, plus (y) an unlimited amount so long as, immediately after giving effect thereto, our Consolidated Senior Secured Leverage Ratio (defined in the Credit Agreement generally as the ratio of consolidated total debt (excluding the face amount of undrawn letters of credit, bank undertakings, or analogous instruments and net of unrestricted cash and cash equivalents) at the date of determination secured by liens to Consolidated EBITDA for the four fiscal quarters ended most recently before such date) does not exceed 2.75:1.00, plus (z) an amount equal to all voluntary prepayments of the term loan facility and voluntary prepayments accompanied by permanent commitment reductions of the revolving credit facility and foreign credit instrument facility; and

- Establishes per annum fees charged and applies interest rate margins to all the credit facilities under the Credit Agreement, other than the Incremental Term Loan, as follows:

Consolidated Leverage Ratio	Revolving Commitment Fee	Financial Letter of Credit Fee	Foreign Credit Instrument ("FCI") Commitment Fee	FCI Fee and Non-Financial Letter of Credit Fee	Term Secured Overnight Financing Rate ("SOFR") Loans/ Alternative Currency Loans	ABR Loans
Greater than or equal to 3.00 to 1.00	0.275 %	1.750 %	0.275 %	1.000 %	1.750 %	0.750 %
Between 2.00 to 1.00 and 3.00 to 1.00	0.250 %	1.500 %	0.250 %	0.875 %	1.500 %	0.500 %
Between 1.50 to 1.00 and 2.00 to 1.00	0.225 %	1.375 %	0.225 %	0.800 %	1.375 %	0.375 %
Less than 1.50 to 1.00	0.200 %	1.250 %	0.200 %	0.750 %	1.250 %	0.250 %

The commitment fee rate and interest rate margins for the Incremental Term Loan are as follows:

Consolidated Leverage Ratio	Commitment Fee	Term SOFR Loans	ABR Loans
Less than 2.00 to 1.0	0.225 %	1.500 %	0.500 %
Greater than or equal to 2.00 to 1.0 but less than 3.00 to 1.0	0.250 %	1.625 %	0.625 %
Greater than or equal to 3.00 to 1.0	0.275 %	1.875 %	0.875 %

The interest rates applicable to loans under the Senior Credit Facilities are, at our option, equal to either (i) an alternate base rate (the highest of (a) the federal funds effective rate plus 0.5%, (b) the prime rate of Bank of America, N.A., and (c) the one-month Term SOFR rate plus 1.0%) or (ii) the Term SOFR rate for the applicable interest period plus 0.1%, plus, in each case, an applicable margin percentage, which varies based on the Consolidated Leverage Ratio (defined in the Credit Agreement generally as the ratio of consolidated total debt (excluding the face amount of undrawn letters of credit, bank undertakings or analogous instruments and net of unrestricted cash and cash equivalents) at the date of determination to Consolidated EBITDA for the four fiscal quarters ended most recently before such date). The interest rates applicable to loans in other currencies under the Senior Credit Facilities are, at the applicable borrower's option, equal to either (a) an adjusted alternative currency daily rate or (b) an adjusted alternative currency term rate for the applicable interest period, plus, in each case, the applicable margin percentage. The borrowers may elect interest periods of one, three or six months (and, if consented to by all relevant lenders, any other period not greater than twelve months) for term rate borrowings, subject in each case to availability in the applicable currency.

The weighted-average interest rate of outstanding borrowings under our Senior Credit Facilities was approximately 5.8% at December 31, 2024.

The fees and bilateral foreign credit commitments are as specified above for foreign credit commitments unless otherwise agreed with the bilateral foreign issuing lender. We also pay fronting fees on the outstanding amounts of letters of credit and foreign credit instruments (in the participation facility) at the rates of 0.125% per annum and 0.25% per annum, respectively.

SPX Enterprises, LLC, a direct wholly owned subsidiary of the Company, is the borrower under each of above facilities, and SPX may designate certain foreign subsidiaries to be borrowers under the revolving credit facility and the foreign credit instrument facility. All borrowings and other extensions of credit under the Credit Agreement are subject to the satisfaction of customary conditions, including absence of defaults and accuracy in material respects of representations and warranties.

The letters of credit under the revolving credit facility are stand-by letters of credit requested by SPX on behalf of any of our subsidiaries or certain joint ventures. The foreign credit instrument facility is used to issue foreign credit instruments, including bank undertakings to support our operations.

The Credit Agreement requires mandatory prepayments in amounts equal to the net proceeds from the sale or other disposition of (including from any casualty to, or governmental taking of) property in excess of specified values (other than in the ordinary course of business and subject to other exceptions) by SPX. Mandatory prepayments will be applied first to repay amounts outstanding under any term loans and then to amounts outstanding under the revolving credit facility (without reducing the commitments thereunder). No prepayment is required generally to the extent the net proceeds are reinvested (or committed to be reinvested) in permitted acquisitions, permitted investments or assets to be used in the business of SPX within 360 days (and if committed to be reinvested, actually reinvested within 180 days after the end of such 360-day period) of the receipt of such proceeds.

We may voluntarily prepay loans under the Credit Agreement, in whole or in part, without premium or penalty. Any voluntary prepayment of loans will be subject to reimbursement of the lenders' breakage costs in the case of a prepayment of term rate borrowings other than on the last day of the relevant interest period. Indebtedness under the Credit Agreement is guaranteed by:

- Each existing and subsequently acquired or organized domestic material subsidiary with specified exceptions; and

- SPX with respect to the obligations of our foreign borrower subsidiaries under the revolving credit facility and the bilateral foreign credit instrument facility.

Indebtedness under the Credit Agreement is secured by a first priority pledge and security interest in 100% of the capital stock of our domestic subsidiaries (with certain exceptions) or our domestic subsidiary guarantors and 65% of the voting capital stock (and 100% of the non-voting capital stock) of material first-tier foreign subsidiaries (with certain exceptions). If SPX obtains a corporate credit rating from Moody's and S&P and such corporate credit rating is less than "Ba2" (or not rated) by Moody's and less than "BB" (or not rated) by S&P, then SPX and our domestic subsidiary guarantors are required to grant security interests, mortgages and other liens on substantially all of their assets. If SPX's corporate credit rating is "Baa3" or better by Moody's or "BBB-" or better by S&P and no defaults would exist, then all collateral security is to be released and the indebtedness under the Credit Agreement will be unsecured.

The Credit Agreement also contains covenants that, among other things, restrict our ability to incur additional indebtedness, grant liens, make investments, loans, guarantees, or advances, make restricted junior payments, including dividends, redemptions of capital stock, and voluntary prepayments or repurchase of certain other indebtedness, engage in mergers, acquisitions or sales of assets, enter into sale and leaseback transactions, or engage in certain transactions with affiliates, and otherwise restrict certain corporate activities. The Credit Agreement contains customary representations, warranties, affirmative covenants and events of default.

We are permitted under the Credit Agreement to repurchase capital stock and pay cash dividends in an unlimited amount if our Consolidated Leverage Ratio is (after giving pro forma effect to such payments) less than 2.75 to 1.00. If our Consolidated Leverage Ratio is (after giving pro forma effect to such payments) greater than or equal to 2.75 to 1.00, the aggregate amount of such repurchases and dividend declarations cannot exceed (A) $100.0 in any fiscal year plus (B) an additional amount for all such repurchases and dividend declarations made after September 1, 2015 equal to the sum of (i) $100.0 plus (ii) a positive amount equal to 50% of cumulative Consolidated Net Income (as defined in the Credit Agreement generally as consolidated net income subject to certain adjustments solely for the purposes of determining this basket) during the period from September 1, 2015 to the end of the most recent fiscal quarter preceding the date of such repurchase or dividend declaration for which financial statements have been (or were required to be) delivered (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit) plus (iii) certain other amounts, less our previous usage of such additional amount for certain other investments and restricted junior payments.

At December 31, 2024, we had $909.0 of available borrowing capacity under our revolving credit facilities, after giving effect to borrowings under the domestic revolving loan facilities of $80.0 and $11.0 reserved for outstanding letters of credit. In addition, at December 31, 2024, we had $8.0 of available issuance capacity under our foreign credit instrument facilities after giving effect to $17.0 reserved for outstanding letters of credit.

At December 31, 2024, we were in compliance with all covenants of our Credit Agreement.

During the second quarter of 2023, we capitalized $1.3 of debt issuance costs associated with the Incremental Term Loan. In connection with an August 2022 amendment of the Credit Agreement, we recorded charges of $1.1 to "Loss on amendment/ refinancing of senior credit agreement" related to the write-off of a portion of the unamortized deferred financing costs totaling $0.7 and transaction costs of $0.4. Additionally, $1.5 of fees paid in connection with the August 2022 amendment were capitalized, with $1.2 related to our revolving loans and $0.3 related to the initial term loan.

Other Borrowings and Financing Activities

Certain of our businesses purchase goods and services under a purchase card program allowing for payment beyond their normal payment terms. As of December 31, 2024 and 2023, the participating businesses had $1.1 and $1.9, respectively, outstanding under this arrangement.

During the third quarter of 2024, we renewed for a period of 12 months, and increased the capacity of, our trade receivables financing agreement, whereby we can borrow, on a continuous basis, up to $100.0. Availability of funds may fluctuate over time given, among other things, changes in eligible receivable balances, but will not exceed the $100.0 program limit. The facility contains representations, warranties, covenants and indemnities customary for facilities of this type. The facility does not contain any covenants that we view as materially constraining to the activities of our business.

In addition, we maintain an uncommitted line of credit facility in China which is available to fund operations in this region, when necessary, at the discretion of the lender. At December 31, 2024, the aggregate amount of borrowing capacity under this facility was $10.0, while there were no borrowings outstanding.

Company-owned Life Insurance

The Company has investments in COLI policies, which are recorded at their cash surrender value at each balance sheet date. The Company has the ability to borrow against a portion of its investments in the COLI policies as an additional source of liquidity. During 2024, the Company borrowed $41.2 against the cash surrender value of these COLI policies, after which minimal capacity to borrow against the policies remains. Such borrowings were primarily used to pay down amounts payable under the revolving credit facility. The amounts borrowed incur interest at a weighted-average rate of 5.3%. See Note 1 for additional details of the COLI policies.

(14) Derivative Financial Instruments and Concentrations of Credit Risk

Interest Rate Swaps

In 2020, we entered into interest swap agreements ("Initial Swaps") that covered the period through November 2024, and effectively converted borrowings under our senior credit facilities to a fixed rate of 1.077%, plus the applicable margin. In September 2024, commensurate with the Second Amendment, we entered into additional interest rate swap agreements ("Additional Swaps"). The Additional Swaps have a notional amount of $524.6, cover the period from December 2024 to June 2026, and effectively convert this portion of the borrowings under our senior credit facilities to a fixed rate of 3.58%, plus the applicable margin. We have designated, and are accounting for, our Additional Swaps (and, prior to their maturity, accounted for the Initial Swaps) as cash flow hedges.

In connection with an August 2022 amendment of the Credit Agreement, the Initial Swaps were amended to be based on SOFR as opposed to LIBOR. As mentioned in Note 3, we applied the optional expedient per ASU No. 2020-04, No. 2021-01, and 2022-06 and, thus, continued to designate and account for the Initial Swaps as cash flow hedges.

As of December 31, 2024 and 2023, the unrealized gain, net of tax, recorded in AOCI was $2.6 and $5.7, respectively. In addition, as of December 31, 2024 and 2023, the fair value of our interest rate swap agreements was $3.4 (with $2.7 recorded as a current asset and $0.7 as a non-current asset) and $7.5 recorded as a current asset, respectively. Changes in fair value of our interest rate swap agreements are reclassified into earnings as a component of interest expense when the forecasted transaction impacts earnings.

Currency Forward Contracts

We manufacture and sell our products in a number of countries and, as a result, are exposed to movements in foreign currency exchange rates. Our objective is to preserve the economic value of non-functional currency-denominated cash flows and to minimize the impact of changes as a result of currency fluctuations. Our principal currency exposures relate to the South African Rand, British Pound Sterling, Canadian Dollar, and Euro.

From time to time, we enter into forward contracts to manage the exposure on contracts with forecasted transactions denominated in non-functional currencies which manage the risk of transaction gains and losses associated with assets/liabilities denominated in currencies other than the functional currency of certain subsidiaries ("FX forward contracts"). Certain of our FX forward contracts are designated as cash flow hedges. Changes in these derivatives' fair value are included in AOCI and are reclassified into earnings as a component of revenues or cost of products sold, as applicable, when the forecasted transaction impacts earnings. In addition, if the forecasted transaction is no longer probable, the cumulative change in the derivatives' fair value is recorded into earnings in the period in which the transaction is no longer considered probable of occurring.

We had FX forward contracts with an aggregate notional amount of $22.9 and $9.4 outstanding as of December 31, 2024 and 2023, respectively, with all of the $22.9 scheduled to mature within one year. There were no unrealized gains/losses recorded in AOCI related to FX forward contracts designated as cash flow hedges as of December 31, 2024 and 2023. The fair value of our FX forward contracts was less than $0.1 at December 31, 2024 and 2023.

In addition to the above, we entered FX forward contracts associated with the Settlement Agreement to mitigate our exposure to fluctuations in the South African Rand, with a notional amount of South African Rand 480.9 (or $24.9 at the time of execution) and a fair value of $1.3, which was included within "Assets of DBT and Heat Transfer" on the consolidated balance sheet as of December 31, 2023. We designated and accounted for these FX forward contracts as fair value hedges. These FX forward contracts matured during the third quarter of 2024 commensurate with the final payment under the Settlement Agreement, resulting in cash received of $2.0 presented within "Net cash used in discontinued operations" within the consolidated statement of cash flows for the year ended December 31, 2024. Refer to Note 4 for additional details.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and equivalents, trade accounts receivable, COLI policies, interest rate swaps, and FX forward contracts. These financial instruments, other than trade accounts receivable, are placed with high-quality financial institutions throughout the world. We periodically evaluate the credit standing of these financial institutions.

We maintain cash levels in bank accounts that, at times, may exceed federally-insured limits. We have not experienced significant loss, and believe we are not exposed to significant risk of loss, in these accounts.

We have credit loss exposure in the event of nonperformance by counterparties to the above financial instruments, but have no other off-balance-sheet credit risk of accounting loss. We anticipate, however, that counterparties will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we do monitor the credit standing of counterparties.

Concentrations of credit risk arising from trade accounts receivable are due to selling to customers in a particular industry. Credit risks are mitigated by performing ongoing credit evaluations of our customers' financial conditions and obtaining collateral, advance payments, or other security when appropriate. No one customer, or group of customers that to our knowledge are under common control, accounted for more than 10% of our revenues for any period presented.

(15) Contingent Liabilities and Other Matters

General

Numerous claims, complaints and proceedings arising in the ordinary course of business have been asserted or are pending against us or certain of our subsidiaries (collectively, "claims"). These claims relate to litigation matters (e.g., class actions, derivative lawsuits and contracts, intellectual property and competitive claims), environmental matters, claims for contingent consideration on prior acquisitions, product liability matters (which, prior to the Asbestos Portfolio Sale, were predominately associated with alleged exposure to asbestos-containing materials), and other risk management matters (e.g., general liability, automobile, and workers' compensation claims). Additionally, we may become subject to other claims of which we are currently unaware, which may be significant, or the claims of which we are aware may result in our incurring significantly greater loss than we anticipate. While we (and our subsidiaries) maintain property, cargo, auto, product, general liability, environmental, and directors' and officers' liability insurance, among other lines of coverage, and have acquired rights under similar policies in connection with acquisitions that we believe cover a significant portion of these claims, this insurance may be insufficient or unavailable (e.g., in the case of insurer insolvency) to protect us against potential loss exposures. Also, while we believe we are entitled to indemnification from third parties for some of these claims, these rights may be insufficient or unavailable to protect us against potential loss exposures.

Our recorded liabilities related to these matters, primarily associated with environmental matters, totaled $39.9 and $37.9 at December 31, 2024 and 2023, respectively. Of these amounts, $32.0 and $29.4 are included in "Other long-term liabilities" within our consolidated balance sheets at December 31, 2024 and 2023, respectively, with the remainder included in "Accrued expenses." The liabilities we record for these matters are based on a number of assumptions, including historical claims and payment experience. While we base our assumptions on facts currently known to us, they entail inherently subjective judgments and uncertainties. As a result, our current assumptions for estimating these liabilities may not prove accurate, and we may be required to adjust these liabilities in the future, which could result in charges to earnings. These variances relative to current expectations could have a material impact on our financial position and results of operations in future periods.

Claim for Contingent Consideration Related to ULC Acquisition

In connection with our acquisition of ULC in September 2020, the seller of ULC was eligible for additional cash consideration of up to $45.0 under an earn-out provision. During the third quarter of 2021, we concluded that none of the milestones for the payment of any of the contingent consideration were achieved.

On May 20, 2024, we entered into a settlement agreement with the seller of ULC to resolve a lawsuit that commenced in August 2022 seeking contingent consideration of $15.0, prejudgment interest on that amount, and attorney's fees. The settlement agreement required a payment by us to the seller of ULC of $8.4, which was paid during the second quarter of 2024, with a corresponding charge recorded within "Other operating expense, net" within the consolidated statement of operations for the year ended December 31, 2024. We expect this payment to be tax deductible in future periods.

Resolution of Dispute with Former Representative

On January 18, 2024, a jury ruled that one of our businesses within the Detection and Measurement reportable segment had breached its contract and implied duties of good faith and fair dealing in connection with an agreement entered into with a former representative. On January 26, 2024, we negotiated a settlement requiring a payment to the former representative of $9.0 to resolve all claims related to the matter. This amount was recorded to "Other operating expense, net" within the consolidated statement of operations for the year ended December 31, 2023 and paid during the first quarter of 2024.

Asbestos Matters

As indicated in Note 1, we completed the Asbestos Portfolio Sale on November 1, 2022, which resulted in the divestiture of three wholly-owned subsidiaries that hold asbestos liabilities and certain assets, including related insurance assets. As a result of this transaction, all asbestos obligations and liabilities and related insurance assets have been removed from our consolidated balance sheets effective November 12, 2022. During the year ended December 31, 2022, our payments for asbestos-related claims, net of respective insurance recoveries of $31.6, were $20.1.

During the year ended December 31, 2022, we recorded charges of $24.2 as a result of changes in estimates associated with the liabilities and assets related to asbestos-related claims. Of these charges, $18.8 were reflected in "Income from continuing operations before income taxes" and $5.4 were reflected in "Loss on disposition of discontinued operations, net of tax."

Large Power Projects in South Africa

Overview - Since 2008, DBT had been executing on two large power projects in South Africa (Kusile and Medupi), on which it has completed its scope of work. During that time, the business environment surrounding these projects was difficult, as DBT, along with many other contractors on the projects, experienced delays, cost over-runs, and various other challenges associated with a complex set of contractual relationships among the end customer, prime contractors, various subcontractors (including DBT and its subcontractors), and various suppliers. DBT had asserted claims against the remaining prime contractor, MHI, and MHI had asserted, or issued letters of intent to claim for, alleged damages against DBT. On September 5, 2023, DBT and SPX entered into the Settlement Agreement to resolve all claims between the parties with respect to the two large power projects. The Settlement Agreement provides for full and final settlement and the mutual release of all claims between the parties with respect to the projects, including any claim against SPX Technologies, Inc. as guarantor of DBT's performance on the projects. Refer to Note 4 for additional details.

Claim against Surety - On February 5, 2021, DBT received payment of $6.7 on bonds issued in support of performance by one of DBT's subcontractors that is currently in liquidation. The subcontractor or liquidator maintain rights to seek recovery of such amount and, thus, the amount received by DBT has not been reflected in our consolidated statements of operations.

Litigation Matters

We are subject to other legal matters that arise in the normal course of business. We believe these matters are either without merit or of a kind that should not have a material effect, individually or in the aggregate, on our financial position, results of operations or cash flows; however, we cannot give assurance that these proceedings or claims will not have a material effect on our financial position, results of operations or cash flows.

Environmental Matters

Our operations and properties are subject to federal, state, local and foreign regulatory requirements relating to environmental protection. It is our policy to comply fully with all applicable requirements. As part of our effort to comply, we have a comprehensive environmental compliance program that includes environmental audits conducted by internal and external independent professionals, as well as regular communications with our operating units regarding environmental compliance requirements and anticipated regulations. Based on current information, we believe that our operations are in substantial compliance with applicable environmental laws and regulations, and we are not aware of any violations that could have a material effect, individually or in the aggregate, on our business, financial condition, and results of operations or cash flows. We had liabilities for site investigation and/or remediation at 16 sites, that we own or control, as of December 31, 2024 and 2023.

Our environmental accruals cover anticipated costs, including investigation, remediation, and maintenance of clean-up sites. Our estimates are based primarily on investigations and remediation plans established by independent consultants, regulatory agencies and potentially responsible third parties. Accordingly, our estimates may change based on future developments, including new or changes in existing environmental laws or policies, differences in costs required to complete anticipated actions from estimates provided, future findings of investigation or remediation actions, changes in our allocation of shared remediation costs, or alteration to the expected remediation plans. It is our policy to revise an estimate once it becomes probable and the amount of change can be reasonably estimated. We generally do not discount our environmental accruals and do not reduce them by anticipated insurance, litigation or other recoveries. We take into account third-party indemnification from financially viable parties in determining our accruals where there is no dispute regarding the right to indemnification.

In the case of contamination at offsite, third-party disposal sites, as of December 31, 2024 and 2023, we have been notified that we are potentially responsible and have received other notices of potential liability pursuant to various environmental laws at 9 sites, at which the liability has not been settled, and all of which have been active in the past few years. These laws may impose liability on certain persons that are considered jointly and severally liable for the costs of investigation and remediation of hazardous substances present at these sites, regardless of fault or legality of the original disposal. These persons include the present or former owners or operators of the site and companies that generated, disposed of or arranged for the disposal of hazardous substances at the site. We are considered a "de minimis" potentially responsible party at most of the sites. We conduct extensive environmental due diligence with respect to potential acquisitions, including environmental site assessments and such further testing as we may deem warranted. If an environmental matter is identified, we estimate the cost and either establish a liability, purchase insurance or obtain an indemnity from a financially sound seller; however, in connection with our acquisitions or dispositions, we may assume or retain significant environmental liabilities, some of which we may be unaware. The potential costs related to these environmental matters and the possible impact on future operations are uncertain due in part to the complexity of government laws and regulations and their interpretations, the varying costs and effectiveness of various clean-up technologies, the uncertain level of insurance or other types of recovery, and the questionable level of our responsibility. We record a liability when it is both probable and the amount can be reasonably estimated.

In our opinion, after considering accruals established for such purposes of $27.4 and $24.1 at December 31, 2024 and 2023, respectively, the cost of remedial actions for compliance with the present laws and regulations governing the protection of the environment are not expected to have a material impact, individually or in the aggregate, on our financial position, results of operations or cash flows. That said, we cannot provide assurance that new matters, developments, laws and regulations, or stricter interpretations of existing laws and regulations will not materially affect our business or operations in the future.

Self-Insured Risk Management Matters

We are self-insured for certain of our workers' compensation, automobile, product and general liability, disability and health costs, and we believe that we maintain adequate accruals to cover our retained liability. Our accruals for risk management matters are determined by us, are based on claims filed and estimates of claims incurred but not yet reported, and are not discounted. We consider a number of factors, including third-party actuarial valuations, when making these determinations. We maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts; however, this insurance may be insufficient or unavailable (e.g., because of insurer insolvency) to protect us against potential loss exposures.

Executive Agreements

The Board of Directors has approved an employment agreement for our President and Chief Executive Officer. This agreement had an initial term through December 31, 2017 and, thereafter, rolling terms of one year, and specifies the executive's current compensation, benefits and perquisites, severance entitlements, and other employment rights and responsibilities. The Compensation Committee of the Board of Directors has approved severance benefit agreements for our other six executive officers. These agreements cover each executive's entitlements in the event that the executive's employment is terminated for other than cause, death or disability, or the executive resigns with good reason. The Compensation Committee of the Board of Directors has also approved change of control agreements for each of our executive officers, which cover each executive's entitlements following a change of control.

(16)   Stockholders' Equity and Long-Term Incentive Compensation

Income Per Share

The following table sets forth the computations of the components used for the calculation of basic and diluted income per share:

	Year ended December 31,		
	2024	**2023**	**2022**
Numerator:			
Income from continuing operations	$ 201.8	$ 144.7	$ 19.8
Loss from discontinued operations, net of tax	$ (1.3)	$ (54.8)	$ (19.6)
Denominator:			
Weighted-average number of common shares used in basic income per share	46.187	45.545	45.345
Dilutive securities — Employee stock options and restricted stock units	0.891	1.067	0.876
Weighted-average number of common shares and dilutive securities used in diluted income per share	47.078	46.612	46.221

For the years ended December 31, 2024, 2023, and 2022, 0.119, 0.179, and 0.240, respectively, of unvested restricted stock units were excluded from the computation of diluted earnings per share as the assumed proceeds for these instruments exceeded the average market value of the underlying common stock for the related years. For the years ended December 31, 2024, 2023, and 2022, 0.280, 0.512, and 0.695, respectively, of outstanding stock options were excluded from the computation of diluted earnings per share as the assumed proceeds for these instruments exceeded the average market value of the underlying common stock for the related years.

Common Stock and Treasury Stock

On May 14, 2024, May 9, 2023, and May 10, 2022, our Board of Directors re-authorized management, in its sole discretion, to repurchase, in any fiscal year, up to $100.0 of our common stock, subject to maintaining compliance with all covenants of our Credit Agreement. Pursuant to this authorization, during the second quarter of 2022, we repurchased 0.707 shares of our common stock for aggregate cash payments of $33.7. As of December 31, 2024, the maximum approximate amount of our common stock that may be purchased under this authorization is $100.0.

At December 31, 2024, we had 200.0 authorized shares of common stock (par value $0.01). Common shares issued, treasury shares and shares outstanding are summarized in the table below.

	Common Stock Issued	Treasury Stock	Shares Outstanding
Balance at December 31, 2021	53.011	(7.543)	45.468
Restricted stock units	—	0.191	0.191
Share repurchases	—	(0.707)	(0.707)
Other	0.340	—	0.340
Balance at December 31, 2022	53.351	(8.059)	45.292
Restricted stock units	—	0.115	0.115
Other	0.268	—	0.268
Balance at December 31, 2023	53.619	(7.944)	45.675
Restricted stock units	—	0.116	0.116
Other	0.577	—	0.577
Balance at December 31, 2024	54.196	(7.828)	46.368

Long-Term Incentive Compensation

On May 9, 2019, our stockholders approved our 2019 Stock Compensation Plan (the "2019 Plan") which replaced our 2002 Stock Compensation Plan, as amended in 2006, 2011, 2012 and 2015 (the "Prior Plan"). As a result of the approval of the 2019 Plan, no further awards were permitted to be made under the Prior Plan. Up to 3.409 shares of our common stock were available for grant at December 31, 2024 under the 2019 Plan. The 2019 Plan permits the issuance of new shares or shares from treasury upon the exercise of options, vesting of time-based restricted stock units ("RSU's") and performance stock units ("PSU's"). Each RSU and PSU granted reduces availability by two shares. Similar awards were permitted to be granted under the Prior Plan before the approval of the 2019 Plan.

PSU's and RSU's may be granted to certain eligible employees or non-employee directors in accordance with applicable equity compensation plan documents and agreements. Subject to participants' continued employment and other plan terms and conditions, the restrictions lapse and awards generally vest over a period of time, generally one or three years. In some instances, such as death, disability, or retirement, stock may vest concurrently with or following an employee's termination. PSU's are eligible to vest at the end of the performance period, with performance based on the total return of our stock over the three-year performance period against a peer group within the S&P 600 Small Cap Capital Goods Index and S&P 400 Mid Cap Capital Goods Index, while the RSU's vest based on the passage of time since grant date. PSU's and RSU's that do not vest within the applicable vesting period are forfeited.

We grant RSU's to non-employee directors under the 2019 Plan. The 2024, 2023 and 2022 grants to non-employee directors generally vest over a 1 year-period, with the 2024 grants of 0.008 RSU's scheduled to vest in their entirety immediately prior to the annual meeting of stockholders in May 2025.

Stock options may be granted to key employees in the form of incentive stock options or non-qualified stock options. The option price per share may be no less than the fair market value of our common stock at the close of business the day prior to the date of grant. Upon exercise, the employee has the option to surrender previously owned shares at current value in payment of the exercise price and/or for withholding tax obligations.

The recognition of compensation expense for share-based awards, including stock options, is based on their grant date fair values. The fair value of each award is amortized over the lesser of the award's requisite or derived service period, which is generally up to three years. Compensation expense within income from continuing operations related to PSU's, RSU's and stock options totaled $15.0, $13.4 and $10.9 for the years ended December 31, 2024, 2023, and 2022, respectively, with the related tax benefit being $2.6, $2.3 and $1.7 for the years ended December 31, 2024, 2023, and 2022, respectively.

We use the Monte Carlo simulation model valuation technique to determine fair value of our restricted stock awards that contain a market condition (i.e., the PSU's). The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each PSU. We issued PSU's to eligible participants on February 28, 2024, March 1, 2023, and March 1, 2022. We used the following assumptions in determining the fair value of these awards:

	Annual Expected Stock Price Volatility	Annual Expected Dividend Yield	Risk-Free Interest Rate	Correlation Between Total Shareholder Return for SPX and the Applicable S&P Index
February 28, 2024				
SPX	32.26 %	— %	4.41 %	49.34 %
Peer group within S&P 600 Small Cap Capital Goods Index and S&P 400 Mid Cap Capital Goods Index	37.00 %	n/a	4.41 %	
March 1, 2023				
SPX	35.72 %	— %	4.60 %	57.87 %
Peer group within S&P 600 Capital Goods Index	43.92 %	n/a	4.60 %	
March 1, 2022				
SPX	43.04 %	— %	1.44 %	62.44 %
Peer group within S&P 600 Capital Goods Index	50.98 %	n/a	1.44 %	

Annual expected stock price volatility is based on the three-year historical volatility. There is no annual expected dividend yield as we discontinued dividend payments in 2015 and do not expect to pay dividends for the foreseeable future. The average risk-free interest rate is based on the one-year through three-year daily treasury yield curve rate as of the grant date.

The following table summarizes the PSU and RSU activity from December 31, 2021 through December 31, 2024:

	Unvested PSU's and RSU's		Weighted-Average Grant-Date Fair Value Per Share
December 31, 2021	0.636	$	49.14
Granted	0.307		48.72
Vested	(0.332)		44.16
Forfeited	(0.081)		53.41
December 31, 2022	0.530		51.38
Granted	0.175		72.35
Vested	(0.190)		51.38
Forfeited	(0.005)		59.92
December 31, 2023	0.510		58.53
Granted	0.152		124.82
Vested	(0.200)		61.04
Forfeited	(0.016)		126.01
December 31, 2024	0.446	$	79.22

As of December 31, 2024, there was $14.7 of unrecognized compensation cost related to PSU's and RSU's. We expect this cost to be recognized over a weighted-average period of 1.9 years.

Stock Options

On February 28, 2024, March 1, 2023, and March 1, 2022, we granted stock options totaling 0.052, 0.074, and 0.105, respectively. The exercise price per share of these options is $116.40, $71.93, and $48.97, respectively, and the maximum contractual term of these options is ten years.

The fair value of each stock option granted on February 28, 2024 and March 1, 2023 and 2022, was $50.84, $31.20, and $19.33, respectively. The fair value of each option grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	February 28, 2024	March 1, 2023	March 1, 2022
Annual expected stock price volatility	37.43 %	37.15 %	38.62 %
Annual expected dividend yield	— %	— %	— %
Risk-free interest rate	4.23 %	4.18 %	1.61 %
Expected life of stock option (in years)	6.0	6.0	6.0

Annual expected stock price volatility for the February 28, 2024 and March 1, 2023 and 2022 grants were based on a weighted-average of SPX's stock volatility of the most recent six-year historical volatility of a peer company group. There is no annual expected dividend yield as we discontinued dividend payments in 2015 and do not expect to pay dividends for the foreseeable future. The average risk-free interest rate is based on the five-year and seven-year treasury constant maturity rates. The expected option life is based on a three-year pro-rata vesting schedule and represents the period of time that awards are expected to be outstanding.

The following table shows stock option activity from December 31, 2021 through December 31, 2024.

	Shares		Weighted-Average Exercise Price
Options outstanding at December 31, 2021	1.393	$	26.35
Exercised	(0.191)		26.64
Forfeited	(0.043)		51.32
Granted	0.127		50.14
Options outstanding at December 31, 2022	1.286		27.82
Exercised	(0.141)		26.47
Forfeited	—		—
Granted	0.076		71.71
Options outstanding at December 31, 2023	1.221		30.70
Exercised	(0.494)		20.67
Forfeited	(0.002)		71.93
Granted	0.062		120.47
Options outstanding at December 31, 2024	0.787	$	43.92

As of December 31, 2024, 0.641 of the above stock options were exercisable and there was $2.2 of unrecognized compensation cost related to the outstanding stock options. We expect this cost to be recognized over a weighted-average period of 2.0 years.

Accumulated Other Comprehensive Income

The changes in the components of accumulated other comprehensive income, net of tax, for the year ended December 31, 2024 were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Gains on Qualifying Cash Flow Hedges[1]	Pension and Postretirement Liability Adjustment[2]	Total
Balance at December 31, 2023	$ 251.0	$ 5.7	$ 4.4	$ 261.1
Other comprehensive income (loss) before reclassifications	(32.1)	3.3	—	(28.8)
Amounts reclassified from accumulated other comprehensive income	—	(6.4)	(2.3)	(8.7)
Current-period other comprehensive loss	(32.1)	(3.1)	(2.3)	(37.5)
Balance at December 31, 2024	$ 218.9	$ 2.6	$ 2.1	$ 223.6

[1] Net of tax provision of $0.7 and $1.8 as of December 31, 2024 and 2023, respectively.

[2] Net of tax provision of $1.0 and $1.8 as of December 31, 2024 and 2023, respectively. The balances as of December 31, 2024 and 2023 include unamortized prior service credits.

The changes in the components of accumulated other comprehensive income, net of tax, for the year ended December 31, 2023 were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Gains on Qualifying Cash Flow Hedges [1]	Pension and Postretirement Liability Adjustment [2]	Total
Balance at December 31, 2022	$ 239.1	$ 11.0	$ 7.4	$ 257.5
Other comprehensive income before reclassifications	11.9	1.5	—	13.4
Amounts reclassified from accumulated other comprehensive income	—	(6.8)	(3.0)	(9.8)
Current-period other comprehensive income (loss)	11.9	(5.3)	(3.0)	3.6
Balance at December 31, 2023	$ 251.0	$ 5.7	$ 4.4	$ 261.1

_____

[1] Net of tax provision of $1.8 and $3.7 as of December 31, 2023 and 2022, respectively.

[2] Net of tax provision of $1.8 and $2.7 as of December 31, 2023 and 2022, respectively. The balances as of December 31, 2023 and 2022 include unamortized prior service credits.

The following summarizes amounts reclassified from each component of accumulated comprehensive income for the years ended December 31, 2024 and 2023:

	Amount Reclassified from AOCI		Affected Line Items in the Consolidated Statements of Operations
	Year ended December 31,		
	2024	2023	
Gains on qualifying cash flow hedges:			
Swaps	$ (8.7)	$ (9.3)	Interest expense
Pre-tax	(8.7)	(9.3)	
Income taxes	2.3	2.5	
	$ (6.4)	$ (6.8)	
Gains on pension and postretirement items:			
Amortization of unrecognized prior service credits - Pre-tax	$ (3.1)	$ (3.9)	Other expense, net
Income taxes	0.8	0.9	
	$ (2.3)	$ (3.0)	

Common Stock in Treasury

During the years ended December 31, 2024, 2023, and 2022, "Common stock in treasury" was decreased by the settlement of restricted stock units, net of recipient tax withholdings, issued from treasury stock of $6.9, $6.6 and $12.1, respectively. During the year ended December 31, 2022, "Common stock in treasury" was increased by the previously mentioned repurchase of our common stock for aggregate cash payments of $33.7.

Preferred Stock

None of our 3.0 shares of authorized no par value preferred stock was outstanding at December 31, 2024, 2023, or 2022.

(17) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

- Level 1 — Quoted prices for identical instruments in active markets.

- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3 — Significant inputs to the valuation model are unobservable.

There were no changes during the periods presented to the valuation techniques we use to measure asset and liability fair values on a recurring basis. There were no transfers between the three levels of the fair value hierarchy for the periods presented.

Contingent Consideration for the Sensors & Software and ECS Acquisitions — In connection with the acquisition of Sensors & Software, Inc. in 2020, the sellers were eligible for additional cash consideration of up to $3.8, with payment of such contingent consideration dependent upon the achievement of certain milestones. The fair value of contingent consideration totaled $1.3, and was paid during 2022.

In connection with the acquisition of ECS in 2021, the seller was eligible for additional cash consideration of up to $16.0, with payment of such contingent consideration dependent upon the achievement of certain milestones. During 2022, we concluded the probability of achieving the financial performance milestones had lessened due to delays in the execution of certain large orders. Thus, during 2022 we reduced the fair value/liability by $1.3, with such amounts recorded to "Other operating expense, net." No additional cash consideration was paid to the seller.

We estimate the fair value of contingent consideration based on the probability of the acquired business achieving the applicable milestones. Based on these inputs, the contingent consideration is classified within Level 3 of the valuation hierarchy.

Goodwill, Indefinite-Lived Intangible and Other Long-Lived Assets — Certain of our non-financial assets are subject to impairment analyses, including long-lived assets, indefinite-lived intangible assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairments result in the asset being recorded at its fair value. Based on these inputs used in the impairment analyses, these assets are classified within Level 3 of the valuation hierarchy. Refer to Note 10 for additional details.

Derivative Financial Instruments — Our financial derivative assets and liabilities include interest rate swaps and FX forward contracts, and are valued using valuation models based on observable market inputs such as forward rates, interest rates, our own credit risk and the credit risk of our counterparties, which comprise investment-grade financial institutions. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. We have not made any adjustments to the inputs obtained from the independent sources. Based on our continued ability to enter into forward contracts and interest rate swap agreements, we consider the markets for our fair value instruments active. We primarily use the income approach, which uses valuation techniques to convert future amounts to a single present amount.

As of December 31, 2024, there had been no significant impact to the fair value of our derivative liabilities due to our own credit risk, as the related instruments are collateralized under our senior credit facilities. Similarly, there had been no significant impact to the fair value of our derivative assets based on our evaluation of our counterparties' credit risks.

Equity Security — We estimate the fair value of an equity security that we hold utilizing a practical expedient under existing guidance, with such estimated fair value based on our ownership percentage applied to the net asset value as provided quarterly by the investee. The value is updated annually, during the first quarter, based on the investee's most recent audited financial statements. Based on these inputs, the equity security is classified within Level 3 of the valuation hierarchy.

During the years ended December 31, 2024, 2023, and 2022, we recorded gains (losses) of $(4.2), $3.6 and $(3.0), respectively, to "Other expense, net" related to changes in the estimated fair value of such equity security. As of December 31, 2024 and 2023, the equity security had an estimated fair value of $35.2 and $39.4, respectively, recorded in "Other assets" on the consolidated balance sheets. We are restricted from transferring this investment without approval of the manager of the investee.

Indebtedness — The estimated fair value of our debt instruments as of December 31, 2024 and December 31, 2023 approximated the related carrying values due primarily to the variable market-based interest rates for such instruments. See Note 13 for further details.

(18)   Subsequent Event

On January 27, 2025, we completed the acquisition of Kranze Technology Solutions, Inc. ("KTS") which specializes in digital interoperability and tactical networking solutions, primarily for the defense industry. We purchased KTS for net cash consideration of approximately $342.0, inclusive of amounts paid related to future service obligations of existing employees. The acquisition was funded through borrowings on our revolving credit facilities under our Credit Agreement. The post-acquisition results of KTS will be reflected within our Detection and Measurement reportable segment.

ITEM 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Disclosure Controls and Procedures

SPX management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of disclosure controls and procedures, pursuant to Exchange Act Rule 13a-15(b), as of December 31, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2024.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control framework and processes were designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and the Board of Directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, at the reasonable assurance level described above. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013). Based on this assessment, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2024.

Management excluded from its assessment of internal control over financial reporting as of December 31, 2024, the internal control over financial reporting of Ingénia, which was acquired on February 7, 2024. This exclusion is consistent with guidance issued by the U.S. Securities and Exchange Commission that an assessment of a recently acquired business may be omitted from the scope of management's report on internal control over financial reporting in the year of acquisition. The total assets (excluding goodwill and intangible assets, which are included within the scope of our assessment) and revenues of Ingénia represented 4.2% and 3.7% of our consolidated total assets and revenues, respectively, as of and for the year ended December 31, 2024. See a discussion of this acquisition in Notes 1 and 4 to our consolidated financial statements.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report included in this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(d)) during the quarter ended December 31, 2024 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of SPX Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of SPX Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 25, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Ingénia Technologies Inc. ("Ingénia"), which was acquired on February 7, 2024, and whose aggregate total assets (excluding goodwill and intangible assets, which were integrated into the Company's control environment) and aggregate revenues constitute approximately 4.2% and 3.7%, respectively, of the related amounts in the Company's consolidated financial statements as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at Ingénia.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Charlotte, North Carolina
February 25, 2025

ITEM 9B. Other Information

No director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K) during the three months ended December 31, 2024.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

a)   Directors of the company.

    This information is included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders under the heading "Election of Directors" and is incorporated herein by reference.

b)   Executive Officers of the company.

Eugene J. Lowe, III, 56, President and Chief Executive Officer and a member of the Board of Directors since September 2015. Mr. Lowe joined SPX in 2008, was appointed an officer of the company in December 2014, and previously served as President, Thermal Equipment and Services from February 2013 to September 2015, President, Global Evaporative Cooling from March 2010 to February 2013, and Vice President of Global Business Development and Marketing, Thermal Equipment and Services from June 2008 to March 2010. Prior to joining SPX, Mr. Lowe held positions with Milliken & Company, Lazard Technology Partners, Bain & Company, and Andersen Consulting.

Mark A. Carano, 55, Vice President, Chief Financial Officer and Treasurer since January 2023. Mr. Carano joined SPX from Insteel Industries Inc., where he served as Senior Vice President and Chief Financial Officer for two years. Mr. Carano was the Chief Financial Officer for Big River Steel from 2019 to 2020. Before joining Big River Steel in 2019, Mr. Carano spent six years with Babcock & Wilcox Enterprises, Inc., where he served most recently as Senior Vice President, Finance & Controller, for the Industrial Segment. His career with Babcock & Wilcox included roles as Senior Vice President, Corporate Development, Strategy and Corporate Treasurer. Before joining the industrial sector, Mr. Carano held executive roles within the financial services providers including Bank of America, Deutsche Bank and First Union Securities. He began his career with FMI, a consulting and trade organization.

J. Randall Data, 59, became President, SPX Data Center Solutions in November 2024. Prior to this role, Mr. Data served as President, Heating and Global Operations since August 2015 and was appointed an officer of the company in September 2015. Prior to joining SPX, Mr. Data spent over 27 years with The Babcock & Wilcox Company. Most recently, he was President and Chief Operating Officer of Babcock & Wilcox Power Generation Group, Inc., a subsidiary of The Babcock & Wilcox Company, from April 2012 to July 2015. While at The Babcock & Wilcox Company, Mr. Data held numerous leadership positions in the global operations of the steam generating and environmental equipment businesses.

Sean McClenaghan, 59, became President of the HVAC Segment in early 2024. Prior to this role, Mr. McClenaghan served as President, Global Cooling since September 2022. Mr. McClenaghan joined SPX from Reliance Worldwide Corporation ("RWC") where he served as Chief Executive Officer for the Americas business for 8 years. Before joining RWC in 2014, Mr. McClenaghan spent over fifteen years in various strategic consulting and business development roles with McKinsey & Company, CHB Capital Partners, and Egon Zehnder. He began his career with DuPont holding positions ranging from Process Control Design Engineer to Plant Manager to Global Business Manager. He received an MBA from Harvard University and a Bachelor of Chemical Engineering from The Georgia Institute of Technology. Mr. McClenaghan is a member of the Board of Directors for Sto Corp.

Cherée H. Johnson, 49, became Vice President, Chief Legal Officer and Secretary in June 2024. Prior to joining SPX, she served as Senior Vice President, Chief Legal Officer, General Counsel & Secretary of Dentsply Sirona Inc., a manufacturer of professional dental products and technologies, from February 2022 to February 2023. Prior to joining Dentsply Sirona, Ms. Johnson served as Senior Vice President, General Counsel, Corporate Secretary and Chief Ethics & Compliance Officer at W.R. Grace, a chemical products company, from January to September 2021. Before joining W.R. Grace, Ms. Johnson served as Vice President, Deputy General Counsel and Assistant Corporate Secretary, at McCormick & Company, a multinational food company, since 2015. Prior to her tenure with McCormick, Ms. Johnson worked with H.J. Heinz Company and Cargill, leading intellectual property matters. She held a similar role at 3M Company, where she began her legal career. Prior to obtaining a law degree, Ms. Johnson worked at 3M as a product development lead and chemical engineer. Ms. Johnson founded the strategic advisory firm, Gravitas Capital Advisors, in 2019 and periodically provided services through that firm until June 2024. Ms. Johnson earned her law degree from the University of Minnesota Law School and her undergraduate degree in Chemical Engineering from Florida A&M University. Cherée also serves as a member of the Advisory Board of the Johns Hopkins Bloomberg School of Public Health, the Advisory Board of University of Minnesota Law School and serves as a Board member and advisor for several privately-held organizations.

John W. Swann, III, 54, became President of the Detection & Measurement Segment in late 2022. Prior to this role, he served as President, Weil-McLain and Marley Engineered Products since August 2013, President, Radiodetection since September 2015 and President, Heating and Location & Inspection since 2018. Mr. Swann joined SPX in 2004, was appointed an officer of the company in September 2015, and previously served as President, Hydraulic Technologies from January 2011 to August 2013, Vice President of New Venture Development from February 2010 to January 2011, and Director of Business Development from August 2004 to February 2010. Prior to joining SPX, Mr. Swann held positions with PricewaterhouseCoopers and Andersen Business Consulting.

Jennifer Carpenter, 44, became Vice President and Chief Human Resources Officer in 2024. Prior to joining SPX, she had a 21-year career at Honeywell International Inc., a diversified technology and manufacturing company, serving as Vice President, Human Resources for Digital IT at that company from May 2021 to September 2024. Prior to this role, she was the HR leader for the global Honeywell Intelligrated business from November 2018 to May 2021 and played a major role in integrating and growing the $3 billion + acquisition with 6,000+ employees. Prior to that, she spent over a decade supporting various businesses in the Honeywell Aerospace and Safety Productivity Solutions groups in multiple HR roles of increasing responsibility. Jennifer earned her Master of Arts in Organizational Management from Spring Arbor University and a Bachelor of Science in Business Administration & Human Resources from Central Michigan University.

c)   Section 16(a) Beneficial Ownership Reporting Compliance.

This information is included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders under the heading "Section 16(a) Reports" and is incorporated herein by reference.

d)   Code of Ethics.

We have adopted a Code of Ethics and Business Conduct that applies to all our directors, officers, and employees, including our chief executive officer and senior financial and accounting officers. Our Code of Ethics and Business Conduct requires each director, officer, and employee to avoid conflicts of interest; comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in the best interest of our Company and our stockholders. In addition, our Code of Ethics and Business Conduct acknowledges special ethical obligations for financial reporting. We maintain a current copy of our Code of Ethics and Business Conduct, and we will promptly post any amendments to or waivers of our Code of Ethics and Business Conduct regarding our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Commitment to Ethics and Compliance."

e)   Information regarding our Audit Committee and Governance and Sustainability Committee is set forth in our definitive proxy statement for the 2025 Annual Meeting of Stockholders under the headings "Corporate Governance" and "Board Committees" and is incorporated herein by reference.

f)   The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

ITEM 11. Executive Compensation

This information is included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders under the headings "Executive Compensation" (other than the information appearing under the heading "Pay Versus Performance") and "Director Compensation" and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This information is included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders under the headings "Ownership of Common Stock" and "Equity Compensation Plan Information" and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

This information is included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders under the heading "Corporate Governance" and is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

This information is included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders under the heading "Ratification of the Appointment of Independent Public Accountants" and is incorporated herein by reference.

P A R T I V

ITEM 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Form 10-K:

1.   All financial statements. See Index to Consolidated Financial Statements on page 50 of this Form 10-K.

2.   Financial Statement Schedules. None required. See page 50 of this Form 10-K.

3.   Exhibits. See Index to Exhibits.

ITEM 16. Form 10-K Summary

We have chosen not to include an optional summary of the information required by this Form 10-K. For a reference to the information in this Form 10-K, investors should refer to the Table of Contents to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 25th day of February, 2025.


SPX TECHNOLOGIES, INC.
(Registrant)

By   /s/ MARK A. CARANO

Mark A. Carano
Vice President, Chief Financial Officer and Treasurer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on this 25th day of February, 2025.

/s/ EUGENE J. LOWE, III	/s/ MARK A. CARANO
Eugene J. Lowe, III President and Chief Executive Officer	Mark A. Carano Vice President, Chief Financial Officer and Treasurer
/s/ PATRICK J. O'LEARY	/s/ RICKY D. PUCKETT
Patrick J. O'Leary Director	Ricky D. Puckett Director
/s/ DAVID A. ROBERTS	/s/ RUTH G. SHAW
David A. Roberts Director	Ruth G. Shaw Director
/s/ ROBERT B. TOTH	/s/ ANGEL S. WILLIS
Robert B. Toth Director	Angel S. Willis Director
/s/ MEENAL A. SETHNA	/s/ TANA L. UTLEY
Meenal A. Sethna Director	Tana L. Utley Director
	/s/ WAYNE M. MCLAREN
	Wayne M. McLaren Vice President, Chief Accounting Officer and Corporate Controller

INDEX TO EXHIBITS

Exhibit No.		Description
2.1	—	Agreement and Plan of Merger, dated as of August 11, 2022, by and among SPX Corporation, SPX Technologies, Inc. and SPX Merger, LLC, incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on August 15, 2022 (File no. 1-6948).
2.2	—	Sale and Purchase Agreement, dated as of November 1, 2022, among SPX Technologies, Inc., SPX, LLC, The Marley-Wylain Company, LLC, SPX Cooling Technologies, LLC, and Canvas Holdco, LLC, incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on November 7, 2022 (File no. 1-6948).
2.3	—	Separation and Distribution Agreement, dated as of September 22, 2015, by and between SPX FLOW, Inc. and SPX Corporation, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on September 28, 2015 (File no. 1-6948).
2.4	—	Stock Purchase Agreement among SPX Corporation, SPX Transformer Solutions, Inc., GE Prolec Transformers, Inc. and Prolec GE Internacional, S. DE RL. DE CV. dated as of June 8, 2021, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on June 9, 2021 (File no. 1-6948).
2.5	—	Agreement and Plan of Merger, dated as of April 28, 2023, by and among, SPX Enterprises, LLC, SPX Electric Heat, Inc., ASPEQ Parent Holdings, Inc., and Industrial Growth Partners V, L.P., incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 1, 2023 (File no. 1-6948).
2.6	—	Share Purchase Agreement dated as of February 7, 2024 among 15738393 Canada Inc., 15737338 Canada Inc., Giuseppe Racanelli Family Trust, Lise Daigle Family Trust, Giuseppe J. Racanelli, as representative of the specified Vendors, 12508991 Canada Inc., 12509008 Canada Inc., 3566382 Canada Inc., Gestion Racan Inc., Ingénia Technologies Inc., 15736854 Canada Inc., 15637406 Canada Inc. and 15708869 Canada Inc., incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 30, 2024 (File no. 1-6948).
3.1	—	Amended and Restated Certificate of Incorporation of SPX Technologies, Inc., as amended, incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the period ended June 29, 2024 (File no. 1-6948).
3.2	—	By-laws of SPX Technologies, Inc., Amended and Restated on May 14, 2024, incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on May 14, 2024 (File no. 1-6948).
4.1	—	Description of Capital Stock.
10.1	—	Amended and Restated Credit Agreement, dated as of August 12, 2022, by and among SPX Enterprises, LLC, as the U.S. Borrower, SPX Corporation, as the Parent, the Foreign Subsidiary Borrowers party thereto, Bank of America, N.A., as the Administrative Agent and the Swingline Lender, Deutsche Bank AG, as the Foreign Trade Facility Agent, and the Issuing Lenders, FCI Issuing Lenders and Lenders party thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 15, 2022 (File no. 1-6948).
10.2	—	Assumption Agreement, dated as of August 23, 2022, among SPX Technologies, Inc., the other loan parties party thereto, and Bank of America, N.A., as Administrative Agent, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 24, 2022 (File no. 1-6948).
10.3	—	First Amendment to Amended and Restated Credit Agreement and Amendment to Amended and Restated Guarantee and Collateral Agreement, dated as of August 23, 2022, between SPX Enterprises, LLC and Bank of America, N.A., as Administrative Agent, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 24, 2022 (File no. 1-6948).
10.4	—	Incremental Facility Activation Notice dated as of April 21, 2023 among SPX Enterprises, LLC, as the U.S. Borrower, Bank of America, N.A., as the Administrative Agent, and the 2023 Incremental Term Loan Lenders party thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 1, 2023 (File no. 1-6948).
10.5	—	Second Amendment to Amended and Restated Credit Agreement and Incremental Facility Activation Notice dated as of August 30, 2024 among SPX Enterprises, LLC, as the U.S. Borrower, SPX Technologies, Inc., the other Guarantors party thereto, Bank of America, N.A., as the Administrative Agent, and the Lenders party thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 3, 2024 (File no. 1-6948).
†10.6	—	Trademark License Agreement, dated as of September 26, 2015, by and between SPX FLOW, Inc. and SPX Corporation, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on September 28, 2015 (File no. 1-6948).
*†10.7	—	SPX 2006 Non-Employee Directors' Stock Incentive Plan, incorporated by reference to Appendix E of the definitive proxy statement of SPX Corporation for its 2006 Annual Meeting of Stockholders, filed April 3, 2006 (File no. 1-6948).

*†10.08 — [Amendment to the SPX 2006 Non-Employee Directors' Stock Incentive Plan, incorporated by reference to the Quarterly Report on Form 10-Q of SPX Corporation for the quarter ended September 30, 2006 (File no. 1-6948).](#)

*10.09 — [Form of Restricted Stock Agreement under the SPX 2006 Non-Employee Directors' Stock Incentive Plan, incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2010 (File no. 1-6948).](#)

*†10.10 — [SPX 2019 Stock Compensation Plan, incorporated by reference to Appendix A of the definitive proxy statement of SPX Corporation for its 2019 Annual Meeting of Stockholders, filed March 28, 2019 (File no. 1-6948).](#)

*10.11 — [Form of Performance-Based Restricted Stock Unit Agreement (Pre-August 2022) under the SPX 2019 Stock Compensation Plan, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on May 10, 2019 (File no. 1-6948).](#)

*10.12 — [Form of Time-Based Restricted Stock Unit Agreement (Pre-August 2022) under the SPX 2019 Stock Compensation Plan, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on May 10, 2019 (File no. 1-6948).](#)

*10.13 — [Form of Cash-Settled Performance Unit Agreement (Pre-August 2022) under the SPX 2019 Stock Compensation Plan, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on May 10, 2019 (File no. 1-6948).](#)

*10.14 — [Form of Stock Option Agreement (Pre-August 2022) under the SPX 2019 Stock Compensation Plan, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on May 10, 2019 (File no. 1-6948)](#)

*10.15 — [Form of Time-Based Restricted Stock Unit Agreement for Non-Employee Directors (Pre-August 2022) under the SPX 2019 Stock Compensation Plan, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on May 10, 2019 (File no. 1-6948).](#)

*10.16 — [Form of Time-based Restricted Stock Unit Award Agreement under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.17 — [Form of Cash-Settled Performance Unit Award Agreement under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.18 — [Form of Performance-Based Restricted Stock Unit Award Agreement under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.19 — [Form of Stock Option Award Agreement under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.20 — [Form of Time-Based Restricted Stock Unit Award Agreement for Non-Employee Directors under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.21 — [SPX 2002 Stock Compensation Plan (As Amended and Restated Effective May 3, 2012), incorporated by reference to Appendix A of the definitive proxy statement of SPX Corporation for its 2012 Annual Meeting of Stockholders, filed March 22, 2012 (File no. 1-6948).](#)

*†10.22 — [SPX 2002 Stock Compensation Plan (As Amended and Restated Effective May 8, 2015), incorporated by reference to Appendix A of the definitive proxy statement of SPX Corporation for its 2015 Annual Meeting of Stockholders, filed March 26, 2015 (File no. 1-6948).](#)

*†10.23 — [Amendment of the SPX 2002 Stock Compensation Plan (As Amended and Restated Effective May 8, 2015), effective as of February 21, 2017, incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2016 (File no. 1-6948).](#)

*†10.24 — [SPX Executive Annual Bonus Plan, incorporated by reference to Appendix A of the definitive proxy statement of SPX Corporation for its 2016 Annual Meeting of Stockholders, filed April 12, 2016 (File no. 1-6948).](#)

*†10.25 — [SPX Executive Long-Term Disability Plan, as Amended and Restated Effective July 1, 2015, incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2017 (File no. 1-6948).](#)

*†10.26 — [SPX Life Insurance Plan for Key Managers, as Amended and Restated September 26, 2015, incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2017 (File no. 1-6948).](#)

*10.27	—	SPX Supplemental Retirement Savings Plan (as amended and restated effective August 15, 2022), incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).
*10.28	—	SPX Supplemental Individual Account Retirement Plan (as amended and restated effective August 15, 2022), incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).
*10.29	—	SPX Supplemental Retirement Plan for Top Management (as amended and restated effective August 15, 2022), incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).
*10.30	—	Employment Agreement between Eugene Joseph Lowe, III and SPX Corporation, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 1, 2015 (File no. 1-6948).
*10.31	—	Change of Control Agreement between Eugene Joseph Lowe, III and SPX Corporation, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 1, 2015 (File no. 1-6948).
*10.32	—	Amendment to Confidentiality Agreement, Employment Agreement and Change of Control Agreement dated October 5, 2022 between Eugene J. Lowe III and SPX Technologies, Inc., incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
*10.33	—	Form of Confidentiality and Non-Competition Agreement for Executive Officers (Pre-August 2022), incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 6, 2006 (File no. 1-6948).
*10.34	—	Form of Confidentiality and Non-Competition Agreement for Executive Officers (Pre-August 2022), incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2016 (File no. 1-6948).
*10.35	—	Form of Severance Benefit Agreement (Pre-August 2022), incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 1, 2015 (File no. 1-6948).
*10.36	—	Form of Change of Control Agreement (Pre-August 2022), incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 1, 2015 (File no. 1-6948).
*10.37	—	Form of Amendment to Confidentiality Agreement, Severance Benefit Agreement and Change of Control Agreement between SPX Enterprises, LLC and certain officers of SPX Technologies, Inc., incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
*10.38	—	Form of Change-in Control Agreement, incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
*10.39	—	Form of Confidentiality and Non-Competition Agreement, incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
*10.40	—	Form of Officer Severance Benefit Agreement, incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
19.1	—	Insider Trading Policy
21.1	—	Subsidiaries.
23.1	—	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP.
31.1	—	Rule 13a-14(a) Certification.
31.2	—	Rule 13a-14(a) Certification.
32.1	—	Section 1350 Certifications.
97.1	—	Dodd-Frank Clawback Policy, incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K for the year ended December 31, 2023 (File no. 1-6948).
101.INS	—	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document

| 101.PRE | — | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104.1 | — | Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data File submitted as (Exhibit 101.1) |

_____

*   Denotes management contract or compensatory plan or arrangement.

†   Pursuant to the Plan of Merger dated as of August 11, 2022 among SPX Corporation, SPX Technologies, Inc., and SPX Merger, LLC, on August 15, 2022, SPX Technologies, Inc. assumed the sponsorship and obligations thereunder as successor to SPX Corporation.

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NON-GAAP RECONCILIATION—ADJUSTED NET INCOME FROM CONTINUING OPERATIONS, ADJUSTED DILUTED EARNINGS PER SHARE ("ADJUSTED EPS") AND CONSOLIDATED SEGMENT INCOME

(in millions, except per share values)	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023
ADJUSTED NET INCOME AND ADJUSTED EPS RECONCILIATION		
Income from continuing operations	**$ 201.8**	$ 144.7
Exclude:		
Other adjustments[1]	**30.4**	35.3
Amortization of acquired intangible assets[2]	**64.5**	43.9
Tax impact[3]	**(34.1)**	(23.2)
Adjusted net income from continuing operations	**$ 262.6**	$ 200.7
Diluted shares outstanding	**47.078**	46.612
Adjusted EPS	**$ 5.58**	$ 4.31
CONSOLIDATED SEGMENT INCOME RECONCILIATION		
Consolidated operating income	**$ 308.3**	$ 221.9
Exclude:		
Corporate expense	**53.6**	58.4
Acquisition-related and other costs[4]	**7.2**	5.8
Long-term incentive compensation expense	**15.0**	13.4
Amortization of acquired intangible assets[2]	**64.5**	43.9
Special charges, net	**3.6**	0.8
Other operating expense, net	**8.4**	9.0
Consolidated segment income	**$ 460.6**	$ 353.2

(1) Adjustments in 2024 and 2023 represent the removal of (i) certain acquisition and strategic/transformation related expenses ($5.0 and $7.8, respectively), (ii) inventory step-up charges related to recent acquisitions ($1.8 and $3.6, respectively) along with integration costs of $5.4 and $1.7, respectively, in the HVAC reportable segment and $0.5, during 2023, in the Detection and Measurement reportable segment, (iii) a charge associated with a settlement with the seller of ULC regarding additional contingent consideration of $8.4 in 2024, (iv) restructuring charges of $1.3 associated with acquisition integration activities in 2024, (v) a charge related to the resolution of a dispute with a former representative in the Detection and Measurement reportable segment of $9.0 in 2023, (vi) non-service pension and postretirement losses of $7.6 and $16.1, respectively, (vii) a loss of $4.2, during 2024, and a gain of $3.6 during 2023, on an equity security associated with a fair value adjustment, (viii) a gain of $3.3 on a sale of a building during 2024, and (ix) a charge, during 2023, of $0.2 related to the asbestos portfolio sale completed in 2022.

(2) Excludes amortization expense associated with acquired intangible assets.

(3) Adjustment primarily represents the tax impact of the items (1) and (2) above and the removal of certain discrete income tax items that are considered non-recurring.

(4) Represents integration costs incurred of $7.2 during the twelve months ended December 31, 2024 and $5.8 during the twelve months ended December 31, 2023, including additional "Cost of products sold" related to the step up of inventory (to fair value) acquired in connection with the Ingénia acquisition of $1.8 during the twelve months ended December 31, 2024 and the ASPEQ acquisition of $3.6 during the twelve months ended December 31, 2023.

Annual Report Design by Curran & Connors, Inc. / curran-connors.com

SPX TECHNOLOGIES

OFFICERS

   

  

LEFT TO RIGHT

Eugene J. Lowe, III
President and Chief Executive Officer

Mark A. Carano
*Vice President, Chief Financial Officer
and Treasurer*

Jennifer Carpenter
Vice President and Chief Human Resources Officer

J. Randall Data
President, Global Operations

Cherée Johnson
Vice President, Chief Legal Officer and Secretary

Sean McClenaghan
President, HVAC Segment

John W. Swann, III
President, Detection & Measurement Segment

DIRECTORS

    

   

LEFT TO RIGHT

Patrick J. O'Leary
Chairman
*Retired Executive Vice President, Finance,
Treasurer and Chief Financial Officer,
SPX Corporation (now SPX Technologies)*

Eugene J. Lowe, III
President and Chief Executive Officer, SPX Technologies

Ricky D. Puckett
Compensation Committee Chair
*Retired Executive Vice President, Chief Financial Officer,
Treasurer and Chief Administrative Officer,
Snyder's-Lance, Inc.*

David A. Roberts
*Retired Executive Chairman, President and
Chief Executive Officer, Carlisle Companies, Inc.*

Meenal A. Sethna
Audit Committee Chair
*Executive Vice President and
Chief Financial Officer, Littelfuse, Inc.*

Dr. Ruth G. Shaw
Nominating and Governance Committee Chair
Former President and Chief Executive Officer, Duke Power

Robert B. Toth
*Former Chairman, Chief Executive Officer and
President, Polypore International, Inc.*

Tana L. Utley
*Retired Vice President of Large Power Systems Division,
Caterpillar Inc.*

Angel Shelton Willis
*Executive Vice President, Global General Counsel and
Corporate Affairs Officer, The Kraft Heinz Company*

ANNUAL MEETING

SPX Technologies Annual
Meeting of Stockholders
May 13, 2025, 8 a.m. ET*
Virtual Meeting

CORPORATE OFFICE

SPX Technologies
6325 Ardrey Kell Road, Suite 400
Charlotte, NC 28277
980-474-3700 | www.spx.com

TRANSFER AGENT
AND REGISTRAR

Computershare Investor Services
PO Box 505000
Louisville, KY 40233-5000

Inside the United States:
877-498-8861
Outside the United States:
781-575-2879
TDD/TTY for hearing impaired:
800-952-9245
Operators are available Monday–
Friday 9:00 a.m. to 5:00 p.m.
Eastern Time.

An interactive automated system is
available around the clock every day.
www.computershare.com

AUDITORS

Deloitte & Touche LLP
Charlotte, NC

STOCK EXCHANGE LISTING

New York Stock Exchange
Symbol "SPXC"

*Please consult Notice or proxy
card for details



6325 ARDREY KELL ROAD, SUITE 400, CHARLOTTE, NC 28277
980-474-3700 • WWW.SPX.COM